     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 30, 2002



                                                   REGISTRATION NO. 333-72346-01

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------

                         PRE-EFFECTIVE AMENDMENT NO. 3

                                       TO
                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                         ------------------------------


                         WESTERN UNITED HOLDING COMPANY


             (Exact name of registrant as specified in its charter)


              WASHINGTON                                6311                                73-1642091
   (State or other jurisdiction of          (Primary Standard Industrial                 (I.R.S. Employer
    incorporation or organization)          Classification Code Number)               Identification Number)

                              601 WEST 1ST AVENUE
                           SPOKANE, WASHINGTON 99201
                                 (509) 835-2500
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                          JOHN VAN ENGELEN, PRESIDENT
                     WESTERN UNITED LIFE ASSURANCE COMPANY
                              601 WEST 1ST AVENUE
                           SPOKANE, WASHINGTON 99201
                                 (509) 227-7500
           (Name, Address, including zip code, and telephone number,
                   including area code, of agent for service)

                              WITH COPIES SENT TO:

                           ROBERT J. AHRENHOLZ, ESQ.
                             MICHAEL J. ZIEG, ESQ.
                                 KUTAK ROCK LLP
                       717 SEVENTEENTH STREET, SUITE 2900
                             DENVER, COLORADO 80202
                                 (303) 297-2400

    Approximate date of commencement of the proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
                         ------------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
                                               AMOUNT          PROPOSED MAXIMUM     PROPOSED MAXIMUM        AMOUNT OF
        TITLE OF EACH CLASS OF                 TO BE            OFFERING PRICE         AGGREGATE           REGISTRATION
      SECURITIES TO BE REGISTERED            REGISTERED           PER SHARE          OFFERING PRICE            FEE
---------------------------------------------------------------------------------------------------------------------------
Preferred Stock, Series A..............   2,000,000 shares          $25.00           $50,000,000.00       $12,500.00(1)
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

(1) The registration fee was previously paid in connection with the original filing of the registration statement on October 26, 2001.


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED BEFORE THE TIME THIS PROSPECTUS IS DELIVERED IN FINAL FORM. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                   SUBJECT TO COMPLETION, DATED JULY 30, 2002


PROSPECTUS

                                                                          [LOGO]

                         WESTERN UNITED HOLDING COMPANY

                           UP TO 2,000,000 SHARES OF
               VARIABLE RATE CUMULATIVE PREFERRED STOCK, SERIES A
                         ------------------------------

     This is an initial public offering of shares of Variable Rate Cumulative Preferred Stock, Series A, of Western United Holding Company. We are selling the 2,000,000 shares of preferred stock offered under this prospectus.


- Before this offering, there has been no public market for the preferred stock. The preferred stock will be listed on the American Stock Exchange under the symbol "WUC.pr", subject to official notice of issuance. We will not complete the offering if the preferred stock is not approved for listing.


- We expect preferred stock dividends will be declared monthly. The dividends will be cumulative and will be determined according to a variable rate formula. The annual dividend rate will be equal to the five-year constant maturity rate plus 2.00%. In addition to this annual dividend rate, our
  pricing committee has authorized a dividend of an additional   .  % annually
  on the preferred stock. However, this additional amount may be eliminated or reduced at any time. In all cases, the annual dividend rate, after applying any additional amounts authorized by the pricing committee, will never be less than 4% nor more than 14%.

- The preferred stock has a liquidation preference of $25 per share.

- We may redeem the preferred stock, in whole or in part, at any time at a price of $25 per share plus the amount of any declared but unpaid dividends.

                         ------------------------------
     SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR A DISCUSSION OF FACTORS YOU SHOULD CONSIDER RELATING TO OUR COMPANY AND OUR PREFERRED STOCK.

                         ------------------------------

                                                             PER SHARE      TOTAL
                                                             ---------   -----------
Public offering price......................................   $25.00     $50,000,000
Maximum sales commission...................................   $ 1.50     $ 3,000,000
Proceeds, before expenses, to us...........................   $23.50     $47,000,000

     We are offering the preferred stock on a best efforts basis with conditions. We must sell at least 400,000 shares of preferred stock before we can complete the offering. If the conditions to the offering are not satisfied
by           , 2002, the offering will terminate unless we extend the initial offering period. We will not extend the initial offering period beyond ________, 2002. We will not issue any preferred stock until we have sold at least 400,000 shares of preferred stock. We will hold all funds in an escrow account until the conditions to the offering are satisfied. No interest will be paid to investors on escrowed funds unless we do not sell at least 400,000 shares. In that case, funds will be promptly returned to potential investors together with an estimated pro rata portion of interest. If we sell the minimum amount of preferred stock, any remaining preferred stock in this offering will be sold on a continuous, best efforts basis without escrowing funds. We will not sell any preferred stock under this prospectus after July 31, 2003.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                    METROPOLITAN INVESTMENT SECURITIES, INC.

                The date of this prospectus is           , 2002.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                               PROSPECTUS SUMMARY

     This summary highlights information contained in this prospectus. This summary does not contain all of the information that you should consider. You should read this prospectus carefully when evaluating Western United Life Assurance Company and our preferred stock.

WESTERN UNITED HOLDING COMPANY

     We are a holding company with only one wholly owned operating subsidiary, Western United Life Assurance Company. We are a wholly owned subsidiary of Metropolitan Mortgage & Securities Co., Inc. Substantially all of our operations are conducted through Western Life. Throughout this prospectus, references to the terms "we," "us," "our" and similar terms include both Western United Holding Company and Western United Life Assurance Company together. The financial information in this prospectus for dates before May 3, 2002, the date we were formed, relates solely to Western Life.

     Western Life is an insurance company that sells annuity and life insurance products. It is domiciled in the State of Washington and sells these products through approximately 1,475 independent sales representatives in 16 states, primarily in the western half of the United States. Western Life currently has an insurance license application pending in the State of New Mexico. We also intend to expand our operations in other states as opportunities arise.

     Western Life has been assigned an A.M. Best Co. rating of B (Fair), which is the 7th highest rating. A.M. Best publishes both a financial strength rating and a financial performance rating on almost 6,000 life, health, property and casualty insurance companies. A.M. Best's financial strength ratings range from A++ (Superior) to F (In Liquidation) and include 15 separate ratings (not including the S rating for "Suspended"). A.M. Best bases its rating on a number of complex financial ratios, the length of time a company has been in business, the nature and quality of investments in its portfolio, depth and experience of management and various other factors. A.M. Best's ratings are supplied primarily for the benefit of the policyholders and insurance agents.

     On October 25, 2001, A.M. Best announced that they were downgrading our financial strength rating from B+ (Very Good) to B (Fair). According to A.M. Best, the rating action reflected our significant investment in mortgages, mortgage backed bonds, real estate relative to surplus, decreased surrender charge protection on annuity reserves and declining risk-adjusted capitalization, as well as the weakened financial position of our parent organization, Metropolitan Mortgage. Partially offsetting these items were our historic profitability and ability to grow our core individual annuity lines of business.

     We anticipate that the change in ratings will result in a slight increase in our cost of funds in addition to a slight increase in surrender rates as current policies enter their surrender periods. Before the change in ratings, we changed the focus of our investment strategy away from acquiring residential real estate loans for securitization purposes as we do not intend to participate in any real estate backed securitizations in the near future. We have refocused our investment activity on acquiring and holding both residential and real estate loans and commercial loans. This change in focus has resulted in higher yields on our investments. Therefore, we expect the slight increase in our cost of funds will be more than offset by the higher yields obtained through our new investment strategy.

     In response to the rating downgrade, we increased Western Life capital through a $17.2 million sale of common stock to our parent, Metropolitan Mortgage, in addition to focusing on issuing liabilities with greater surrender charge protection. A.M. Best ratings are performed on an annual basis and we do not anticipate any change to our rating in the coming year.

     We generate nearly all of our premiums through the sale of single and flexible premium deferred annuities. We also generate premiums through the sale of whole life and term life insurance policies. During the calendar year ended December 31, 2001, approximately 91% of our deferred annuity business was produced in the states of Idaho, Montana, Oregon, Texas, Utah and Washington. Based on the latest data available, during calendar year 2001, our deferred annuity market share in these six states was 1.2%.

     In conjunction with Metropolitan, we invest in receivables that are cash flowing assets, consisting of obligations collateralized by real estate, structured settlements, annuities, lottery prizes and other investments. The real estate receivables primarily consist of real estate contracts and promissory notes collateralized by first position liens on real estate. We predominantly invest in receivables where the borrower or the collateral does not qualify for conventional financing or the seller or the buyer chose to use non-conventional financing. This market is commonly referred to as the non-conventional market. Obligors on our real estate receivables typically include A-, B and C credit quality persons. The evaluation, underwriting and closing operations for our receivables are performed by Metropolitan at Metropolitan's headquarters in Spokane, Washington, in accordance with management and acquisition service agreements we have with Metropolitan.

     In addition to investing in receivables originated by others, we began originating commercial loans collateralized by various types of commercial properties that are evaluated, underwritten and closed by an affiliate, Old Standard Life Insurance Company, in accordance with our predefined criteria. We currently expect to expand the origination of commercial loans during 2002. This expectation is in part due to our current perception that this market may be inadequately served by current lenders. We believe these lenders are inflexible in their underwriting and pricing policies and are not able to quickly underwrite and close these loans, particularly in the temporary, bridge and development commercial loan markets.

     In addition to our receivable investments, we invest funds in securities that predominantly consist of corporate bonds, U.S. Treasury and government agency obligations, mortgage-backed securities and other securities. These investments also include some subordinate certificates created out of receivable securitizations.

     We finance our business operations and growth with the proceeds from the sale of annuity and life insurance products, the sale of receivables, receivable cash flows, the sale of equity securities to affiliates, a secured line of credit agreement, reverse repurchase agreements, the sale of real estate and securities portfolio earnings.

     From time to time, we may acquire development properties through a purchase from Metropolitan or other third parties. We develop or improve properties for the purpose of enhancing values to increase marketability and to maximize profit potential.

     Our principal offices are located at 601 West 1st Avenue, Spokane, Washington 99201, and our telephone number is (509) 227-7500.

ORGANIZATIONAL CHARTS

     The chart below lists the principal operating subsidiaries of our parent, Metropolitan.

                                    (GRAPH)

     Metropolitan Mortgage & Securities Co., Inc.: Metropolitan is our parent organization and invests in receivables and other investments, including real estate development, which are principally funded by proceeds from receivable investments, other investments and securities offerings.

     Consumers Group Holding Co., Inc.: A holding company, with its sole business activity currently being that of a shareholder of Consumers Insurance Company.

     Consumers Insurance Company:  An inactive property and casualty insurer.

     Metwest Mortgage Services, Inc.: Metwest, one of our affiliates due to the common control by Metropolitan, primarily performs collection and servicing functions for us, its other affiliates and others. It is a Federal Housing Administration and U.S. Department of Housing and Urban Development licensed servicer and lender and is licensed as a Federal National Mortgage Association ("Fannie Mae") seller/ servicer.

     Western United Life Assurance Company: Western Life is our only operating subsidiary. Western Life is engaged primarily in the sale of annuity contracts and investing in receivables. Western Life is licensed to sell insurance in 16 states, but its sales are primarily concentrated in the western half of the United States.

     The chart below lists the principal operating subsidiaries of Summit Securities, Inc., one of our affiliates.

                                    (GRAPH)

     National Summit Corp.: The parent company of Summit; inactive except as owner of Summit Securities, Inc. National Summit is majority owned by C. Paul Sandifur, Jr., who is also president and controlling shareholder of Metropolitan.

     Summit Securities, Inc.: Invests in receivables and other investments that are principally funded by proceeds from receivable investments, other investments and securities offerings.

     Metropolitan Investment Securities, Inc. ("MIS"): Broker-dealer that is in the business of marketing securities that are offered by Summit and Metropolitan, mutual funds and general securities. MIS is the placement agent for this offering.

     Summit Property Development, Inc.: Provides real estate development services to others; principally to Metropolitan and its subsidiaries.

     Summit Group Holding Company: Inactive except as the owner of Old Standard Life Insurance Company.

     Old Standard Life Insurance Company: Engaged primarily in the sale of annuity contracts. Old Standard is licensed to sell insurance products in eight states, but its sales are primarily concentrated in the states of Idaho and Oregon.

     Old West Annuity & Life Insurance Company: Engaged primarily in the sale of annuity contracts. Old West is licensed to sell insurance in seven states, but its sales are primarily concentrated in the states of Arizona, California, Idaho, Utah and Texas.

                                  THE OFFERING

Preferred stock, Series A to
be offered by us..............   Up to 2,000,000 shares.

Price per share...............   $25.00.

Number of shares of Series A
  preferred stock to be
  outstanding following the
  offering....................   If all of the shares of preferred stock we are
                                 offering are sold, we will have 2,000,000 shares of Series A preferred stock outstanding following completion of the offering.

Dividends.....................   We will pay dividends on the preferred stock on
                                 a cumulative basis from the date the shares are issued. When we pay dividends, they will be paid monthly at the annual dividend rate described under "DESCRIPTION OF PREFERRED
                                 STOCK -- Dividends."

Liquidation rights............   If we were to liquidate, you will have a right
                                 to receive a liquidation preference of $25 per share, plus declared and unpaid dividends. Your liquidation rights will be paid only after all of our debts are paid. Your liquidation rights will be paid before any liquidating distributions to our common stockholders.

Voting rights.................   Your voting rights will be limited to the
                                 following:

                                 - you will have those voting rights expressly
                                   granted by the laws of the State of
                                   Washington;

                                 - you will have limited voting rights if the
                                   dividends payable to you on your preferred stock remain unpaid for a period of time that equals 24 monthly dividends; and

                                 - you will be entitled to vote to approve the
                                   creation of a new series of preferred stock by us if the new series ranks equally with or senior to the Series A shares.


Conditions of the offering....   We will not issue any preferred stock until we
                                 have sold at least 400,000 shares of preferred stock. In addition, if the preferred stock is not approved for listing on the American Stock
                                 Exchange, we will not complete the offering.


Plan of distribution..........   We are offering the preferred stock on a best
                                 efforts basis with conditions. If we do not
                                 sell at least 400,000 shares of preferred
                                 stock, we will not complete the offering. If
                                 the conditions to the offering are not
                                 satisfied by           , 2002, the offering
                                 will terminate unless we extend the initial
                                 offering period. The offering period may not be
                                 extended past           , 2002. U.S. Bank,
                                 National Association, the escrow agent, will hold all funds in an escrow account until the conditions to the offering are satisfied. No interest will be paid to investors on escrowed funds unless we do not sell at least 400,000 shares. In that case, funds will be returned to potential investors together with an estimated pro rata portion of interest determined as equitably as possible based on the subscription amount and the length of time the funds were held in the escrow account. If we sell the minimum amount of preferred stock, any remaining preferred stock in this offering will be sold on a continuous, best efforts basis without escrowing funds.

Use of proceeds...............   We will use the proceeds from the sales of the
                                 preferred stock (1) to invest in receivables and to make other investments, which may include investments in new business ventures or to acquire other companies, and then (2) to develop real estate we currently hold or acquire in the future. We may also use the proceeds to pay preferred stock dividends and for general corporate purposes.


Stock exchange symbol.........   "WUC.pr"


Risk factors..................   You should carefully consider the matters
                                 discussed below under the heading "RISK
                                 FACTORS."

                             SUMMARY FINANCIAL DATA

     The summary financial data shown below as of March 31, 2002 and 2001 and September 30, 2001 and 2000 and for the six months ended March 31, 2002 and 2001 and for the years ended September 30, 2001, 2000, and 1999, other than the ratio of earnings to fixed charges and preferred stock dividends, have been derived from, and should be read in conjunction with, the financial statements and related notes, and Management's Discussion and Analysis of Financial Condition and Results of Operations appearing in this prospectus. The financial data shown below as of September 30, 1999, 1998 and 1997 and for the years ended September 30, 1998 and 1997, other than the ratio of earnings to fixed charges and preferred stock dividends, have been derived from financial statements not included elsewhere in this prospectus.


                                    SIX MONTHS ENDED
                                        MARCH 31                              YEAR ENDED SEPTEMBER 30
                                 -----------------------   --------------------------------------------------------------
                                    2002         2001         2001         2000         1999         1998         1997
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
STATEMENTS OF INCOME DATA:
Revenues.......................  $   38,903   $   25,102   $   67,137   $   66,961   $   57,278   $   63,438   $   64,792
                                 ==========   ==========   ==========   ==========   ==========   ==========   ==========
Net income.....................  $    4,415   $   (3,948)  $   16,362   $    4,387   $   12,156   $    3,753   $    4,229
Preferred stock dividends......  $   (1,609)  $   (1,861)  $   (3,940)  $   (3,015)  $   (1,028)  $       --   $       --
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income applicable to common
  stockholders.................  $    2,806   $   (5,809)  $   12,422   $    1,372   $   11,128   $    3,753   $    4,229
                                 ==========   ==========   ==========   ==========   ==========   ==========   ==========
Ratio of earnings to fixed
  charges and preferred stock
  dividends....................        1.13           (1)        1.06         1.03           (1)        1.11         1.11
PER COMMON SHARE DATA:
Basic and diluted income (loss)
  per share applicable to
  common stockholders(2).......  $     0.84   $    (2.32)  $     4.76   $     0.55   $     4.45   $     1.50   $     1.69
                                 ==========   ==========   ==========   ==========   ==========   ==========   ==========
Weighted average number of
  shares of common stock
  outstanding..................       3,346        2,500        2,609        2,500        2,500        2,500        2,500
                                 ==========   ==========   ==========   ==========   ==========   ==========   ==========
Cash dividends per common
  share........................  $     0.00   $     0.00   $     0.00   $     0.00   $     0.00   $     0.00   $     0.00
                                 ==========   ==========   ==========   ==========   ==========   ==========   ==========
BALANCE SHEET DATA:
Total assets...................  $1,247,900   $1,095,943   $1,176,658   $1,045,025   $1,075,222   $1,041,750   $1,065,575
Debt payable...................  $   43,117   $   23,318   $   23,255   $   24,983   $   44,431   $    1,157   $    1,252
Surplus notes..................          --           --           --           --   $    9,450   $   30,800   $   30,800
Stockholders' equity...........  $  155,573   $  106,143   $  136,040   $   99,529   $   93,371   $   60,805   $   57,416


------------------------------

(1) Earnings were insufficient to meet fixed charges and preferred stock dividends for the six months ended March 31, 2001 and for the fiscal year ended September 30, 1999 by approximately $8.1 million and $0.1 million, respectively.

(2) Earnings per common share, basic and diluted, are computed by deducting preferred stock dividends from net income and dividing the result by the weighted average number of shares of common stock outstanding. There were no common share equivalents or potentially dilutive securities outstanding during any period presented.

                                  RISK FACTORS

     You should carefully consider the following risks and uncertainties relating to our company and our preferred stock. These risks and uncertainties are not the only ones we face. Additional unknown risks and uncertainties, or ones that we currently consider immaterial, may also impair our business operations. If any of these risks or uncertainties actually occurs, our business, financial condition or results of operations could be materially and adversely affected.

THE DIVIDEND RATE ON THE PREFERRED STOCK CAN BE REDUCED BY OUR PRICING COMMITTEE AT ANY TIME WHICH WOULD CAUSE YOU TO RECEIVE LOWER DIVIDENDS.

     In addition to the base dividend rate described in this prospectus, our pricing committee has authorized an additional annual dividend on the preferred stock as described under "DESCRIPTION OF PREFERRED STOCK -- Dividends." Our pricing committee can increase, reduce or eliminate this additional dividend at any time in their sole discretion. If the pricing committee reduces or eliminates the additional dividend, you could receive dividends that are lower than the initial total dividends described in this prospectus.

IF DIVIDEND PAYMENTS ARE RESTRICTED, WE MAY NOT BE ABLE TO PAY THE FULL AMOUNT OF THE DIVIDENDS WE OWE YOU.

     We will rely primarily on our subsidiary, Western Life, to make dividend payments to us in order to pay dividends on the Series A shares. If Western Life can not make dividend payment to us, we may not have funds available to pay dividends to you. Regulations in the State of Washington define the ability of an insurance company to pay dividends. These regulations restrict the payment of cash dividends to the insurance company's portion of available surplus funds derived from any realized net profits as computed in accordance with statutory accounting principles. Furthermore, the payment of extraordinary dividends, as statutorily defined, is subject to prior notice to and review and approval by the Washington State Insurance Commissioner. These restrictions could have an adverse effect on Western Life's ability to make dividend payments to us. The amount of surplus funds available for distribution by Western Life at March 31, 2002 was approximately $5.2 million.

IF WE ISSUE MORE COMPANY SECURITIES, YOUR LIQUIDATION PREFERENCE COULD BE ADVERSELY AFFECTED AND YOU MAY NOT RECEIVE THE FULL AMOUNTS OWED TO YOU IF WE LIQUIDATE.

     The Statement of Rights, Designations and Preferences of Variable Rate Cumulative Preferred Stock, Series A defines your rights in the preferred stock. This statement does not restrict our ability to issue additional debt and additional shares of the Series A preferred stock. If we issue securities senior to the preferred stock and subsequently become insolvent, you may not receive the full amounts owed to you on the preferred stock.

BECAUSE YOUR LIQUIDATION RIGHTS WILL BE JUNIOR TO OUR OUTSTANDING DEBT, YOU MAY NOT RECEIVE THE FULL AMOUNTS OWED TO YOU IF WE LIQUIDATE OR FILE BANKRUPTCY.

     If we liquidate or file for bankruptcy protection, we must pay all of our outstanding debts before we can make any distributions to you. In which case, our debt holders will receive their full liquidation rights before any liquidation amounts are distributed on the Series A shares. If, after the debt holders are paid in full, there is not enough money to distribute to all preferred shareholders for their entire respective liquidation rights, you will share the shortfall with the other preferred shareholders in proportion to your respective liquidation rights. At March 31, 2002, our total liabilities, including life insurance and annuity reserves, ranking senior in liquidation preference to the preferred stock was approximately $1.09 billion.

THE PREFERRED STOCK HAS LIMITATIONS ON REDEMPTION AND RESTRICTIONS ON DIVIDENDS THAT COULD PREVENT US FROM PAYING DIVIDENDS TO YOU.

     If we have not paid cumulative dividends to all preferred shareholders, we cannot purchase your shares unless we make the same offer to all preferred shareholders. We will not pay dividends to you unless the cumulative dividends have been paid or are being paid to all other holders of preferred stock ranking equally with or senior to the Series A shares.

BECAUSE THE PREFERRED STOCK HAS LIMITED VOTING RIGHTS, YOU GENERALLY WILL NOT HAVE THE ABILITY TO CONTROL OUR OPERATIONS.

     You will have very few voting rights as an owner of preferred stock. The only class of our stock carrying full voting rights is our common stock. Therefore, in most cases, you will not have the ability to exercise voting control over our operations.

BECAUSE WE CAN REDEEM OR CALL THE PREFERRED STOCK AT OUR DISCRETION, YOUR HOLDING PERIOD OF THE PREFERRED STOCK MAY BE SHORTER THAN YOU ANTICIPATE.

     We have the option of calling or redeeming your shares at any time for $25 per share plus any declared and unpaid dividends. Therefore, we may redeem the preferred stock earlier than you anticipate, causing you to receive dividends for a shorter period of time than you had planned. No dividends will be paid on the preferred stock after it is redeemed.

LISTING ON THE AMERICAN STOCK EXCHANGE DOES NOT GUARANTEE YOUR ABILITY TO SELL YOUR PREFERRED STOCK.

     Before to this offering, there has been no public market for our preferred stock. Although the preferred stock will be listed on the American Stock Exchange, an active trading market may not develop, or if developed, may not be sustained or provide you a means to sell your shares. In addition, the market price of the preferred stock could decline below the initial public offering price. Following the closing of the offering, prices for the preferred stock will be determined in the marketplace and may be influenced by many factors, including variations in our financial results, changes in earnings estimates by industry research analysts, investors' perceptions of us and general economic, industry and market conditions.

INTENSE COMPETITION IN THE MARKET FOR ANNUITY SALES COULD ADVERSELY AFFECT OUR BUSINESS.

     The annuity business is highly competitive. We compete with other financial institutions, including ones with greater resources and greater name recognition than we have. Premium rates, annuity yields and commissions to agents are particularly sensitive to competitive forces. If we are unable to effectively price our annuities, offer competitive commissions and effectively compete in general for the sale of our annuity products, our business could be adversely affected.

OUR SALES REPRESENTATIVES ARE NOT CAPTIVE AND MAY SELL PRODUCTS OF OUR COMPETITORS, ADVERSELY AFFECTING OUR BUSINESS.

     We sell our annuity and life insurance products through approximately 1,475 independent sales representatives. These representatives are not captive, which means they may also sell our competitors' products. If our competitors offer products that are more attractive than ours, or pay higher commission rates to the sales representatives than we do, these representatives may concentrate their efforts in selling our competitors' products instead of ours, which would adversely affect our business.

CHANGES IN REGULATIONS OR A FAILURE TO COMPLY WITH A REGULATION COULD ADVERSELY AFFECT OUR BUSINESS.

     Our operating subsidiary, Western Life, is subject to direct regulation by the Insurance Commissioner of the State of Washington and the insurance commissioners of the states where we sell our products. We are not currently subject to direct regulation by the federal government, other than regulations applicable to businesses in general. However, in the future we may be subject to regulation by federal agencies, which could increase our costs and harm our business. If we fail to comply with applicable regulations, or if there is a change in these regulations that would prevent us from offering particular products or services, our business could be harmed.

CHANGES IN INTEREST RATES COULD NEGATIVELY AFFECT OUR PROFITABILITY.

     If interest rates fall, our profitability may decline because of a refinancing of real estate receivables and a net decrease in interest revenues. When interest rates fall, borrowers have an incentive to refinance their real estate receivables by taking out new loans at a lower rate of interest and repaying in full existing loans having a higher rate of interest. Because the real estate receivables with the higher rate of interest may be repaid early, the interest earned by us may decline. On the other hand, higher interest rates could cause interest expenses to increase faster than interest income increases, because more of our financial liabilities than assets are scheduled to reprice or mature during the fiscal year that began on October 1, 2001.

FORECLOSURE ON MORTGAGES COULD DELAY OR REDUCE PAYMENTS ON OUR RECEIVABLES.

     Foreclosure, bankruptcy and other similar proceedings used to enforce mortgage loans are generally subject to principles of equity, which are designed to relieve the indebted party from the legal effect of the default. Statutes may limit our right to obtain a deficiency judgment against the defaulting party after a foreclosure or sale. The application of any of these equity principles may lead to a loss or delay in the payment on a certificate in a securitization in which we are involved or of loans held by us.

REAL ESTATE USED AS COLLATERAL TO COVER LOSSES ON RECEIVABLES MAY BE INADEQUATE, WHICH COULD LEAD TO LOSSES FOR US.

     Most of the receivables purchased by us are collateralized by real estate to provide collateral if a borrower defaults on the borrower's mortgage. The real estate used as collateral may be insufficient to cover any loss in the event of foreclosure. Several factors influence whether the value of the real estate will be sufficient to cover the value of the receivables, including changes in economic conditions, property condition, property values, zoning, land use, environmental laws and other legal restrictions, including changes in and restrictions on the timing and methods of foreclosure. If the real estate used as collateral is insufficient to cover any loss, our business could be harmed.

IF UNDERWRITING INSUFFICIENTLY EVALUATES THE RISK OF LOSSES ON RECEIVABLES, WE COULD INCUR LOSSES.

     Metropolitan underwrites the receivables that are purchased by us. Sellers and other non-institutional lenders originated many of the purchased receivables. Therefore, the underwriting standards used by these sellers and non-institutional lenders to originate these loans may have been less strict than the standards that are typically used when underwriting conventional mortgage loans. Metropolitan uses a variety of procedures to evaluate receivables depending on the type of investment, attempting to minimize the risk of default and the risk of losses if there is a default. If it turns out that the underwriting procedures incorrectly assessed the risk, our business could be harmed.

OUR INEXPERIENCE IN ORIGINATING COMMERCIAL LOANS COULD LEAD TO LOSSES.

     During the fiscal year ended September 30, 2001, we began originating commercial loans collateralized by various types of commercial properties. We currently expect to expand the origination of commercial loans during fiscal year 2002. However, if these loans fail to achieve desirable yields or if we are unable to accurately predict the rates of default on the commercial loans we originate or purchase, we could incur losses.

AN INCREASE IN OUR ANNUITY AND LIFE INSURANCE TERMINATION RATES MAY DECREASE EARNINGS.

     An increase in the termination rate of our annuity contracts and life insurance policies would tend to decrease our earnings. If terminations increase, costs would increase because we would have to immediately expense the unamortized deferred acquisition costs on those surrendered policies instead of continuing to amortize those costs over time. The rate at which annuity contracts and life insurance policies terminate is affected by several factors, including changes in interest rates, competition and changes in tax and other regulations. If the future rate of termination of annuity and life insurance policies is higher than we expect, our business could be harmed.

ENVIRONMENTAL CONDITIONS AND REGULATIONS OF PROPERTY ACQUIRED BY US MAY LEAD TO LOSSES.

     We acquire properties in the course of our business, some of which may contain hazardous waste or other toxic materials. Various federal, state and local environmental laws, ordinances and regulations hold the owner or the previous owners liable for the costs of removal or remediation of hazardous or toxic substances on, under, in or near the effected property. Historically, we have tried to avoid acquiring properties or receivables collateralized by properties that may be contaminated. We are currently evaluating whether to acquire or originate commercial loans where the property type or use creates a greater risk of environmental problems or on properties where known environmental problems exist. In those circumstances, we are evaluating insurance programs to eliminate or minimize the potential environmental costs to us. As a result of our current business or if the proposed program is not implemented or insufficient, we may sustain significant losses due to this liability.

WE MAY BE LIABLE FOR ENVIRONMENTAL CLEAN-UP COSTS ON REAL ESTATE.

     The government can place a lien on environmentally contaminated property to guarantee that the clean-up costs for that property are paid. In many states, these liens have priority over the existing mortgage on the property. We may be subject to these liens directly, or indirectly, if we participated in a securitization of property, or a loan held by us securing the property, or we have a role in the day-to-day management of the facility or property. Environmental assessments to determine whether properties are contaminated are rarely performed by us, and even when they are performed, they may not insulate us from liability for an environmental condition. If we are held liable for environmental clean-up costs, our business could be harmed.

WE MAY BE ADVERSELY AFFECTED BY COMPETITION AMONG OUR AFFILIATED COMPANIES.

     Several companies are affiliated with us through common control by C. Paul Sandifur, Jr. Some of the officers and directors of these affiliated companies are also employed by us. In addition, we buy and sell receivables to and from these affiliated companies and make loans to or borrow money from these affiliated companies as permitted by state insurance regulations. These factors may lead to conflicts of interest, like which company acquires a particular security, how receivables are distributed among or between separate companies, how fees for services are established and charged, how inter-company sales and purchases of receivables are priced and the terms of any inter-company loans. In addition, our insurance affiliates, Old Standard and Old West, may compete with us in acquiring receivables and for the sale of annuities and life insurance. A failure to resolve these conflicts of interest favorably to Western United could adversely affect our business.

OUR TRANSACTIONS WITH OUR AFFILIATES COULD ADVERSELY AFFECT OUR BUSINESS.

     We frequently engage in transactions with our affiliates. In addition, we are dependent on some of our affiliates to provide services to us. These transactions and the fees we pay for these services are not negotiated by independent parties. Therefore, there is a potential that had we entered into those transactions or obtained those services from independent parties, we would have received more favorable terms or paid lower fees. In which case, the potentially less favorable terms we receive and potentially higher fees we pay to our affiliates could negatively affect our business.

WE MAY HAVE TROUBLE SELLING REAL ESTATE HELD FOR DEVELOPMENT, WHICH COULD HARM OUR BUSINESS.

     We are engaged in the development of various real estate properties, including property that currently is substantially undeveloped. It is possible that these properties may not be able to be sold, or will not be able to be sold at a price exceeding the carrying value for the property. Factors such as local and national trends in commercial property values, as well as local, state and national economic trends, may impact the potential sales price for these properties. If we are unable to sell these properties at a profit, our business could be harmed.

WE MAY BE NEGATIVELY IMPACTED BY SOME OF OUR EQUITY INVESTMENTS.

     We make venture capital investments and invest in joint ventures and other related equity investments. The market price and value of these investments may fluctuate due to market conditions and other conditions over which we have no control. If these equity investments decline in value, our profitability could be negatively affected.

WE MAY BE ADVERSELY AFFECTED BY GENERAL ECONOMIC CONDITIONS IN THE PACIFIC NORTHWEST AND BY RECENT OR FUTURE TERRORIST ATTACKS.

     The recent terrorist attacks of September 11, 2001 have had an adverse impact on various regions of the United States and on a wide range of industries. The terrorist attacks, the allied military response and subsequent developments may impact the global economy and may adversely affect our future results of operations. In particular, the Pacific Northwest, where approximately 70% of the real estate we own is located and where we conduct a significant amount of our business, has been impacted. We are unable to determine at this time the extent of the impact and whether these events will negatively affect our operations or our profitability. In the future, fears of global recession, war and additional acts of terrorism may continue to impact global economies and financial markets and could adversely affect our business.

                           FORWARD-LOOKING STATEMENTS

     This prospectus includes forward-looking statements. We based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions, including:

     - Our anticipated growth strategies;

     - Anticipated trends in our business, including trends in the markets for annuities, mortgages, real estate and insurance;

     - Future interest rate trends, movements and fluctuations;

     - Future expenditures for purchasing receivables;

     - Our ability to continue to control costs and accurately price the risk of default on the payment of receivables; and

     - The impact and effects of the events of September 11, 2001 and any further similar events that may occur in the future.

                                USE OF PROCEEDS

     The minimum amount of proceeds this offering will generate is $10,000,000, before deducting sales commissions and other expenses. If all of the preferred stock we are offering is sold, we expect proceeds to total $50,000,000, before deducting sales commissions and other expenses. Offering expenses are estimated at $975,000 and sales commissions will be a maximum of 6% of the offering proceeds. We do not know how much of the preferred stock will be sold. We will not sell any preferred stock unless we sell at least 400,000 shares, or $10,000,000.

     In conjunction with the other funds available to us through operations and/or borrowings, we currently plan to utilize the proceeds of this preferred stock offering (1) for funding investments in receivables and other investments, which may include the commencement of new business ventures or the acquisition of other companies, and then (2) to develop real estate we currently hold or acquire in the future. We do not have any commitments or agreements for material acquisitions. However, we continue to evaluate possible acquisition candidates. Since we do not know the total amount of preferred stock that will be sold, we are unable to accurately forecast the total net proceeds generated by this offering. We currently anticipate that approximately 80% of the net proceeds will be used for purposes described in clause (1) and 20% will be used as described in clause (2). However, a change in capital requirements could cause a change in this allocation. In the event substantially less than the maximum proceeds are obtained, we do not anticipate any material changes to our planned use of proceeds from those described above.

     To the extent internally generated funds are insufficient or unavailable, proceeds of this offering may be used to pay preferred stock dividends and for general corporate purposes, including debt service and other general operating expenses. We anticipate that some of the proceeds from this offering will be invested in money market funds, bank repurchase agreements, commercial paper, U.S. Treasury Bills and similar securities investments while awaiting use as described above.

                                 CAPITALIZATION

     The following table shows Western Life's capitalization as of March 31, 2002 (1) on an actual basis, and (2) as adjusted to give effect to the issuance of the minimum number of shares of Series A preferred stock that we must sell before completing the offering, which is 400,000 shares. This table should be read in conjunction with the financial statements and the related notes included in this prospectus.

                                                                 AMOUNT      AS ADJUSTED
                                                              OUTSTANDING     PRO FORMA
                                                              ------------   ------------
DEBT PAYABLE:
Note payable to Federal Home Loan Bank of Seattle, interest
  rates ranging from 6.95% to 7.48% per annum, maturity
  dates ranging from March 2005 to March 2015;
  collateralized by $83.6 million of mortgage-backed
  securities................................................  $ 42,000,000   $ 42,000,000
Real estate contracts and mortgage notes payable, interest
  rates ranging from 3.0% to 11.6% due in installments
  through 2026; collateralized by senior liens on certain of
  our real estate contracts and mortgage notes receivable...       920,582        920,582
Accrued interest payable....................................       196,006        196,006
                                                              ------------   ------------
  Total Debt Payable........................................    43,116,588     43,116,588
                                                              ------------   ------------
STOCKHOLDERS' EQUITY
Preferred Stock.............................................    39,600,000     40,600,000
Common Stock................................................     3,513,348      3,513,348
Additional paid-in-capital..................................    38,601,255     47,001,255
Accumulated comprehensive loss..............................    (2,817,907)    (2,817,907)
Retained Earnings...........................................    76,675,998     76,675,998
                                                              ------------   ------------
  Total Stockholders' Equity................................   155,572,694    164,972,694
                                                              ------------   ------------
  Total Capitalization......................................  $198,689,282   $208,089,282
                                                              ============   ============

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CRITICAL ACCOUNTING POLICIES

     The accounting policies described below are those that we consider critical in preparing our financial statements. These policies include significant estimates we make using information available at the time the estimates are made. However, the estimates could change materially if different information or assumptions are used. The descriptions below are summarized and have been simplified for clarity. A more detailed description of the significant accounting policies used by us in preparing our financial statements is included elsewhere in this prospectus.

  ASSET VALUATIONS

     Investments

     We classify our investments in debt and equity securities as "trading" or "available-for-sale." The significant accounting policies related to these investment classifications are as follows:

          Trading Securities. Trading securities consist primarily of mortgage- and asset-backed securities and are recorded at fair value based on quoted market prices. Realized and unrealized gains and losses on these securities are included in the statement of operations.

          Available-for-Sale Securities. Available-for-sale securities, consisting primarily of mortgage- and asset-backed securities, are carried at quoted and estimated fair values. We hold debt securities generated from securitization transactions. For securities without an established market price, estimated fair value is derived from expected discounted future cash flows. When determining expected future cash flows, we consider interest rates, estimated prepayment rates, collateral value and historical default rates experienced by the securities. To the extent that actual experience is less favorable than the assumptions, an impairment in the debt securities could result. We periodically assesses the assumptions used in valuing the cash flows and the related carrying value of these securities.

          Other available-for-sale securities include government-backed bonds, corporate bonds, equity securities and venture capital investments. Unrealized gains and losses on available-for-sale securities are excluded from earnings and presented as accumulated other comprehensive income or loss, net of related deferred income taxes. We continually monitor our investment portfolio for other than temporary impairment of securities. When an other than a temporary decline in the value below cost or amortized cost is identified, the investment is reduced to its fair value, which becomes the new cost basis of the investment. The amount of the reduction is reported as a realized loss in the statement of income. Any recovery of value in excess of the investment's new cost basis is recognized as a realized gain only on sale, maturity or other disposition of the investment. Factors that we evaluate in determining the existence of an other than temporary decline in value include (1) the length of time and extent to which the fair value has been less than cost, (2) the circumstances contributing to the decline in fair value, (3) recent performance of the security, (4) the financial strength of the issuer, and
     (5) the intent and ability to retain the investment for a period of time sufficient to allow for anticipated recovery.

     Real Estate Held for Sale and Development. Real estate held for sale and development is stated at the lower of cost or fair value, less estimated costs to sell. We principally acquire real estate through acquisition and foreclosure. Cost is determined by the purchase price of the real estate or, for real estate acquired by foreclosure, at the lower of the fair value of the property at the date of foreclosure, less estimated selling costs, or the carrying value at the date of foreclosure. Project costs, including interest, associated with the development of real estate are capitalized and included in the cost basis of the real estate.

     Profit on sales of real estate is recognized when the buyers' initial and continuing investment is adequate to demonstrate a commitment to fulfill the terms of the transaction, that collectibility of the remaining sales price due is reasonably assured, and we maintain no continuing involvement or obligation in relation to the property sold and have transferred all the risks and rewards of ownership to the buyer.

     Deferred Costs. Deferred acquisition costs, consisting of commissions to agents and other insurance underwriting and annuity policy costs, are deferred. Cost for annuity contracts and life insurance policies are amortized over the lives of the contracts or policies in proportion to the present value of estimated future gross profits. To the extent actual experience differs from assumptions, and to the extent estimates of future gross profits require revision, the unamortized balance of deferred acquisition costs is adjusted accordingly; these adjustments would be included in current operations.

     Allowances for Losses

     Allowance for Losses on Real Estate Contracts and Mortgage Notes Receivable. Originated commercial loans are individually monitored for impairment. When a loan has been identified as impaired, we determine the allowance for loss based on the estimated fair value, less estimated liquidation expenses, of the collateral compared to the carrying value of the receivable. If the estimated fair value of the collateral is less than the carrying value, an allowance for loss is recognized. Additionally, using historical experience, we establish a 0.25% allowance for losses that are inherent in the commercial loan portfolio at the balance sheet date.

     The remaining real estate contracts and mortgage notes receivable portfolio is made up of a large group of smaller-balance homogenous loans that are collectively evaluated for impairment. We establish an allowance for inherent losses, both principal and interest, on the receivables based primarily on historical foreclosure and loss experience. To the extent actual experience differs from assumptions, such adjustments would be included in the statement of operations.

     Allowance for Losses on Real Estate Held for Sale and Development. The established allowance for losses on real estate held for sale and development includes amounts for estimated losses as a result of an impairment in value of the real property. We review our real estate properties for impairment in value whenever events or circumstances indicate that the carrying value of the asset may not be recoverable. The carrying value of a repossessed property is determined as of the date of repossession of the property and is based on the lower of fair value or carrying value at the time the property was repossessed. The fair value is based on an appraisal by a licensed independent appraiser at the time of repossession. If expected future undiscounted cash flows from the use of the asset or the fair value, less selling costs, from the disposition of the asset is less than its carrying value, an impairment is recognized in the statement of operations.

     Life Insurance and Annuity Reserves. Premiums for universal life insurance contracts and annuities are reported as life insurance and annuity reserves under the deposit method. Reserves for universal life insurance and annuities are equal to the sum of the account balances, including credited interest and deferred service charges. Based on past experience, consideration is given in actuarial calculations to the number of policyholder and annuitant deaths that might be expected, policy lapses, surrenders and terminations. As a result of changes in the factors considered in the actuarial calculations, it is reasonably possible that the reserves for insurance and annuities could change in the near future.

FISCAL YEARS ENDED SEPTEMBER 30, 2001, 2000 AND 1999

     Our net income was $16.4 million for the fiscal year ended September 30, 2001 as compared to net income of $4.4 million and $12.2 million for the comparable periods ended September 30, 2000 and 1999. The increase in net income during 2001 was primarily due to an increase in investment income and a slowdown in deferred acquisition cost amortization, which was caused by a revision in gross profit estimates, that were partially offset by a decrease in gains on investments. In addition, we released to income an $11.2 million valuation allowance, which had previously been recorded against our deferred tax assets, that was no longer deemed necessary. The decrease in net income during 2000 was primarily due to a reduction in income tax benefits and an increase in deferred acquisition cost amortization that were partially offset by an increase in net investment income and realized gains on investments. Net income for fiscal years 2001 and 2000 was sufficient to cover fixed charges including preferred stock dividend requirements. Net income for fiscal year 1999 was insufficient to cover fixed charges including preferred stock dividends by approximately $0.1 million.

     Interest Sensitive Income and Expense

     Interest sensitive income and expenses are our primary revenue and expenses. Interest sensitive income consists of interest on receivables, earned discount on receivables, insurance revenues and other investment interest. The related expenses consist of salaries, commissions and other operating expenses incurred as a result of owning the interest sensitive assets, interest expense on borrowed money and insurance policy and annuity benefits. Insurance policy and annuity benefits primarily consist of interest credited on outstanding policies at the rates of return specified in the policy. When an annuity or an insurance policy is issued, these rates of return are guaranteed for a limited number of years. After that, subject to any guaranteed rate of return specified in the insurance policy or annuity, these rates of return are subject to our discretion. Additionally, insurance and annuity policy benefits also include payments of death claims on mortality contracts. These mortality contracts account for approximately 2% of our direct premiums with a portion of the life risk offset by reinsurance treaties.

     Net interest sensitive income was $26.9 million, $22.2 million and $16.8 million for the fiscal years ended September 30, 2001, 2000 and 1999, respectively. The increase in net interest sensitive income from 2000 to 2001 was primarily the result of an increase in the average yields of our real estate contract and mortgage loan portfolio that was partially offset by an increase in interest sensitive expenses due to an increase in our life insurance and annuity reserves liabilities. The increase in net interest sensitive income from 1999 to 2000 was primarily the result of an exchange of preferred stock for surplus notes that resulted in a reduction in interest expense of approximately $1.1 million and a refund of expenses paid to Metropolitan in 1998 and 1999 for the servicing of our investment and receivable portfolio. Our inter-company agreements with Metropolitan are regulated by the Office of the Insurance Commissioner of the State of Washington (the "OIC"). As a result of the OIC's requirement that services be provided at cost, the inter-company agreements were redrafted and we received a $2.1 million refund from Metropolitan. In addition to the refund received, the new agreement has reduced our on-going investment expenses paid to Metropolitan.

     We are in a liability sensitive position in that our interest sensitive liabilities reprice or mature more quickly than do our interest sensitive assets. Consequently, in a rising interest rate environment, the net return from interest sensitive assets and liabilities will tend to decrease. Conversely, in a falling interest rate environment, the net return from interest sensitive assets and liabilities will tend to improve. As with the impact on operations from changes in interest rates, our Net Present Value ("NPV") of financial assets and liabilities is subject to fluctuations in interest rates. We continually monitor the sensitivity of net income and NPV of our financial assets and liabilities to changes in interest rates. We do not believe that there has been a material change in our market risk since September 30, 2001.

     NPV is calculated based on the net present value of estimated cash flows utilizing market prepayment assumptions and market rates of interest provided by independent broker quotations and other public sources. Computation of forecasted effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates and loan prepayments and should not be relied upon as indicative of actual future results.

     The following table presents, as of September 30, 2001, our estimate of the change in the NPV of the financial assets and liabilities if interest rate levels generally were to increase or decrease by 1% and 2%, respectively. The loan prepayment assumptions used in computing the fair value did not change with the change in interest rates. These calculations, which are highly subjective and technical, may differ from actual results.

                                                                 FAIR VALUE WITH INTEREST RATE CHANGE
                                CARRYING       FAIR      -----------------------------------------------------
                                AMOUNTS       VALUE      DECREASE 1%   DECREASE 2%   INCREASE 1%   INCREASE 2%
                               ----------   ----------   -----------   -----------   -----------   -----------
                                                           (DOLLARS IN THOUSANDS)
Financial Assets:
  Cash and cash
    equivalents..............  $   53,287   $   53,287   $   53,287    $   53,287    $   53,287    $   53,287
  Investments:
    Trading..................      48,819       48,819       49,894        51,027        47,796        46,823
    Available-for-sale.......     267,834      267,834      274,726       281,977       261,277       255,036
    Real estate contracts and
      mortgage notes.........     390,258      423,412      435,874       449,053       411,615       400,436
    Indebtedness of related
      party..................      19,880       21,958       22,741        23,585        21,231        20,555
    Other receivable
      investments............     149,852      171,761      178,461       185,567       165,438       159,468
    Reinsurance receivable...     109,608      109,608      112,065       114,874       106,724       104,184
    Policy loans.............      19,381       19,381       20,011        20,677        18,785        18,221
                               ----------   ----------   ----------    ----------    ----------    ----------
                               $1,058,919   $1,116,060   $1,147,059    $1,180,047    $1,086,153    $1,058,010
                               ==========   ==========   ==========    ==========    ==========    ==========
Financial Liabilities:
  Life insurance and annuity
    reserves.................  $  971,216   $  971,216   $  992,987    $1,017,878    $  945,658    $  923,157
  Debt payable...............      23,110       24,915       25,705        26,529        24,157        23,429
                               ----------   ----------   ----------    ----------    ----------    ----------
                               $  994,326   $  996,131   $1,018,692    $1,044,407    $  969,815    $  946,586
                               ==========   ==========   ==========    ==========    ==========    ==========

     The calculations of NPV have shortcomings. The discount rates utilized for receivables and investment securities are based on estimated market interest rate levels of similar receivables and securities nationwide, with prepayment levels generally assumed based on global statistics. The unique characteristics of our receivables and investment securities may not necessarily parallel those assumed in the model and, therefore, would likely result in different discount rates, prepayment experiences and present values. The discount rates utilized for annuity reserves and debt payable are based on alternative types and sources of funds, which are not necessarily indicative of the present value of those instruments. The present values are determined based on the discounted cash flows over the remaining estimated lives of the financial instruments and assume that the resulting cash flows are reinvested in financial instruments with virtually identical terms. The total measurement of our exposure to interest rate risk as presented in the above table may not be representative of the actual values that might result from a higher or lower interest rate environment. A higher or lower interest rate environment will most likely result in different investment and borrowing strategies by us that will be designed to mitigate the effect on the value of, and the net earnings generated from, our net assets from any change in interest rates.

     The following table presents the average yields realized by us on interest sensitive assets and liabilities during the one year periods ending September 30, 2001, 2000 and 1999 based on average monthly ending balances:

                                         2001 AVERAGE     2000 AVERAGE     1999 AVERAGE
                                         ------------     ------------     ------------
Securities investments.................  $293,416,628     $267,139,396     $184,199,086
  Yield................................          7.65%            8.26%            7.67%
Real estate contracts and mortgage
  notes receivable.....................  $352,747,729     $342,389,304     $409,316,010
  Yield................................         11.67%            9.89%            9.55%
Other receivable investments...........  $149,963,604     $154,361,287     $156,984,414
  Yield................................          8.92%            8.93%            8.77%
Policy loans...........................  $ 19,356,077     $ 19,074,783     $ 18,660,355
  Yield................................          7.37%            7.24%            7.20%
Indebtedness of related parties........  $ 20,226,255     $ 21,731,591     $ 23,991,750
  Yield................................         10.24%            9.87%            8.82%
Life insurance and annuity reserves....  $815,417,282     $794,005,601     $804,472,729
  Yield................................          5.65%            5.63%            5.41%
Debt payable and surplus notes.........  $ 23,519,761     $ 27,746,041     $ 32,961,658
  Yield................................          7.55%            8.21%            9.79%

     Gains(Losses) on Investments

     The components of gains (losses) on investments for the fiscal years ended September 30, 2001, 2000 and 1999 are as follows:

                                                   2001          2000          1999
                                                -----------   -----------   -----------
Net gains on sale of real estate..............  $   237,312   $ 2,733,749   $ 1,963,583
Net investment securities losses..............   (1,419,012)     (619,677)   (6,890,995)
Realized gains on sale of receivables.........    1,203,092     3,141,145     7,260,174
Provision for loss on real estate loans and
  assets......................................   (5,851,375)   (5,201,386)   (5,300,054)
                                                -----------   -----------   -----------
Net gains (losses) on investments.............  $(5,829,983)  $    53,831   $(2,967,292)
                                                ===========   ===========   ===========

     We are in the real estate market due primarily to (1) our repossession of properties following receivable defaults, and (2) the development of various properties that were acquired in the course of business as investment properties. The development or improvement of properties is undertaken for the purpose of enhancing values to increase marketability and to maximize profit potential. At September 30, 2001, approximately 80% of real estate owned as a result of defaults and investments were located in the Pacific Northwest (Alaska, Washington, Oregon, Idaho, Montana), which has experienced a more stable economy than many areas of the nation in the past several years. Consequently, we believe that the sale of these assets will be largely dependent on the attractiveness of the Pacific Northwest marketplace. Of the property owned in the Pacific Northwest, approximately $9.5 million is invested in commercial developments, approximately $21.1 million is invested in undeveloped or partially developed commercial land and approximately $2.7 million in single and multi-family dwellings.

     The following table summarizes changes in our allowance for losses on real estate contracts and mortgage notes receivable for the fiscal years ended September 30, 2001, 2000 and 1999:

                                                    YEAR ENDED OR AT SEPTEMBER 30,
                                                ---------------------------------------
                                                   2001          2000          1999
                                                -----------   -----------   -----------
Beginning balance.............................  $ 5,380,212   $ 3,037,582   $ 2,347,734
Provisions....................................    3,959,658     3,897,929     2,373,106
Charge-offs...................................   (1,261,454)   (1,555,299)   (1,683,258)
                                                -----------   -----------   -----------
Ending balance................................  $ 8,078,416   $ 5,380,212   $ 3,037,582
                                                ===========   ===========   ===========

     We use historical repossession and loss severity rates to determine an adequate allowance for probable losses. In fiscal year 1999, the expected future loss rates inherent in the portfolio as of the balance sheet dates were based on the historical performance of our receivable portfolio, which had primarily been seller-financed receivables. We used the seller-financed based assumptions because we anticipated that the sub-prime loans that were being acquired from an affiliate would perform the same as the seller-financed loans. When we determined that the expected performance of the sub-prime loans differed from the assumptions, and the actual performance is not generally known until 12 to 24 months after origination, we revised the expected future loss rates accordingly. Additionally, not all pools will experience the same rate of loss over their respective remaining lives. Pools that have seasoned beyond the four year mark generally experience lower future losses than pools that are less seasoned. During fiscal year 2000, we identified actual delinquency and foreclosure experience by individual pool years and type of loan origination. Identifying actual delinquency, foreclosure experience and seasoning by individual pool years has allowed us to further refine our methodology for determining an adequate allowance for probable losses.

     Beginning October 1, 1993 and ending March 31, 1998, we entered into an agreement with Metropolitan to purchase real estate contracts and mortgage notes receivables at guaranteed yields that ranged from 8.0% to 9.7%. As part of the agreement, we agreed to pay Metropolitan the difference between the guaranteed yield and the yield at which Metropolitan acquired the loan. In exchange, Metropolitan agreed to reimburse us for any losses incurred on the loans. In the event of foreclosure, Metropolitan also agreed to pay us the guaranteed yield while the property is held for sale. The guarantee is supported by an inter-company reserve balance of approximately $2.7 million and $1.4 million at September 30, 2001 and 2000, respectively. The application of the refined methodology, in addition to the termination of the guarantee provision for loans acquired after March 31, 1998, increased the allowance for probable losses in fiscal 2001 to $8.1 million on $390.3 million of receivables collateralized by real estate from $5.4 million on $330.1 million of receivables collateralized by real estate in fiscal 2000 and $3.0 million on $414.0 million of receivables collateralized by real estate in fiscal 1999.

     The following table summarizes changes in our allowance for losses on real estate held for sale for the fiscal years ended September 30, 2001, 2000 and 1999:

                                                     2001         2000         1999
                                                  ----------   ----------   -----------
Beginning balance...............................  $1,442,424   $1,383,575   $   358,810
Provisions......................................   1,676,031      408,568     2,926,948
Charge-offs.....................................    (669,785)    (349,719)   (1,902,183)
                                                  ----------   ----------   -----------
Ending balance..................................  $2,448,670   $1,442,424   $ 1,383,575
                                                  ==========   ==========   ===========

     Loss provisions for real estate held for sale are calculated as the difference between the estimated fair value at measurement date and the carrying value. At foreclosure, the carrying value of the real estate held for sale is adjusted to the lower of cost or fair value less estimated selling costs. Any subsequent reduction in the carrying value is charged to operations through the provision for losses. The increase in the allowance for losses from fiscal 1999 to fiscal 2001 was primarily due to an increase in the number of non-guaranteed real estate held for sale assets that were acquired through foreclosure on loans acquired after the guarantee period.

     During the fiscal year ended September 30, 2000, we established a loss reserve on our investments in annuity and structured settlement cash flows as the industry has recently focused on state and federal collection laws and their applicability to delinquent annuity and structured settlement payments. The allowance for loss represents approximately 0.6% of the net investment in other receivable investments.

The following is an analysis of the allowance for losses on other receivable investments for the fiscal years ended September 30, 2001 and 2000:

                                                                 2001        2000
                                                              ----------   --------
Beginning balance...........................................  $  894,889   $     --
Provisions..................................................     215,686    894,889
Charge-offs.................................................     (22,228)        --
                                                              ----------   --------
Ending balance..............................................  $1,088,347   $894,889
                                                              ==========   ========

     We classify our investments in securities as either "trading" or "available-for-sale." From time to time, gains or losses are recognized on trading positions and securities classified as "available-for-sale" may be sold at a gain or a loss. During the fiscal years ended September 30, 2001 and 1999, we realized gains on sales of investments of approximately $2.4 million and $0.1 million, respectively, compared to approximately $0.1 million in realized losses during the fiscal year ended September 30, 2000. Additionally, we may experience changes in the fair value of our investments, which are recorded at fair value and accounted for as either trading or available-for-sale securities. Changes in the fair value of investments that are trading are included in earnings. Temporary declines in the fair value of investments that are available-for-sale are excluded from earnings and reported as a separate component of stockholders' equity. During the fiscal years ended September 30, 2001 and 2000, as part of our evaluation of unrealized losses, we determined that some investments had other than temporary declines in fair value. During the fiscal year ended September 30, 2001, we recorded a loss on investments of approximately $4.4 million, representing other than temporary impairments due to investment downgrades, through a charge to operations. During the fiscal year ended September 30, 2000, we recorded a loss on investments of approximately $1.1 million, representing other than temporary impairments due to the deterioration of the underlying collateral, through a charge to operations.

     During the three-year period ended September 30, 2001, we operated in an environment of fluctuating interest rates. The fluctuation in interest rates have had varying effects on our earnings. During the fiscal years ended September 30, 2000 and 1999, we recognized realized and unrealized losses on our fixed maturity trading investments of $2.8 million and $3.0 million, respectively, and realized and unrealized gains of $1.2 million during the fiscal year ended September 30, 2001. During the same time period, we realized gains from the sale of receivables of $1.2 million, $3.1 million and $7.3 million for the fiscal years ended September 30, 2001, 2000 and 1999, respectively. The net effect of the sales was to recognize the present value of future income from the receivables sold and to reduce future income to the extent that the proceeds from sales were invested at lower rates of return. Additionally, we reported $3.4 million in realized and unrealized gains on our equity trading investments during the fiscal year ended September 30, 2000 compared to $0.6 million and $4.0 million in realized and unrealized losses during the fiscal year ended September 30, 2001 and 1999, respectively. The gains and losses were primarily attributable to investments that we made in limited partnership interests. The limited partnerships generally invest funds in both publicly and privately traded small and microcapitalization equity securities.

     Operating Expenses

     Operating expenses, net of capitalized acquisition costs, were $4.4 million, $3.2 million and $1.6 million for the years ended September 30, 2001, 2000 and 1999, respectively. We accrue an estimated liability for guaranty fund assessments for known insolvencies. During the fiscal year ended September 30, 1999, the estimated liability for guaranty fund assessments decreased from fiscal 1998. The reduction in the estimated liability resulted in a $1.5 million reduction in operating expenses during the fiscal year ended September 30, 1999.

     Amortization of Deferred Acquisition Costs, Net of Costs Capitalized

     Amortization of deferred acquisition costs, net of costs capitalized, is comprised of the capitalization of expenses incurred to acquire or renew life and annuity policies, offset by the amortization of previously capitalized expenses. A net expense for any reporting period means that the amortization of previously capitalized expenses exceeded the capitalization of current year expenses. The following table reflects the components of the net change in deferred acquisition costs reported by us for fiscal years ended September 30, 2001, 2000 and 1999.

                                                   2001          2000          1999
                                                -----------   -----------   -----------
Current year costs capitalized................  $ 9,947,269   $ 9,063,431   $ 5,596,568
Amortization of previously capitalized
  expenses....................................    8,650,000    12,300,000    10,700,000
                                                -----------   -----------   -----------
Net change in deferred acquisition costs......  $(1,297,269)  $ 3,236,569   $ 5,103,432
                                                ===========   ===========   ===========

     While the capitalization of current year costs is dependent on actual expenses (commissions and other) incurred, the amortization of previously capitalized costs is dependent upon the investment yields obtained by us, policy crediting rates, and the policy termination experience for the current year, which is actuarially determined and adjusted for actual experience. It is also impacted by the assumptions for these variables expected in future years. During the fiscal year ended September 30, 2001, we revised our amortization assumptions to reflect the higher yields we expect to earn on our commercial real estate loan portfolio. This revision had the effect of decreasing our amortization expense in 2001 by $4.3 million.

     Reduction in Life Insurance Premiums and the Impact of Reinsurance Transactions on the Results of Operations

     Life insurance premiums consist of premiums on interest sensitive life plans and a small amount of premiums on traditional life plans. The traditional life premiums comprise a relatively small portion of our premiums earned. In total, premiums earned have steadily declined from $1.7 million to $1.5 million to $1.4 million during the fiscal years ended September 30, 1999, 2000 and 2001, respectively. This decrease can be attributed to two factors. First, a majority of these contracts were issued with the intent to discontinue premiums at some future date as the policy account value became large enough to continue the contract to maturity under current policy costs and crediting assumptions. Secondly, as the policy account values meet these levels, future premiums cease. As almost no new life contracts are being issued by us, premiums earned also tend to decrease as policies terminate due to deaths and surrenders.

     The amount of life reinsurance is relatively small and, hence, has little impact on our results of operations. The reinsurance premiums expensed are slightly higher than the benefits received, resulting in a small reduction in our net operating results.

     Income Taxes

     Our income tax provision for the year ended September 30, 1999 reflects income tax benefits from an investment that held the potential for significant returns with acceptable risk, which ultimately resulted in a loss. In order to accomplish the investment strategy, we sought capital appreciation by investing in securities of a major financial institution and a separate foreign corporation. Ultimately, an income tax loss resulted from the securities and warrants as the tax basis exceeded the sales proceeds. We recorded an approximately $22.4 million tax benefit associated with this transaction; however, given the uncertainty of the ultimate realizability of the tax benefit, we established a related $11.2 million valuation allowance. The $8.4 million tax benefit for fiscal 2001 includes the release of the $11.2 million valuation allowance as a result of recent favorable tax court rulings. The tax provision for fiscal 2000 approximated amounts that would have been provided by applying statutory rates to pre-tax income.

SIX MONTH PERIODS ENDED MARCH 31, 2002 AND 2001

     Our net income was $4.4 million for the six month period ended March 31, 2002 as compared to net a net loss of $3.9 million for the six month period ended March 31, 2001. The increase in net income during 2002 was primarily due to an increase in investment income, a reduction in net losses on investments and a slowdown in deferred acquisition cost amortization, which was caused by a revision in gross profit estimates. Net income for the six months ended March 31, 2002 was sufficient to cover fixed charges including preferred stock dividend requirements.

  Interest Sensitive Income and Expense

     Net interest sensitive income was $20.8 million and $10.3 million for the six month periods ended March 31, 2002 and 2001, respectively. The increase in net interest sensitive income from 2001 to 2002 was primarily the result of an increase in yields associated with our commercial lending activities. Additionally, the average net interest margin increased to 4.6% for the six month period ended March 31, 2002 compared to 3.2% for the six month period ended March 31, 2001.

     The following table represents the average yields realized by us on interest sensitive assets and liabilities during the six month periods ended March 31, 2002 and 2001 based on average monthly ending balances:

                                                           2002 AVERAGE   2001 AVERAGE
                                                           ------------   ------------
Securities investments...................................  $355,388,267   $268,962,705
  Yield..................................................          6.83%          7.88%
Real estate contracts and mortgage notes receivable......  $410,701,467   $344,476,426
  Yield..................................................         14.35%         10.27%
Other receivable investments.............................  $151,030,616   $153,086,404
  Yield..................................................          8.48%          8.85%
Policy loans.............................................  $ 19,449,640   $ 19,257,389
  Yield..................................................          7.56%          7.28%
Indebtedness of related parties..........................  $ 19,664,808   $ 20,382,731
  Yield..................................................          8.87%         10.51%
Life insurance and annuity reserves......................  $888,080,805   $792,133,923
  Yield..................................................          5.56%          5.77%
Debt payable.............................................  $ 30,288,967   $ 23,699,669
  Yield..................................................          6.48%          7.51%

  Gains (Losses) on Investments

     The components of gains (losses) on investments for the six month periods ended March 31, 2002 and 2001 are as follows:

                                                                2002          2001
                                                             -----------   -----------
Net gains on sale of real estate...........................  $     8,411   $   218,268
Net investment securities losses...........................   (5,706,407)   (6,984,644)
Realized gains on sale of receivables......................      574,530       721,167
Provision for loss on real estate loans and assets.........   (1,691,972)   (2,343,585)
                                                             -----------   -----------
Net losses on investments..................................  $(6,815,438)  $(8,388,794)
                                                             ===========   ===========


  Realized Losses on Investments



     We hold interest only certificates generated from our securitization activities. Interest only certificates receive a portion of the difference between the interest collected on the underlying collateral and the interest paid on the related investment certificates. The fair value of the certificates, which do not have established market prices, is estimated using expected discounted future cash flows. When determining expected future cash flows, we consider interest rates, estimated prepayment rates and historical default rates. During the six month period ended March 31, 2002, we determined that some of our interest only strip securities had other than temporary declines in value due to higher than expected prepayment rates. Accordingly, the carrying value of the investments was decreased by approximately $1.8 million, representing the amount impaired. We continue to periodically assess the assumptions used in valuing the cash flows and the related carrying value of securities generated from our securitization activities. Additionally, we have airline-related fixed income securities that were directly affected by the events surrounding September 11, 2001. At March 31, 2002, we determined that some of the airline-related securities had other than temporary declines in value resulting from a deterioration of the underlying aircraft lease collateral. Accordingly, the carrying value of the investments was decreased by approximately $1.0 million, representing the amount impaired. It should be noted that we continue to hold approximately $26.1 million invested in other airline-related asset back securities that had unrealized losses of $2.9 million that we deemed to be temporary at March 31, 2002.



     A $4.0 million decline in value in various public and private equity securities which had previously been deemed as temporary, was determined to be other than temporary at March 31, 2002 due to the length of time and extent that the investments have traded below our cost basis. The decline in value was primarily the result of an overall decline in the value of stocks traded on the NASDAQ in addition to a general decline in the venture capital markets.



     The other than temporary impairments on the equity and fixed income securities have been recorded in the statement of operations as a loss on investments. The other than temporary impairments were partially offset by approximately $1.1 million of gains realized on the sale of other investment securities.


     During the six month period ended March 31, 2001, we reported a $7.0 million loss on investments. The loss was primarily the result of reclassifying temporary declines in value of various investments from accumulated other comprehensive loss in stockholders' equity to loss on investments as a result of other than temporary impairments and sales. We may experience changes in the fair value of our investments, which are recorded at fair value and accounted for as either "trading" or "available-for-sale" securities. Changes in the fair value of investments that are "trading" are included in earnings. Temporary declines in the fair value of investments that are "available-for-sale" are excluded from earnings and presented as accumulated other comprehensive income or loss, net of related income taxes. During the six month period ended March 31, 2001, we determined that various "available-for-sale" investments had other than temporary declines in value. The declines in value resulted from a downgrading of various securities and a deterioration of expected future cash flows of a residual certificate. Accordingly, we reclassified $2.3 million from accumulated other comprehensive loss in stockholders' equity to the statement of operations as a realized loss on investments. Additionally, we recorded a $2.6 million realized loss on the sale of an investment.

     Additionally, during the six month period March 31, 2001, we experienced net mark to market losses on equity investments we made in limited partnership interests. The limited partnerships generally invest funds in both publicly and privately traded small and micro capitalization equity securities. The performance of the NASDAQ, which lost approximately 50% of its value during the six month period ended March 31, 2001, directly affected the value of our investments in the limited partnership interests. The value of the equity securities decreased during the six months ended March 31, 2001, thereby decreasing the value of our investment by approximately $3.5 million. These losses were partially offset by mark to market gains of approximately $1.4 million on other trading investments.


  Unrealized Losses on Investments



     Temporary declines in the fair value of investments that are "available-for-sale" are excluded from earnings and presented as accumulated other comprehensive income or loss, net of related income taxes. We continually monitor our investment portfolio for other than temporary impairments of our securities. When an other than temporary impairment decline is identified, the investment is reduced to its fair value, which becomes the new cost basis of the investment. The amount of reduction is reported as a realized loss in the statement of income. In determining whether the losses are temporary or other than temporary, we consider (1) the length of time and extent to which the fair value has been less than cost, (2) the circumstances contributing to the decline in fair value (including a change in interest rates or spreads to benchmarks),
(3) recent performance of the security, (4) the financial strength of the issuer, and (5) the intent and ability to retain the investment for a period of time sufficient to allow for anticipated recovery. Additionally, for asset-backed investments we also consider the credit rating and determine the amount of credit support available for the security. At March 31, 2002, our investment portfolio had approximately $8.2 million in unrealized losses that we deemed to be temporary. To the extent that any losses currently deemed as temporary are determined to be other than temporary in the future, the unrealized losses will be reported as realized losses in the statement of income.

     The following table stratifies the unrealized losses as of March 31, 2002 by investment category:



                                                                             UNREALIZED
                                                            CARRYING VALUE     LOSSES
                                                            --------------   -----------
Government-backed bonds...................................   $ 51,732,233    $(1,489,657)
Corporate bonds...........................................     12,394,787       (351,655)
Mortgage-and-asset-backed securities......................    123,166,037     (5,432,386)
                                                             ------------    -----------
          Total fixed income maturities...................    187,293,057     (7,273,698)
Common stock..............................................        957,169       (194,459)
Preferred stock...........................................     20,492,486       (600,525)
Venture Capital/Limited Partnerships......................        999,999       (124,999)
                                                             ------------    -----------
          Totals..........................................   $209,742,711    $(8,193,681)
                                                             ============    ===========



     The following table stratifies the unrealized losses as of March 31, 2002 by market sector:



                                                                             UNREALIZED
                                                            CARRYING VALUE     LOSSES
                                                            --------------   -----------
Agency....................................................   $ 50,732,792    $(1,457,018)
Municipals................................................        999,441        (32,639)
                                                             ------------    -----------
Government-backed bonds...................................     51,732,233     (1,489,657)
Corporate bonds...........................................     12,394,787       (351,655)
Collateralized mortgage obligation........................     79,020,209     (1,527,780)
Other asset-backed........................................     23,947,266     (2,811,272)
Mortgage-backed security..................................      9,307,600       (595,197)
Home equity...............................................      5,453,772       (182,431)
Manufactured housing......................................      3,589,438       (163,692)
Commercial mortgage-backed................................      1,847,752       (152,014)
                                                             ------------    -----------
Mortgage- and asset-backed securities.....................    123,166,037     (5,432,386)
                                                             ------------    -----------
Common stock..............................................        957,169       (194,459)
Preferred stock...........................................     20,492,486       (600,525)
Venture Capital/Limited Partnerships......................        999,999       (124,999)
                                                             ------------    -----------
          Totals..........................................   $209,742,711    $(8,193,681)
                                                             ============    ===========



     The following table stratifies the unrealized losses as of March 31, 2002 by credit rating:



                                                                             UNREALIZED
                                                            CARRYING VALUE     LOSSES
                                                            --------------   -----------
AAA.......................................................   $145,719,989    $(3,696,146)
AA........................................................     11,931,930       (590,797)
A.........................................................     12,077,261       (731,987)
BBB.......................................................     18,417,451       (533,887)
BB........................................................     15,892,783     (2,028,763)
B.........................................................      3,746,129       (292,643)
Common stock..............................................        957,169       (194,459)
Venture Capital/Limited Partnerships......................        999,999       (124,999)
                                                             ------------    -----------
          Totals..........................................   $209,742,711    $(8,193,681)
                                                             ============    ===========



     Unrealized losses relating to the investment grade assets (BBB and higher) are generally due to changes in interest rates which may include changes in spreads to benchmarks for a particular sector of the market. To the extent that unrealized losses in our investment grade portfolio are the result of issues other than interest rate changes, the investments are evaluated for other than temporary impairment. At March 31, 2002, approximately $1.0 million in unrealized losses in our investment grade assets and approximately $1.9 million in non-investment grade assets were due to investments we have in airline-related asset-backed securities. In determining whether these losses were temporary or other than temporary, we considered (1) recent performance of the security, (2) the credit rating of the security, (3) the amount of credit support available for the security, (4) circumstances contributing to the decline in value, (5) the length of time and extent to which the fair value has been less than cost, and (6) the intent and ability to retain the investment for a period of time sufficient to allow for anticipated recovery.



     The following table stratifies the unrealized losses as of March 31, 2002 by trading class:



                                                                             UNREALIZED
                                                            CARRYING VALUE     LOSSES
                                                            --------------   -----------
Traded....................................................   $203,970,873    $(7,748,918)
Non-Traded................................................      5,771,838       (444,763)
                                                             ------------    -----------
          Totals..........................................   $209,742,711    $(8,193,681)
                                                             ============    ===========



     Estimated fair values for non-traded securities are derived from quoted market prices for securities with similar characteristics and risks, or are estimated based upon expected discounted future cash flows. When determining expected future cash flows, we consider interest rates, estimated prepayment rates, collateral value and historical default rates experienced by the securities.



     The following table stratifies the unrealized losses as of March 31, 2002 by the length of time the securities have continuously been in an unrealized loss position:



                                                                             UNREALIZED
                                                            CARRYING VALUE     LOSSES
                                                            --------------   -----------
Fixed Income Securities
  0-6 months..............................................   $162,615,839    $(4,855,143)
  7-12 months.............................................     20,961,284     (2,181,797)
  13-18 months............................................      3,715,934       (236,758)
Preferred Stock
  0-6 months..............................................     20,492,486       (600,525)
Common Stock
  0-6 months..............................................        957,169       (194,459)
Venture Capital/Limited Partnerships
  0-6 months..............................................        999,999       (124,999)
                                                             ------------    -----------
          Total...........................................   $209,742,711    $(8,193,681)
                                                             ============    ===========



     The maturities of fixed income investments that are in an unrealized loss position at March 31, 2002 are as follows:



                                                                             UNREALIZED
                                                            CARRYING VALUE     LOSSES
                                                            --------------   -----------
Due in one year through five years........................   $  3,693,824    $   (83,634)
Due after five years through ten years....................      7,986,266       (267,135)
Due thereafter............................................     52,446,930     (1,490,543)
                                                             ------------    -----------
          Total non-mortgage- and asset-backed
            securities....................................     64,127,020     (1,841,312)
Mortgage- and asset-backed securities.....................    123,166,037     (5,432,386)
                                                             ------------    -----------
          Total fixed income securities...................   $187,293,057    $(7,273,698)
                                                             ============    ===========


     On March 28, 2002, we agreed to sell to our affiliates, Old Standard and Old West, a 69.20% undivided beneficial interest in a lottery trust owned by us. The purchase price of $11.2 million, which was derived from future expected cash flows discounted at a 6.957% market rate, resulted in a gain of approximately $0.6 million. The primary purpose of entering into the lottery trust purchase and sale agreement was to generate additional funds that could be used for commercial lending activities.

     In January 2001, we announced a change in our investment strategy away from acquiring residential real estate loans for securitization purposes to acquiring and holding both residential real estate loans and commercial loans. When we were investing primarily in residential real estate loans, the allowance for loss was calculated using a large group of homogeneous loans that were collectively evaluated for impairment. For commercial loans, we individually evaluate each loan for impairment in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", as amended by SFAS No. 118 "Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosure." SFAS No. 114 addresses the accounting by creditors for impairments of a loan by specifying how allowances for credit losses related to specified loans should be determined. According to SFAS No. 114, a loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. Probable is defined as "future events are likely to occur." When a loan has been identified as impaired, we determine the allowance for loss based on the estimated fair value, less estimated liquidation expenses, of the collateral compared to the carrying value of the receivable. If the estimated fair value of the collateral is less than the carrying value, an allowance for loss is recognized. Additionally, we establish a 0.25% allowance for losses that are inherent in the commercial loan portfolio at the balance sheet date.

     This change in investment strategy, which has resulted in a change in the mix of receivables being reserved using a specific reserve methodology for commercial loans, versus a homogeneous pool methodology for residential loans, has contributed to the loan loss provisions decreasing to approximately $1.7 million during the six month period ended March 31, 2002 compared to $2.3 million during the similar six month period ended March 31, 2001. Additionally, during the six month period ended March 31, 2001, we reserved approximately $0.2 million for non-recoverable servicer advances and late charges related to the April 2001 servicing sale.

     The following table summarizes changes in our allowance for losses on real estate contracts and mortgage notes receivable for the six month periods ended March 31, 2002 and 2001:

                                                                2002          2001
                                                             -----------   -----------
Beginning balance, September 30............................  $ 8,078,416   $ 5,380,212
Provisions.................................................      824,823     1,502,492
Charge-offs................................................   (2,020,782)   (1,024,453)
                                                             -----------   -----------
Ending balance, March 31...................................  $ 6,882,457   $ 5,858,251
                                                             ===========   ===========

     The following table summarizes changes in our allowance for losses on real estate held for sale for the six month periods ended March 31, 2002 and 2001:

                                                                 2002          2001
                                                              -----------   ----------
Beginning balance, September 30.............................  $ 2,448,670   $1,442,424
Provisions..................................................      867,149      704,306
Charge-offs.................................................   (1,228,636)    (503,341)
                                                              -----------   ----------
Ending balance, March 31....................................  $ 2,087,183   $1,643,389
                                                              ===========   ==========

     Loss provisions for real estate held for sale are calculated as the difference between the estimated fair value at the measurement date and the carrying value. At foreclosure, the carrying value of the real estate held for sale is adjusted to the lower of cost or fair value less estimated selling costs. Any subsequent reduction in the carrying value is charged to operations through the provision for losses. The increase in the allowance for losses from March 31, 2001 to March 31, 2002 was primarily due to an increase in the number of non-guaranteed real estate held for sale assets that were acquired through foreclosure on loans acquired after the guarantee period.

     The following is an analysis of the allowance for losses on other receivable investments for the six month periods ended March 31, 2002 and 2001:

                                                                 2002         2001
                                                              ----------   ----------
Beginning balance, September 30.............................  $1,088,347   $  894,889
Provisions..................................................          --      136,786
Charge-offs.................................................          --      (22,228)
                                                              ----------   ----------
Ending balance, March 31....................................  $1,088,347   $1,009,447
                                                              ==========   ==========

  AMORTIZATION OF DEFERRED ACQUISITION COSTS, NET OF COSTS CAPITALIZED

     Amortization of deferred acquisition costs, net of costs capitalized, is comprised of the capitalization of expenses incurred to acquire or renew life and annuity policies, offset by the amortization of previously capitalized expenses. A net expense for any reporting period means that the amortization of previously capitalized expenses exceeded the capitalization of current year expenses. The following table reflects the components of the net change in deferred acquisition costs reported by us for the six month periods ended March 31, 2002 and 2001:

                                                                2002          2001
                                                             -----------   -----------
Current year costs capitalized.............................  $ 3,297,447   $ 6,615,291
Amortization of previously capitalized expenses............   (5,450,000)   (6,450,000)
                                                             -----------   -----------
Net change in deferred acquisition costs...................  $(2,152,553)  $   165,291
                                                             ===========   ===========

     While the capitalization of current year costs is dependent on actual expenses incurred, like commissions and other acquisition costs, the amortization of previously capitalized costs is dependent on the investment yields obtained by us, policy crediting rates, and the policy termination experience for the current year, which is actuarially determined and adjusted for actual experience. It is also impacted by the assumptions for these variables expected in future years. As a result of the increase in our net interest margin, we unlocked approximately $0.4 million of deferred acquisition costs during the six month period ended March 31, 2002, which had the effect of decreasing our amortization expense.

RATING CHANGE

     On October 25, 2001, A.M. Best announced that they were downgrading our financial strength rating from B+ (Very Good) to B (Fair). According to A.M. Best, the rating action reflected our significant investment in mortgages, mortgage backed bonds, real estate relative to surplus, decreased surrender charge protection on annuity reserves and declining risk-adjusted capitalization, as well as the weakened financial position of our parent organization. Partially offsetting these items were our historic profitability and ability to grow our core individual annuity lines of business.

     We anticipate that the change in ratings will result in a slight increase in our cost of funds in addition to a slight increase in surrender rates as current policies enter their surrender periods. Before the change in ratings, we changed the focus of our investment strategy away from acquiring residential real estate loans for securitization purposes as we do not intend to participate in any real estate backed securitizations in the near future. We have refocused our investment activity on acquiring and holding both residential and real estate loans and commercial loans. This change in focus has resulted in higher yields on our investments. Therefore, we expect the slight increase in our cost of funds will be more than offset by the higher yields obtained through our new investment strategy.

     In response to the rating downgrade, we increased Western Life's capital through a $17.2 million sale of common stock to Metropolitan in addition to focusing on issuing annuity and life insurance policies with greater surrender charge protection. A.M. Best ratings are performed on an annual basis and we do not anticipate any change to our rating in the coming year.

ASSET/LIABILITY MANAGEMENT

     We are subject to interest rate risk because most of our assets and liabilities are financial in nature. During the year ending September 30, 2002, approximately $15.0 million more of our financial liabilities (primarily annuities) are expected to reprice than our financial assets (primarily cash and cash equivalents, receivables and fixed income investments). In a declining interest rate environment, this factor will tend to increase earnings as liabilities will generally be repriced at lower rates of interest while financial assets maintain their existing rates of interest. Conversely, in a rising interest rate environment, this factor will tend to decrease earnings.

     Of the life insurance and annuity contracts scheduled to reprice or mature, approximately 31% are subject to surrender charges. These contracts have surrender charges that apply for as long as nine years, but with decreasing amounts during the term. At our option, these contracts are subject to annual repricing. In periods of declining interest rates, this feature is beneficial as it allows us to reprice our liabilities at lower market rates of interest. Depending on the remaining surrender charges, we have the option to extend any interest rate increase over a two to three year period, thereby making it not generally economical for an annuity holder to pay the surrender charge in order to receive payment instead of accepting a rate of interest that is lower than current market rates of interest. As a result, we may respond more slowly to increases in market interest rate levels, thereby diminishing the impact of the current disparity in the interest sensitivity ratio.

     We utilize a static gap analysis at the end of each quarter to measure the amount of interest rate risk embedded in the balance sheet as of a point in time. This is done by comparing the differences in the repricing characteristics of interest-earning assets and interest-bearing liabilities. A gap is defined as the difference between the principal amount of interest-earning assets and interest-bearing liabilities that reprice within a specified time period. This gap provides a general indication of the sensitivity of our net interest income to interest rate changes. Consequently, if more assets than liabilities reprice or mature in a given period, resulting in an asset sensitive position or positive gap, increases in market interest rates will generally benefit net interest income because earning asset rates will reflect the changes more quickly. Alternatively, where interest-bearing liabilities reprice more quickly than interest-earning assets, resulting in a liability sensitive position or negative gap, increases in market interest rates will generally have an adverse impact on net interest income.

     We maintained a liability sensitive position during fiscal year 2001 to take advantage of the lower interest rate environment. This strategy will continue to be monitored and changed based on interest rate projections to ensure that we are not vulnerable to large shifts in market interest rates while allowing us to take advantage of fluctuations in current short-term rates. There is currently not a material mismatch in the duration of assets and liabilities over the five-year time horizon; however, short-term mismatches are anticipated.

IMPACT OF INTEREST RATE FLUCTUATIONS AND INFLATION ON EARNINGS

     Unlike most industrial companies, substantially all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rate fluctuations generally have a more significant and direct impact on a financial institution's performance than do the effects of inflation. See "Interest Sensitive Income and Expense" for a discussion on the effect of changing interest rates on our operations. Both interest rate levels in general and the cost of our funds and the return on our investments are influenced by additional factors such as the level of economic activity and competitive or strategic product pricing issues. The net effect of the combined factors on our earnings has been a slight increase over the three and one-half year period in the positive spread between the rate of return on interest earning assets less the cost of interest bearing liabilities. The positive spread increased to 4.6% during the six month period ended March 31, 2002 from 3.8%, 3.4% and 3.2% during fiscal years 2001, 2000 and 1999, respectively.

     Inflation has not had a material effect on our operating expenses. Changes in operating expenses have resulted principally from changes in product volumes or other business considerations.

     Revenues from real estate sold are influenced in part by inflation, as real estate values have historically fluctuated with the rate of inflation. However, we are unable to quantify the effect of inflation in this respect with any degree of accuracy.

NEW ACCOUNTING RULES

     In June 1998, Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", was issued. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In June 1999 and 2000, SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of Effective Date of SFAS 133" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of SFAS 133," were issued. SFAS No. 137 amends SFAS No. 133 to become effective for all quarters of fiscal years beginning after June 15, 2000. The implementation of SFAS No. 133, as amended, will not have a material effect on the our financial statements. As part of implementing SFAS No. 133 on October 1, 2000, we reclassified approximately $58.5 million of investments from held-to-maturity to available-for-sale.

     In October 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained After the Securitization of Mortgage Loans Held for Sale by a Mortgage-Banking Enterprise," which requires that after the securitization of mortgage loans held for sale, an entity engaged in mortgage banking activities classify the resulting mortgage-backed securities or other retained interests based on its ability and intent to sell or hold those investments. This statement conforms the subsequent accounting for securities retained after the securitization of mortgage loans by a mortgage banking enterprise with the subsequent accounting for securities retained after the securitization of other types of assets by a non-mortgage banking enterprise. On January 1, 1999, we adopted this new standard and reclassified trading securities with a carrying value of approximately $13.3 million to the available-for-sale classification.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." SAB 101 summarizes some of the SEC's views on applying generally accepted accounting principles to revenue recognition in financial statements. The implementation of SAB 101 on July 1, 2001 did not have a material impact on our financial statements.

     During the third quarter of 2000, the Emerging Issues Task Force released Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" ("EITF 99-20"). This Issue Paper changed the manner in which we determine whether a decline in fair value of certain investments is other than temporary. In accordance with this new methodology, if the fair value of an investment is less than the amortized cost, and the present value of the estimated cash flows have decreased since the last estimate was made, then an other than temporary impairment is deemed to have occurred. The implementation of EITF 99-20 on April 1, 2001 did not have a material impact on our financial statements. Financial statements for periods before the implementation of EITF 99-20 were not to be restated.

     In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities--A Replacement of FASB Statement No. 125". This statement essentially further restricts the rules as to when a transfer of financial assets should be accounted for as a sale rather than a financing. The implementation of SFAS No. 140 on April 1, 2001 did not have a material impact on our financial statements.

     In July 2001, the FASB issued SFAS No. 141, "Business Combinations." The statement discontinues the use of the pooling of interests method of accounting for business combinations and was effective for all business combinations after June 30, 2001. We have completed an evaluation of the effects of this statement and determined that it will not have a material impact on our financial statements.

     In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." The statement will require discontinuing the amortization of goodwill and other intangible assets with indefinite useful lives. Instead, these assets will be tested periodically for impairment and written down to their fair market values as necessary. This statement is effective for fiscal years beginning after December 15, 2001. Implementation of this new standard will not have a material impact on our financial statements.

     In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which is effective for fiscal years beginning after December 15, 2001. This statement addresses accounting and reporting of long-lived assets, except goodwill, that are either held and used or disposed of through sale or other means. Implementation of this new standard will not have a material impact on our financial statements.

LIQUIDITY AND CAPITAL RESOURCES

     The objective of liquidity management is to provide funds at an acceptable cost to meet demands for additional receivable purchases and commercial loans and to service other liabilities as they become due. Managing liquidity also enables us to take advantage of opportunities for business expansion. We finance our business operations and growth with the proceeds from the sale of annuity and life insurance products, the sale of equity securities to affiliates, a secured line of credit agreement, reverse repurchase agreements, receivable cash flows, the sale of real estate and securities portfolio earnings.

     In January 2001, we changed the focus of our investment strategy away from acquiring residential real estate loans for securitization purposes as we do not intend to participate in any real estate backed securitizations in the near future. We have focused our investment activity on acquiring and holding both residential real estate loans and commercial loans. Historically, proceeds from securitizations were primarily reinvested in additional securitizable products. Because securitization proceeds were not primarily used to acquire and hold residential or commercial loans, we do not anticipate that the change in investment strategy away from securitizations will have a negative effect on our ability to acquire and hold residential and commercial loans.

     In 1993, the State of Washington enacted the Risk-Based Capital Model law, which requires an insurance company to maintain minimum amounts of capital and surplus based on complex calculations of risk factors that encompass the invested assets and business activities of the insurance company. Our capital and surplus levels exceeded the calculated minimum requirements at our statutory reporting period ended December 31, 2001. Recently, we have maintained adequate levels of capital through the sale of common stock and preferred stock to our affiliates. If our affiliates do not maintain adequate levels of liquidity, our ability to generate capital from affiliates could be adversely affected, which in turn could negatively affect our ability to increase our investments in higher risk-adjusted assets like commercial loans, real estate and equity investments.

     Metropolitan, our parent company, directly and indirectly owned all of Western Life's common stock and directly owned 88.6% of Western Life's preferred stock at March 31, 2002. The remaining 11.4% of the outstanding preferred stock at March 31, 2002 was owned by Consumers Insurance. All of Consumers common stock is indirectly owned by Metropolitan. In addition, both Metropolitan and Consumers previously held Western Life's surplus notes before they were converted to preferred stock. The following table reflects the payments made to Metropolitan and Consumers for their investments in Western Life's preferred stock and surplus notes during the six months ended March 31, 2002 and the three fiscal years ended September 30, 2001, 2000 and 1999. Western Life paid no dividends on its common stock during the three fiscal years ended September 30, 2001, 2000 and 1999:

                                         SIX MONTHS
                                           ENDED
                                          MARCH 31          YEAR ENDED SEPTEMBER 30
                                         ----------   ------------------------------------
                         INVESTMENT         2002         2001         2000         1999
                         ----------      ----------   ----------   ----------   ----------
                       Preferred
Metropolitan           Stock..........   $1,425,938   $3,502,750   $2,766,031   $1,027,760
                       Surplus Notes..           --           --      167,343    2,141,562
                                         ----------   ----------   ----------   ----------
                         Total........   $1,425,938   $3,502,750   $2,933,374   $3,169,322
                                         ==========   ==========   ==========   ==========
                       Preferred
Consumers              Stock..........   $  182,812   $  437,500   $  249,375   $       --
                       Surplus Notes..           --           --      100,594      393,562
                                         ----------   ----------   ----------   ----------
                         Total........   $  182,812   $  437,500   $  349,969   $  393,562
                                         ==========   ==========   ==========   ==========

     Western Life's payments to Metropolitan accounted for approximately 2.1%, 0.5% and 0.5% of Metropolitan's total liquidity sources during the fiscal years ended September 30, 2001, 2000 and 1999, respectively.


     We have a secured line of credit agreement with the Federal Home Loan Bank of Seattle ("FHLB"). When an institution becomes a stockholder in the FHLB, it can borrow from the FHLB at a stock to borrowing ratio of 1 to 20. At March 31, 2002, we had a stock investment in the FHLB of approximately $3.2 million, which resulted in a borrowing capacity of approximately $64.0 million, subject to collateral requirements. The collateral eligible to be used to secure the borrowing is predefined by the FHLB and generally consists of high quality collateralized mortgage obligations. Each type of collateral has a minimum pledge requirement that ranges from 100% to 125%. At March 31, 2002, we had pledged $139.6 million in eligible collateral with a market value of $134.0 million and had a borrowing potential of $96.1 million, subject to the purchase of additional stock. At March 31, 2002, we had approximately $42.0 million in outstanding borrowings leaving an unused borrowing potential of $22.0 million based on our stock investment. During the six month period ended March 31, 2002, our outstanding borrowings on the secured line of credit increased $20 million. This increase accounted for approximately 35% of our net cash provided by financing activities. In order to increase the unused borrowing potential, we would be required to purchase approximately $1.9 million in additional FHLB stock.


     We have entered into a reinsurance agreement with Old Standard, which became effective July 1, 1998 and remained in effect at March 31, 2002. Under this agreement, we can reinsure with Old Standard 75% of the risk on various annuity products. The reinsurance agreement is an ongoing arrangement with no stated expiration or termination date, although either party may stop and restart at their discretion by providing a 30-day advance written notice.

     Another source of liquidity is derived from payments received on receivable cash flows and the sale of real estate. A decrease in the prepayment rate on receivables or the ability to sell real estate would reduce future cash flows from receivables.

     Additionally, to increase liquidity, we may occasionally sell securities to a broker-dealer under the provision that we will buy them back by a predetermined date for a specific price, often called a reverse repurchase agreement. At March 31, 2002, we did not have any reverse repurchase agreements outstanding.

     Our ability to sell available-for-sale investments for liquidity purposes is partially affected by the laws of the State of Washington that limit our investments in real estate related assets to 65% of our statutory assets. We are restricted from selling non-real estate related assets if, after the sale, our real estate assets would exceed 65% of our statutory assets. However, occasionally we may acquire real estate related receivables that qualify as mortgage-related securities under the Secondary Mortgage Market Enhancement Act, or SMMEA. SMMEA generally provides that qualifying loans may be acquired to the same extent that obligations that are issued by or guaranteed as to principal and interest by the United States Government, its agencies and the instrumentalities can be acquired. As a result, we can acquire qualifying real estate loans in amounts in excess of the 65% limitation. At March 31, 2002, we had 42% of our statutory admitted assets invested in real estate related assets that did not qualify as SMMEA investments.

     For statutory purposes, we perform cash flow testing under seven different rate scenarios. An annual opinion regarding the adequacy of the cash flow testing is filed with the insurance departments in the states where we are licensed as an insurance company. At the end of calendar year 2001, the results of this cash flow testing process were satisfactory.

     The following table summarizes, as of March 31, 2002, our anticipated annual cash principal and interest obligations on secured credit lines and the anticipated annual cash dividend requirements on our outstanding preferred stock for the indicated periods:

                                                        SECURED    PREFERRED
                                                        CREDIT       STOCK
                                                         LINES    DIVIDENDS(1)    TOTAL
                                                        -------   ------------   -------
Six months ending September 30, 2002..................  $ 2,725     $ 2,277      $ 5,002
Fiscal year ending September 30, 2003.................   12,165       2,277       14,442
Fiscal year ending September 30, 2004.................   11,971       2,277       14,248
Fiscal year ending September 30, 2005.................    9,520       2,277       11,797
Fiscal year ending September 30, 2006.................    1,115       2,277        3,392
                                                        -------     -------      -------
                                                        $37,496     $11,385      $48,881
                                                        =======     =======      =======

---------------

(1) Based on March 31, 2002 dividend rate of 5.75% on Western Life's outstanding preferred stock and does not include dividend payments on the preferred stock we are offering in this prospectus.

     Additionally, a portion of our annuities may re-price annually, which could cause termination of annuities subject to a surrender charge. In the event of termination, our expected cash outlays will increase.

     During 2001, $636.7 million in funds provided by our various liquidity sources were used to (1) invest $459.4 million primarily in receivables and investments and (2) fund $124.4 million in debt maturities, annuity product surrenders, and the payment of dividends.

     During 2000, $781.2 million in funds provided by our various liquidity sources were used to (1) invest $574.9 million primarily in receivables and investments and (2) fund $214.7 million in debt maturities, annuity product surrenders, and the payment of dividends.

     During 1999, $789.3 million in funds provided by our various liquidity sources were used to (1) invest $633.2 million primarily in receivables and investments and (2) fund $178.6 million in debt maturities, annuity product surrenders and dividends.

                                    BUSINESS

OVERVIEW

     We were recently formed as a holding company for Western Life. Western Life was incorporated in the State of Washington in 1963, and became a member of the Metropolitan group of companies in 1972 as the result of a stock purchase transaction. At March 31, 2002, we had approximately $1.2 billion in assets.

     Western Life has been assigned an A.M. Best rating of B (Fair), which is the 7th highest rating. A.M. Best publishes both a financial strength rating and a financial performance rating on almost 6,000 life, health, property and casualty insurance companies. A.M. Best's financial strength ratings range from A++ (Superior) to F (In Liquidation) and include 15 separate ratings (not including the S rating for "Suspended"). A.M. Best bases its rating on a number of complex financial ratios, the length of time a company has been in business, the nature and quality of investments in its portfolio, depth and experience of management and various other factors. A.M. Best's ratings are supplied primarily for the benefit of the policyholders and insurance agents.

     On October 25, 2001, A.M. Best announced that they were downgrading our financial strength rating from B+ (Very Good) to B (Fair). According to A.M. Best, the rating action reflected our significant investment in mortgages, mortgage backed bonds, real estate relative to surplus, decreased surrender charge protection on annuity reserves and declining risk-adjusted capitalization, as well as the weakened financial position of our parent organization. Partially offsetting these items were our historic profitability and ability to grow our core individual annuity lines of business.

     We anticipate that the change in ratings will result in a slight increase in our cost of funds in addition to a slight increase in surrender rates as current policies enter their surrender periods. Before the change in ratings, we changed the focus of our investment strategy away from acquiring residential real estate loans for securitization purposes, as we do not intend to participate in any real estate backed securitizations in the near future. We have refocused our investment activity on acquiring and holding both residential and real estate loans and commercial loans. The change in focus has resulted in higher yields on our investments. Therefore, we expect the slight increase in our cost of funds will be more than offset by the higher yields obtained through our new investment strategy.

     In response to the rating downgrade, we increased Western Life's capital through a $17.2 million sale of common stock to our parent in addition to focusing on issuing liabilities with greater surrender charge protection. A.M. Best ratings are performed on an annual basis and we do not anticipate any change to our rating in the coming year.

     We sell our annuity and life insurance products through approximately 1,500 independent sales representatives under contract. Based on first year and single annuity premiums received in calendar year 2001, approximately 23% of sales were generated by ten brokers or groups of brokers, with the highest single broker accounting for approximately 5% of sales. These representatives are not captive, which means they may also sell life insurance and annuity products for other companies. Some of these representatives may also be licensed to sell mutual funds and other securities that compete with our products.

     We are currently licensed as an insurer in the following states: Alaska, Arizona, Hawaii, Idaho, Indiana, Montana, Nebraska, Nevada, North Dakota, Oklahoma, Oregon, South Dakota, Texas, Utah, Washington and Wyoming. We intend to expand our operations in other states as opportunities arise, which may include the acquisition of other existing insurance companies or the formation of new subsidiary insurance companies. We currently have an admissions insurance license application pending in the State of New Mexico.

     In the calendar year ended December 31, 2001, approximately 91% of our deferred annuity business was produced in the states of Idaho, Montana, Oregon, Texas, Utah and Washington. Based on the latest data available, during calendar year 2001, our deferred annuity market share in these six states was 1.2%.

     We are a member of the Insurance Market Standards Association, which is an association established to promote ethical insurance marketing standards among its members. We are also a member of the Federal Home Loan Bank of Seattle.

ANNUITIES

     We have actively marketed single and flexible premium deferred annuities since 1980. During the past three calendar years, nearly 99% of our direct premiums were derived from annuity sales. We price our new annuity products and renewals in order to achieve a positive spread between our annuity costs and available investments, while also considering current annuity market rates of interest and competitive pressures. We offer flexible and single premium annuities with surrender charges for periods varying from one year to ten years.

     A deferred annuity is a contract that allows an investor to accumulate payments to the issuing company and have them grow with interest on a tax-deferred basis. That accumulation is then used to provide periodic payments at some future date. In a single premium deferred annuity, the annuity contract is purchased with the payment of one lump sum when the contract is issued. A flexible premium deferred annuity allows the owner to make continual payments into the contract. Under both types of contracts, interest on each payment is accumulated from the date the payment is received.

     During the year ended September 30, 2001, Western United introduced "TD Max +", a single premium deferred annuity. Interest rates are guaranteed for the first five policy years, with rates after that declared annually and guaranteed for one policy year. The initial rate applies during the first policy year and increases by .20% in each of the next four policy years. After that, the minimum guaranteed interest rate is 3% for all policy years. Step-down surrender charges ranging from 8% to 5% are in effect for the first five years of the policy. However, policyholders may withdraw up to 10% of their account value annually without incurring a surrender penalty. The minimum premium per contract is $25,000.

     The following products accounted for 10% or more of our direct annuity premiums in the six month period ended March 31, 2002 and the fiscal years ended September 30, 2001, 2000 and 1999:

     TD-Max Series -- single premium deferred annuities with varying lengths of cliff (i.e., fixed) surrender fee periods. The initial interest rate is guaranteed over the term of the surrender fee period, and then re-determined annually thereafter, subject to a contractual minimum. Policyholders may withdraw a portion of their account values annually without surrender fees. These products have been our largest seller, accounting for approximately 43.6%, 34.4%, 35.6% and 46.2% of direct annuity premiums in the six month period ended March 31, 2002 and the fiscal years ended September 30, 2001, 2000 and 1999, respectively.

     TD-Max Bailout Series -- single premium deferred annuities with varying lengths of surrender fee periods. The initial interest rate is guaranteed for one year, and then re-determined annually thereafter, subject to a contractual minimum. Policyholders may withdraw funds without surrender penalty for 60 days if the crediting interest rate falls below the bailout interest rate determined at issue. Policyholders may also withdraw a portion of their account values annually without surrender fees. These products accounted for approximately 13.1%, 11.6%, 15.8% and 24.3% of direct annuity premiums in the six month period ended March 31, 2002 and the fiscal years ended September 30, 2001, 2000 and 1999, respectively.

     DiscoverMax Series -- single premium deferred annuities with varying levels of declining surrender charges over a six year term. The initial interest rate is guaranteed for one year, and then re-determined annually thereafter, subject to a contractual minimum. The initial interest rate includes a bonus of one to three percent, depending on the surrender fee structure selected. Policyholders may withdraw funds without surrender penalty for 60 days if the crediting interest rate falls below the bailout interest rate determined at issue. Policyholders may also withdraw a portion of their account values annually without surrender fees. First introduced late in the fiscal year ended September 30, 1999, these products have shown increasing popularity, accounting for approximately 25.3%, 30.0% and 27.2% of direct annuity premiums in the six month period ended March 31, 2002 and the fiscal years ended September 30, 2001 and 2000, respectively.

     Immediate Annuities -- single premium annuities that commence payment generally within the first policy year. Benefits are payable in the mode selected by the annuity holder, such as the lifetime of the annuity holder, a fixed period, or a combination of the two. These products are often purchased as a settlement of a previously issued life or annuity contract. Premium amounts have remained relatively constant over the last three and one-half years, and accounted for approximately 3.6%, 5.6%, 5.5% and 10.1% of direct annuity premiums in the six month period ended March 31, 2002 and the fiscal years ended September 30, 2001, 2000 and 1999, respectively.

     Liquid Flexible Premium Annuities -- deferred annuities with no surrender fees. Premium deposits may be made at any time in amounts as low as $100. Interest rates are guaranteed at issue and then re-determined annually subject to a 3% minimum guarantee. These products accounted for approximately 8.3%, 10.1%, 7.6% and 3.2% of direct annuity premiums in the six month period ended March 31, 2002 and the fiscal years ended September 30, 2001, 2000 and 1999, respectively.

     Our annuity products are targeted primarily toward today's senior population. Fixed annuities are designed for older consumers looking for a predictable payment structure that combines insurance and accumulation attributes in a single product. As of March 31, 2002, policyholders aged 61 or older accounted for approximately 75% of our annuity account values.

     Annuity lapse rates are calculated by dividing cash outflows related to partial and full surrenders, periodic payments and death benefits by average annuity reserves. For the calendar years ended December 31, 2001, 2000, 1999 and 1998, our lapse rates were approximately 18.8%, 27.3%, 16.9% and 18.9%, respectively. Based on results for the three month period ended March 31, 2002, our lapse rate was approximately 14.2%.

LIFE INSURANCE

     In addition to the sales of annuities, we also receive premiums from the sale and renewal of whole life and term life insurance policies. In fiscal year 2001, less than 1.0% of our premiums were derived from interest sensitive whole life insurance and term life insurance policies. At March 31, 2002, the face amount of life insurance policies written and outstanding totaled $207.4 million, net of $32.8 million ceded to reinsurers. As with annuities, gross profits are determined by the difference between interest rates credited on outstanding policies and interest earned on investment of premiums. In addition, profitability is affected by mortality experience. An example of mortality experience is the frequency of claims resulting from the deaths of policyholders. Although our mortality rates to date have been lower than expected, higher credited interest rates and higher issuing expenses combined with low volume have resulted in lower profits than those experienced with our annuity products.

REINSURANCE

     Reinsurance is the practice where an insurance company enters into agreements called treaties with other insurance companies in order to assign some of its insured risk, for which a premium is paid, while retaining the remaining risk. Although reinsurance treaties provide a contractual basis for shifting a portion of the insured risk to other insurers, the primary liability for payment of claims remains with the original insurer. Life insurers commonly obtain reinsurance on a portion of their risks in the ordinary course of business. The amount of risk that a company is willing to retain is based primarily on considerations of the amount of insurance, the level of its capital and surplus and upon its ability to sustain mortality fluctuations.

ANNUITY REINSURANCE

     We entered into a reinsurance agreement with Old Standard, one of our affiliates, which became effective July 1, 1998 and remained in effect at March 31, 2002. Under this agreement, we may reinsure with Old Standard 75% of the risk on 15 different annuity products. The premiums ceded to Old Standard during the six month period ended March 31, 2002 and the fiscal years ended September 30, 2001, 2000 and 1999 were approximately $6.1 million, $0.7 million, $27.4 million and $44.7 million, respectively. We received ceding allowances equal to actual commission plus 1.5% of premium, which was approximately $0.4 million, $0.1 million, $1.5 million and $2.3 million during the six month period ended March 31, 2002 and the fiscal years ended September 30, 2001, 2000 and 1999, respectively. At March 31, 2002 and September 30, 2001, 2000 and 1999, we had recorded a receivable from Old Standard of $109.1 million, $109.6 million, $111.2 million and $97.2 million, respectively, related to this reinsurance agreement. Old Standard has been assigned a rating of B (Fair) by A.M. Best.

     This agreement allows us to continue our market presence and relationship with our insurance agents while moderating our rate of growth. Under its contractual terms, this agreement is an ongoing arrangement with no stated expiration or termination date, although either party may stop and restart at their discretion upon providing a 30-day advance written notice. We receive a fee from Old Standard for servicing the reinsured policies, which is 0.40% annually on the cash value of the reinsured policies.

LIFE POLICY REINSURANCE

     We reinsured $32.8 million of life insurance risk at March 31, 2002, which equaled all risk in excess of $100,000 on each whole life policy and all risk in excess of $50,000 on each term life policy. Life insurance in force at that time was $240.3 million. We are a party to 20 separate life reinsurance treaties with ten reinsurance companies. The largest treaty is with Optimum Reinsurance Company which provided approximately $16.3 million of reinsurance coverage at March 31, 2002. The majority of the remaining coverage is with Business Men's Assurance Company of America and ERC Life Reinsurance. Total life policy reinsurance premiums paid by us during the six months ended March 31, 2002 were approximately $0.2 million.

RESERVES

     Our reserves for both annuities and life insurance are actuarially determined and prescribed by our state of domicile and other states in which we do business through laws that are designed to protect annuity contract owners and policy owners. An actuary reviews the amount of these reserves required for compliance with state law. These reserves are amounts, which at assumed rates, are calculated to be sufficient to meet our future obligations under annuity contracts and life insurance policies currently in force. At March 31, 2002 and September 30, 2001 and 2000, these reserves were $1.02 billion, 971.2 million and $886.5 million, respectively. Reserves are recalculated each year to reflect amounts of reinsurance in force, issue ages of new policyholders, duration of policies and variations in policy terms. Since these reserves are based on actuarial assumptions, our ultimate liability could exceed these reserves.

RECEIVABLE INVESTMENTS

     In conjunction with Metropolitan, we have been investing in receivables for our own account for 28 years. One of our principal investment activities is investing in receivables that are cash flowing assets, consisting of obligations collateralized by real estate, structured settlements, annuities, lottery prizes and other investments. The real estate receivables primarily consist of real estate contracts and promissory notes collateralized by first position liens on real estate. We predominantly invest in receivables where the borrower or the collateral does not qualify for conventional financing or the seller or the buyer chose to use non-conventional financing. This market is commonly referred to as the non-conventional market. Obligors on our real estate receivables typically include A- ("Good"), B ("Average") and C ("Fair") credit quality obligors. Credit quality ratings were performed by underwriters using complete, current credit reports. Other information that may be used includes the obligors income, assets and debt, as well as a payment history of the receivable being purchased.

     We are required by the laws of the State of Washington to limit our investments in real estate related assets to 65% of our statutory assets. Occasionally, we acquire loans through the institutional secondary mortgage market that qualify as mortgage-related securities under the Secondary Mortgage Market Enhancement Act, or SMMEA. SMMEA generally provides that qualifying loans may be acquired to the same extent that obligations that are issued by or guaranteed as to principal and interest by the United States Government, its agencies and the instrumentalities can be acquired. As a result, we can acquire qualifying real estate loans in amounts in excess of the 65% limitation. These SMMEA loans are also exempt from other state insurance regulations including loan to value and appraisal regulations. The State of Washington regulates our investment to value percentages on real estate receivable investments that do not qualify as SMMEA loans. Under these guidelines, our real estate receivable investments are limited to an 80% investment to value on first position single family residences and 75% for all other first position real estate investments. At March 31, 2002, we had 42% of our statutory admitted assets invested in real estate related assets that did not qualify as SMMEA investments. The balance of our investments is comprised primarily of U.S. Government and other investment-grade securities. We may from time to time have investments in a variety of other areas, as permitted by applicable insurance regulations.

CHANGE IN INVESTMENT STRATEGY

     In January 2001, we changed the focus of our investment strategy away from acquiring residential real estate loans for securitization purposes as we do not intend to participate in any real estate backed securitizations in the near future. We refocused our investment activity on acquiring and holding both residential real estate loans and commercial loans.

SECONDARY MORTGAGE MARKETS

     The market for the acquisition of existing real estate receivables is commonly referred to as the secondary mortgage market. The secondary mortgage market includes individual receivables that are held and sold by individual investors. The secondary mortgage market includes the sale of seller financed real estate receivables and the sale and resale of pools of receivables, which can be seller financed, or originated or acquired by a financial institution. We acquire both individual and pools of receivables.

RECEIVABLE ACQUISITION VOLUME

     Our acquisitions of new receivables were approximately $119.7 million during the six month period ended March 31, 2002, $253.8 million during the fiscal year ended September 30, 2001, $502.4 million during the fiscal year ended September 30, 2000, and $527.4 million during the fiscal year ended September 30, 1999. The reduction in receivable acquisitions during the six months ended March 31, 2002 and the fiscal year ended September 30, 2001 is primarily due to a reduction in planned securitization activity.

RECEIVABLE ACQUISITIONS

     The evaluation, underwriting and closing operations for our receivables are performed by Metropolitan at Metropolitan's headquarters in Spokane, Washington, under management and acquisition service agreements. The following information describes Metropolitan's receivable acquisition and underwriting procedures undertaken on our behalf. The practices may be amended, supplemented and changed at any time at the discretion of Metropolitan so long as they continue to substantially comply with the terms required in the agreement and they result in the acquisition of receivables consistent with our investment guidelines.

     In conjunction with Metropolitan, we have developed marketing techniques, sources and underwriting practices for each of the different types of receivables. In general, the real estate receivables acquired by us consist of non-conventional loans. These receivables possess characteristics that differ from the conventional lending market in that either the borrower or the property would not qualify for A credit grade lending or the seller or borrower chose to use non-conventional financing. In this type of lending, the lender will generally focus on the quality of the collateral as the ultimate recourse in the event of the borrower's default rather than the ability of the borrower to repay.

     Individual and Pool Receivable Acquisition Sources

     Historically, the majority of our real estate receivables were acquired as individual receivable acquisitions. Our principal source for private market receivables is independent brokers located throughout the United States. These independent brokers typically deal directly with private individuals or organizations that own and wish to sell a receivable. Additionally, we may periodically acquire pools of receivables from the secondary market through brokers or directly from other financial institutions.

     Our acquisition strategy is designed to provide flexible structuring and pricing alternatives to the real estate receivable seller, and quick closing times. We believe these are key factors to our ability to attract and purchase these receivables. In order to enhance our position in this market, we have improved our acquisition strategies by implementing flexible and strategic pricing and closing programs. We are exploring other methods and sources for receivable acquisitions in order to increase volume, decrease cost, and enhance our competitive position. However, there can be no assurance that any new strategies or programs we develop will achieve these goals.

     Residential Loan Originations

     One of our affiliates, Metwest, may originate first lien residential mortgage loans as a result of the sale of our real estate acquired through foreclosure. Periodically, we will purchase pools of these originations directly from Metwest.

     Non Real Estate Receivable Sources

     We also negotiate the purchase of receivables that are not collateralized by real estate, such as structured settlements, annuities and lottery prizes. The lottery prizes generally arise out of state operated lottery games, which are typically paid in annual installments to the prize winner. The structured settlements generally arise out of the settlement of legal disputes where the prevailing party is awarded a sum of money, payable over a period of time, generally through the creation of an annuity. Other annuities generally consist of investments that cannot be cashed in directly with the issuing insurance company. Our source for these investments is generally private brokers who specialize in these types of receivables.

     Non-Real Estate Receivable Underwriting

     In the case of all annuity purchases, our underwriting guidelines generally include a review of the annuity policy and review of the seller's credit report. Upon submission of the file the most current credit rating of the annuity issuer will be obtained. Furthermore, we will conduct a Uniform Commercial Code (UCC) search by county or state, where applicable, and on the annuity holder in each state or county, as applicable, where the annuity holder resided over the last five years and where the annuity issuer is located in order to ensure that no prior liens exist on the structured settlement payments.

     When underwriting a structured settlement, we will review the credit report, the annuity holder's completed purchase application, the results of the UCC search, and the terms of the settlement and annuity policy, among other things. We will not knowingly purchase settlements paid to a trust containing a spendthrift clause nor will we knowingly purchase settlements where the payments are the annuity holder's sole source of income, where the loss of income would significantly damage the livelihood of the annuity holder or whereby the payments are used exclusively for the payment of medical necessities. We will not purchase payments from a minor without a court order approving the transaction or from annuity holders who are currently members of the armed forces or from annuity holders that do not otherwise have the legal capacity to contract without a court order. We will not purchase settlements from annuity holders that evidence a pattern of fraudulent behavior. In underwriting a structured settlement, we will confirm that the settlement is not a workers' compensation settlement agreement or retirement or pension benefit.

     In the case of lottery prizes, the underwriting guidelines generally include a review of the documents providing proof of the prize and a review of the credit rating of the state lottery commission, insurance company or other entity making the lottery prize payments. Where the lottery prize is from a state run lottery, the underwriting guidelines generally include a confirmation with the respective lottery commission of the prize winner's right to sell the prize and acknowledgment from the lottery commission of their receipt of notice of the sale. In most states, the sale of a state lottery prize requires that the winner obtain a court order permitting the sale. In those states, we require a certified copy of the court order.

     Commercial Loan Originations

     Beginning in January 2000, we began originating commercial loans collateralized by various types of commercial properties including income producing properties, fully developed lots and land held primarily for residential development. These commercial loans are generally small to mid-sized loans that are originated for less than $15 million. We typically lend at 50-75% loan-to-value ratios, and may require additional loan collateral in order to adequately collateralize a particular loan.

     We obtain leads for these loans from mortgage brokers. While these independent mortgage brokers may be involved with the negotiation of terms on behalf of the borrower, all applications, commitments and documentation are drafted by our counsel and executed directly with the borrower and guarantor.

     Commercial loans originated by us are evaluated, underwritten and closed by Old Standard in accordance with our predefined standards. The commercial loans are underwritten by applying criteria that include the following:

     - evaluating the borrower's and guarantor's financial statements/information and credit;

     - obtaining a current, satisfactory appraisal of the collateral;

     - making a physical inspection of the property;

     - obtaining title insurance;

     - reviewing other factors that affect collateral valuation such as environmental reports, structural inspections, zoning and entitlement status; and

     - an analysis of demographic factors.

     The sum of the underwriting evaluation, which is the collateral and borrower's and guarantor's financial strength, and the borrower's alternative financing options affect the interest rate and loan-to-value ratio that we will require. A higher risk evaluation would result in a higher required interest rate and a lower loan-to-value ratio. In the circumstance that the borrower has limited financing options due primarily to time constraints, we have the opportunity to charge higher rates at lower loan-to-values than the risk might otherwise require. Our ability to be more responsive than the competition to time sensitive opportunities has been key to our ability to capitalize on the latter circumstance that provides higher returns for lower risk.

YIELD AND DISCOUNT CONSIDERATIONS

     We negotiate all receivable acquisitions at prices calculated to provide a desired yield. Often this results in a purchase price less than the receivable's unpaid balance, or less than its present value, assuming a fixed discount rate. The difference between the unpaid balance and the purchase price is the "discount". The amount of the discount will vary in any given transaction depending on our yield requirements at the time of the purchase. Our yield requirements are established in light of our capital costs, market conditions, the characteristics of particular classes or types of receivables and the risk of default by the receivable payor.

     The discounts originating at the time of purchase, net of capitalized acquisition costs, are amortized on an individual basis using the level yield, or interest, method over the remaining contractual term of the receivable.

     A greater effective yield can also be achieved through negotiating amendments to the receivable agreements. These amendments may involve adjusting the interest rate and/or monthly payments, extension of financing in lieu of a required balloon payment or other adjustments. As a result of these amendments, the cash flow may be extended, maintained or accelerated. Acceleration increases the yield realized on a receivable purchased at a discount from its face value through accelerating recognition of the discount.

     Additionally, beginning October 1, 1993 and ending March 31, 1998, we entered into an agreement with Metropolitan to purchase real estate contracts and mortgage notes receivables at guaranteed yields that ranged from 8.0% to 9.7%. As part of the agreement, we agreed to pay Metropolitan the difference between the guaranteed yield and the yield at which Metropolitan acquired the loan. In exchange, Metropolitan agreed to reimburse us for any losses incurred on the loans. In the event of foreclosure, Metropolitan also agreed to pay us the guaranteed yield while the property is held for sale. The guarantee is supported by an inter-company reserve balance of approximately $2.1 million and $1.4 million at March 31, 2002 and September 30, 2001 and 2000, respectively.

CURRENT MIX OF RECEIVABLE INVESTMENT HOLDINGS

     Our investments in receivables include receivables collateralized primarily by first position single family residential property and commercial properties. We believe that the large number of relatively small individual receivables, the geographic dispersion of the collateral and the ratio of collateral value to investment amount requirements dissipate much of the risk in the residential mortgage portion of the portfolio. The yield earned on the mortgages collateralized by commercial property is higher than the yield on receivables collateralized by single family residential property, because the credit risks are lower for the mortgage collateralized by single family residential property. During fiscal year 2001, we began expanding our operations through the origination of commercial loans. This expansion is due in part to our current perception that this market may be inadequately served by current lenders, who we believe are inflexible in their underwriting and pricing policies and who are not able to quickly underwrite and close these loans, particularly in the temporary, bridge and development loan markets.

     We continually monitor economic and demographic conditions throughout the country in an effort to avoid a concentration of acquired real estate receivables in those areas experiencing economic decline, which could result in higher than anticipated default rates and subsequent investment losses.

     The following charts and map present information regarding the type of real estate collateral, geographical distribution and lien priority of our outstanding real estate receivables as of March 31, 2002.

                 DISTRIBUTION OF RECEIVABLES BY COLLATERAL TYPE

                                  [PIE CHART]

                       [Pie Chart showing:

Residential                                                   39%

Commercial                                                    51%

Farms, Land, Other                                            10%]

          DISTRIBUTION OF RECEIVABLES (COLLATERALIZED BY REAL ESTATE)
                              BY SECURITY POSITION

                                  [PIE CHART]

                       [Pie Chart showing:

First Lien Position                                           99%

Second Lien or Lower Position                                  1%]

             DISTRIBUTION OF ASSETS AS A PERCENTAGE OF TOTAL ASSETS

                                  [PIE CHART]

                       [Pie Chart showing:
Receivables Collateralized by Real Estate                     34%

Securities Investments                                        30%

Other Receivables (Structured Settlements, Lotteries and
  Annuities and Direct Financing Leases)                      11%

Reinsurance Receivable                                         9%

Real Estate Held                                               4%

Other                                                          8%

Deferred Costs                                                 4%

    PERCENTAGE DISTRIBUTION BY STATE OF THE PRINCIPAL AMOUNT OF RECEIVABLES
                         COLLATERALIZED BY REAL ESTATE
                              AS OF MARCH 31, 2002

                                     (MAP)

Washington..................................................  13%

California..................................................  18%

Arizona.....................................................  14%

Florida.....................................................   9%

Texas.......................................................   9%

Nevada......................................................   6%

New Mexico..................................................   3%

Oregon......................................................   4%

Georgia.....................................................   3%

New York....................................................   2%

Alaska......................................................   2%

Idaho.......................................................   2%

Utah........................................................   1%

Colorado....................................................   4%

Hawaii......................................................   2%

Michigan....................................................   2%

North Carolina..............................................   1%]

------------------------------

States not showing a percentage have less than 1%.

                  WESTERN UNITED LIFE ASSURANCE COMPANY, INC.
                              LOANS ON REAL ESTATE
                                 MARCH 31, 2002

     At March 31, 2002, we held first priority liens associated with contracts and mortgage note receivables with a face value of approximately $448.0 million (99%) and second or lower priority liens of approximately $3.1 million (1%). Approximately 22% of the face value of our real estate receivables are collateralized by properties located in the Pacific Northwest (Washington, Alaska, Idaho, Montana and Oregon), approximately 38% by properties located in the Pacific Southwest (California, Arizona and Nevada), approximately 11% in the Southeast (Florida, Georgia, North Carolina and South Carolina), approximately 4% in the North Atlantic (New York, Pennsylvania, New Jersey, Connecticut and Maryland) and approximately 12% by properties located in the Southwest (Texas and New Mexico). No individual contract or note is in excess of 3.5% of the total carrying value of all real estate receivables and less than 2% of the contracts and notes are subject to variable interest rates. Contractual interest rates generally range from 6% to 13% per annum, with approximately 86% of the face value of these receivables within this range. The weighted average contractual interest rate on the real estate receivables at March 31, 2002 was approximately 10.7%. Maturity dates ranged from 2002 to 2031.

                                                             INTEREST       CARRYING     DELINQUENT
                                               NUMBER OF       RATES       AMOUNT OF      PRINCIPAL
DESCRIPTION                                   RECEIVABLES   PRINCIPALLY   RECEIVABLES      AMOUNT
-----------                                   -----------   -----------   ------------   -----------
RESIDENTIAL
First Mortgage greater than $100,000........       282          7-12%     $ 47,914,865   $ 6,709,354
First Mortgage $50,000 to $100,000..........       768          7-13        52,939,667     6,757,815
First Mortgage less than $50,000............     2,752          8-13        71,654,026     7,067,282
Second or Lower greater than $100,000.......         2          8-10           350,970            --
Second or Lower $50,000 to $100,000.........         4          8-10           281,613            --
Second or Lower less than $50,000...........        33          7-12           703,897       103,023
COMMERCIAL
First Mortgage greater than $10,000,000.....         4            13        50,096,832            --
First Mortgage $5,000,000 to $10,000,000....        17         10-14       118,109,017     7,941,000
First Mortgage less than $5,000,000.........       545          8-16        62,123,539     4,666,284
Second or Lower greater than $10,000,000....        --            --                --            --
Second or Lower $5,000,000 to $10,000,000...        --            --                --            --
Second or Lower less than $5,000,000........        21          8-14           913,600       188,908
FARM, LAND AND OTHER
First Mortgage greater than $100,000........        85          7-14        20,847,552     1,980,077
First Mortgage $50,000 to $100,000..........       135          8-14         9,583,121       710,876
First Mortgage less than $50,000............       694          8-14        14,947,167       941,290
Second or Lower greater than $100,000.......         1             7           139,564            --
Second or Lower $50,000 to $100,000.........         3           5-9           229,599            --
Second or Lower less than $50,000...........        12          7-11           276,939        26,018
Unrealized discounts, net of unamortized
  acquisition cost, on Receivables purchased
  at a discount.............................                               (16,288,256)           --
Allowance for Losses........................                                (6,882,457)           --
                                                                          ------------   -----------
CARRYING VALUE..............................                              $427,941,255   $37,091,927
                                                                          ============   ===========

     The principal amounts of receivables subject to delinquent principal or interest is defined as being in arrears for more than three months.

     The future contractual maturities of the aggregate amounts of receivables (face amount) are as follows:

                                       RESIDENTIAL     COMMERCIAL      FARM, LAND,
                                        PRINCIPAL      PRINCIPAL     OTHER PRINCIPAL   TOTAL PRINCIPAL
                                       ------------   ------------   ---------------   ---------------
April 2002 to September 2004.........  $ 22,497,589   $157,421,122     $ 8,862,890      $188,781,601
October 2004 to September 2006.......    11,636,241     22,132,663       4,345,828        38,114,732
October 2006 to September 2008.......    11,194,286     12,207,696       4,324,939        27,726,921
October 2008 to September 2011.......    20,971,396      5,717,867       5,177,202        31,866,465
October 2011 to September 2016.......    29,235,389     10,746,871       4,748,109        44,730,369
October 2016 to September 2021.......    17,843,038     12,774,985      12,283,377        42,901,400
October 2021 and Thereafter..........    60,467,099     10,241,784       6,281,597        76,990,480
                                       ------------   ------------     -----------      ------------
                                       $173,845,038   $231,242,988     $46,023,942      $451,111,968
                                       ============   ============     ===========      ============

                  WESTERN UNITED LIFE ASSURANCE COMPANY, INC.
                              LOANS ON REAL ESTATE
                               SEPTEMBER 30, 2001

     At September 30, 2001, we held first priority liens associated with contracts and mortgage note receivables with a face value of approximately $404.2 million (99%) and second or lower priority liens of approximately $2.2 million (1%). Approximately 24% of the face value of our real estate receivables are collateralized by properties located in the Pacific Northwest (Washington, Alaska, Idaho, Montana and Oregon), approximately 32% by properties located in the Pacific Southwest (California, Arizona and Nevada), approximately 13% in the Southeast (Florida, Georgia, North Carolina and South Carolina), approximately 4% in the North Atlantic (New York, Pennsylvania, New Jersey, Connecticut and Maryland) and approximately 13% by properties located in the Southwest (Texas and New Mexico). No individual contract or note is in excess of 5.0% of the total carrying value of all real estate receivables and less than 2% of the contracts and notes are subject to variable interest rates. Contractual interest rates generally range from 6% to 13% per annum with approximately 84% of the face value of these receivables within this range. The weighted average contractual interest rate on the real estate receivables at September 30, 2001 was approximately 10.6%. Maturity dates ranged from 2001 to 2031.

                                                             INTEREST       CARRYING     DELINQUENT
                                               NUMBER OF       RATES       AMOUNT OF      PRINCIPAL
DESCRIPTION                                   RECEIVABLES   PRINCIPALLY   RECEIVABLES      AMOUNT
-----------                                   -----------   -----------   ------------   -----------
RESIDENTIAL
First Mortgage greater than $100,000........       282         8-12%      $ 47,139,263   $ 5,311,682
First Mortgage $50,000 to $100,000..........       750         8-12         50,017,728     3,709,187
First Mortgage less than $50,000............     2,749         8-13         68,532,930     3,399,712
Second or Lower greater than $100,000.......         1          8-9            103,175            --
Second or Lower $50,000 to $100,000.........         5         8-10            408,574        99,868
Second or Lower less than $50,000...........        20         8-11            544,727        25,000
COMMERCIAL
First Mortgage greater than $10,000,000.....         1         8-12         20,000,000            --
First Mortgage $5,000,000 to $10,000,000....        15         8-11        109,322,474    11,184,423
First Mortgage less than $5,000,000.........       603         8-11         63,467,438     3,774,484
Second or Lower greater than $10,000,000....        --           --                 --            --
Second or Lower $5,000,000 to $10,000,000...        --           --                 --            --
Second or Lower less than $5,000,000........        11         8-10          1,029,695            --
FARM, LAND AND OTHER
First Mortgage greater than $100,000........        97         8-14         20,018,120     2,252,270
First Mortgage $50,000 to $100,000..........       150         8-13         10,276,974       196,489
First Mortgage less than $50,000............       756         8-12         15,610,901       446,074
Second or Lower greater than $100,000.......        --           --                 --            --
Second or Lower $50,000 to $100,000.........        --           --                 --            --
Second or Lower less than $50,000...........         1         8-10              2,267         2,231
Unrealized discounts, net of unamortized
  acquisition cost, on Receivables purchased
  at a discount.............................                               (16,216,404)
Allowance for Losses........................                                (8,078,416)
                                                                          ------------   -----------
CARRYING VALUE..............................                              $382,179,446   $30,401,420
                                                                          ============   ===========

     The principal amounts of receivables subject to delinquent principal or interest is defined as being in arrears for more than three months.

     The future contractual maturities as of September 30, 2000 of the aggregate amounts of receivables (face amount) are as follows:

                                                              FARM, LAND,
                                RESIDENTIAL     COMMERCIAL       OTHER
                                 PRINCIPAL      PRINCIPAL      PRINCIPAL    TOTAL PRINCIPAL
                                ------------   ------------   -----------   ---------------
October 2001 to September
  2004........................  $ 20,730,370   $114,020,736   $ 9,692,695    $144,443,801
October 2004 to September
  2006........................    11,976,268     29,913,893     4,650,602      46,540,763
October 2006 to September
  2008........................    11,102,573      6,362,438     5,160,631      22,625,642
October 2008 to September
  2011........................    21,278,520      8,176,145     5,310,412      34,765,077
October 2011 to September
  2016........................    28,159,494      9,499,629     5,109,106      42,768,229
October 2016 to September
  2021........................    15,106,349     11,937,503    13,914,658      40,958,510
October 2021 and Thereafter...    58,392,823     13,909,263     2,070,158      74,372,244
                                ------------   ------------   -----------    ------------
                                $166,746,397   $193,819,607   $45,908,262    $406,474,266
                                ============   ============   ===========    ============

SERVICING AND DELINQUENCY EXPERIENCE

     Before April 2001, Metwest performed the servicing and collection functions related to our receivable portfolio in accordance with an established servicing agreement. In April 2001, as a result of Metropolitan's decision to stop performing loan servicing operations, we participated with some of our affiliates in a transaction with a wholly-owned subsidiary of Ocwen Financial Corporation (NYSE: OCN), where the servicing rights to approximately $721 million receivables and foreclosed properties held for sale were transferred to Ocwen. Of the total transferred, we contributed approximately $560.6 million in receivables and foreclosed properties. In October 2001, we entered into a subservicing agreement, where Ocwen will provide servicing for the majority of the remaining receivable portfolio in addition to our future acquisitions of new receivables. As our servicer, Ocwen is responsible for all servicing related functions ranging from payment processing to the liquidation of property acquired as a result of foreclosure. Ocwen carries a level 2 Fitch servicer rating. According to Fitch, level 2 servicers have demonstrated high performance in all relevant categories. Moody's does not currently rate mortgage servicers; however, Moody's recognizes Ocwen as a highly qualified Subprime and Special Servicer. According to Ocwen's filings with the SEC, as of September 30, 2001, Ocwen serviced in excess of $15 billion in assets. Ocwen's primary business is the servicing and special servicing of nonconforming and subprime residential and commercial mortgage loans. Ocwen also specializes in the related development of loan servicing technology and software for the mortgage and real estate industries.

     When a payment becomes delinquent on a commercial loan, either Ocwen's or Metropolitan's collection unit will begin making the collection calls immediately. If the defaulted payment is not received by the next payment due date, a notice of default is sent to the borrower and the account is assigned to one of Metropolitan's asset managers according to the property type, size of loan and complexity of transaction. The asset manager will review the file and all documentation and attempt to contact the borrower to negotiate with the borrower to cure the default. If after the expiration of the notice of default, the default is not cured, foreclosure is begun immediately by counsel. Concurrent with the notice of default period and the foreclosure process, the assigned asset manager will continue to contact and attempt to negotiate a full reinstatement with the borrower. During this same period, the asset manager will also develop a workout program and make recommendations to Metropolitan's problem loan review committee for approval. As a part of formulating this workout plan, the asset manager will typically visit the collateral property, talk with local experts and make an assessment of the condition of the collateral and its marketability in the event of a potential foreclosure. The final workout plan is presented to the problem loan review committee with all relevant information regarding contact with the borrower, condition and marketability of collateral and an assessment of the likelihood of default cure or recovery of the loan balance if the default continues through foreclosure. Any actions undertaken by the asset manager with the borrower that would result in other than full reinstatement are subject to prior approval by the problem loan review committee.

     The problem loan review committee is composed of the heads of Metropolitan's underwriting, risk management and operations, commercial lending, legal and property development departments. The committee meets bi-weekly and reviews all newly defaulted loans, continuing defaulted loans, loans in foreclosure, loans in bankruptcy and all repossessed properties for developments and progress on approved workout plans.

     The principal amount of our receivables collateralized by real estate as a percentage of the total outstanding principal of receivables collateralized by real estate that were in arrears for more than 90 days as of the dates indicated were:

March 31, 2002..............................................  8.2%
September 30, 2001..........................................  7.5%
September 30, 2000..........................................  5.9%
September 30, 1999..........................................  6.7%

     In addition to the amounts included in the table above at March 31, 2002, there were two additional delinquent loans where we have serious doubts that the borrowers have the ability to comply with present loan repayment terms, and therefore may become 90 days delinquent. As of March 31, 2002, these two loans accounted for 1.6% of the total outstanding balance of receivables collateralized by real estate, but were not included in the table above because they were less than 90 days delinquent.

     The principal amount of our non-guaranteed receivables collateralized by real estate as a percentage of the total outstanding principal of receivables collateralized by real estate that were in arrears for more than 90 days as of the dates indicated were:

March 31, 2002..............................................  7.3%
September 30, 2001..........................................  6.9%
September 30, 2000..........................................  4.4%
September 30, 1999..........................................  3.7%

     The increase in delinquency of non-guaranteed accounts since September 30, 1999 is the result of a reduction in the percentage of total accounts covered by the Metropolitan loan guarantee, in addition to commercial loan delinquencies.

     The real estate receivables we acquire are A-, B and C credit receivables. We expect higher delinquency rates because receivables purchased or originated by us are typically not of the same quality as mortgages that are originated for sale to agencies like Fannie Mae, because of the increasing concentration of our acquisitions in commercial loans and because loans that have no current delinquency can be sold, while delinquent loans cannot be sold. We also believe that these higher delinquency rates will be generally offset by higher yields and the value of the underlying collateral. In addition, we maintain an allowance for losses on delinquent real estate receivables. As a result, we believe losses from resales of repossessed properties are generally lower than might otherwise be expected given the delinquency rates. In addition, we are compensated for the risk associated with delinquencies through receivable yields that are greater than typically available through the conventional, "A" credit lending markets. The weighted average yields realized by us for our receivables collateralized by real estate, based on average monthly ending balances, were approximately 14.4%, 11.7%, 9.9% and 9.6% during the six month period ended March 31, 2002 and fiscal years ended September 30, 2001, 2000 and 1999, respectively.

ALLOWANCE FOR LOSSES ON REAL ESTATE CONTRACTS AND MORTGAGE NOTES RECEIVABLE

     We establish an allowance for expected losses on real estate contracts and mortgage notes receivable based on historical experience. We continually review the results of our resales of repossessed real estate to identify any market trends and to document our historical experience on these sales. Our allowance for losses requirements are adjusted, as appropriate, based on the observed trends in foreclosures and subsequent losses on resale. The following table outlines our changes in the allowance for losses on real estate contracts and mortgage notes receivable held for investment:

                                   SIX MONTHS
                                   ENDED OR AT       YEAR ENDED OR AT SEPTEMBER 30,
                                    MARCH 31,    ---------------------------------------
                                      2002          2001          2000          1999
                                   -----------   -----------   -----------   -----------
Beginning balance................  $ 8,078,416   $ 5,380,212   $ 3,037,582   $ 2,347,734
Provisions.......................      824,823     3,959,658     3,897,929     2,373,106
Charge-offs......................   (2,020,782)   (1,261,454)   (1,555,299)   (1,683,258)
                                   -----------   -----------   -----------   -----------
Ending balance...................  $ 6,882,457   $ 8,078,416   $ 5,380,212   $ 3,037,582
                                   ===========   ===========   ===========   ===========
Percentage of ending balance of
  allowances to outstanding real
  estate contracts and mortgage
  notes receivable held for
  investment.....................          1.6%          2.1%          1.6%          0.7%
                                   ===========   ===========   ===========   ===========
Ratio of net charge-offs to
  average real estate contracts
  and mortgage notes receivable
  held for investment outstanding
  during the period..............          0.5%          0.3%          0.9%          1.1%
                                   ===========   ===========   ===========   ===========

     The provision for losses on real estate contracts and mortgage notes receivable, including commercial loans, is determined as the amount required to establish the allowance at the level determined in accordance with the policy described above. Because primarily all of the receivables are collateralized by real estate, we consider our historical repossession rates and loss experience in determining the likelihood that receivables that are currently performing may become delinquent, and the loss that may be experienced should foreclosure become the means of satisfaction.

     Originated commercial loans are individually monitored for impairments. When a loan has been identified as impaired, we determine the allowance for loss based on the estimated fair value, less estimated liquidation expenses, of the collateral compared to the carrying value of the receivable. If the estimated fair value of the collateral is less than the carrying value, an allowance for loss is recognized. Additionally, we establish a 0.25% allowance for losses that are inherent in the commercial loan portfolio at the balance sheet date.

     The remaining real estate contracts and mortgage notes receivable portfolio is made up of a large group of smaller-balance homogenous loans that are collectively evaluated for impairment. We establish an allowance for inherent losses, both principal and interest, on the receivables based primarily on historical foreclosure and loss experience. To the extent actual experience differs from assumptions, these adjustments would be included in the statement of operations.

     In January 2001, we announced a change in our investment strategy away from acquiring residential real estate loans for securitization purposes to acquiring and holding both residential real estate loans and commercial loans. Originated commercial loans are individually evaluated for impairment in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", as amended by SFAS No. 118 "Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosure". SFAS No. 114 addresses the accounting by creditors for impairments of a loan by specifying how allowances for credit losses related to certain loans should be determined. According to SFAS No. 114, a loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. Probable is defined as "future events are likely to occur." When a loan has been identified as impaired, we determine the allowance for loss based on the estimated fair value, less estimated liquidation expenses, of the collateral compared to the carrying value of the receivable. If the estimated fair value of the collateral is less than the carrying value, an allowance for loss is recognized. Additionally, we establish a 0.25% allowance for losses that are inherent in the commercial loan portfolio at the balance sheet date.

     The percentage of the allowances to the outstanding principal has increased during our fiscal year ended September 30, 2000 as a result of our adjustment of loss reserve assumptions based on historical experience, and the changing mix between guaranteed and non-guaranteed receivables as the result of real estate contracts and mortgage notes receivable acquired after the guarantee period. During the six month period ended March 31, 2002, the decrease in percentage of the allowance to the outstanding principal was primarily due to our change in investment strategy, which has resulted in a change in the mix of receivables being reserved using a specific reserve methodology for commercial loans, versus a homogeneous pool methodology for residential loans.

     We manage our risk of loss upon default through the underwriting process that reviews demographics, real estate market trends, property value and overall economic conditions related to the real property collateralizing a receivable. We do not expect that the loss experience related to the receivables will increase materially during the next full year of operations.

REPOSSESSIONS

     In the course of our receivable investment activity, we acquire various parcels of real estate as a result of foreclosures and/or voluntary repossessions. It is our general policy to attempt to resell these properties at the earliest possible time following acquisition. Improvements are made to some properties for the purpose of preservation or restoration to maximize the resale price. The marketing status of all properties is reviewed at least monthly by a committee that includes both sales personnel and management. Generally, repossessed properties are resold within one year from the date of repossession.

     The estimated net realizable value of a repossessed property is determined as of the date of repossession of the property. It is based on an appraisal by a licensed independent appraiser at the time the property was repossessed.

     The following table presents specific information about our repossessed properties with estimated net realizable values of $100,000 or more that were held at March 31, 2002:

                                              ESTIMATED NET
                                           REALIZABLE VALUE AT
PROPERTY TYPE/STATE LOCATION                 MARCH 31, 2002        YEAR OF FORECLOSURE   TOTAL RENT RECEIVED
----------------------------             -----------------------   -------------------   -------------------
House, New York........................        $   112,032                2001                $     --
Commercial, New York...................            199,215                1998                  26,876
Commercial, Texas......................            130,910                2001                      --
Farm, Washington.......................          1,331,889                2001                      --
House, Washington......................          1,404,005                1999                      --
Condo, Maryland........................            325,499                1999                  28,430
Commercial, Washington.................            549,745                1999                   6,928
House, Maryland........................            153,105                2002                      --
House, Texas...........................            121,744                2002                      --
Commercial, Maryland...................            209,290                2002                      --
House, Oregon..........................            144,148                2002                      --
House, New Mexico......................            175,196                2002                      --
Land, Utah.............................            105,043                1999                      --
Commercial Land, Texas.................          5,993,223                2002                      --
House, Florida.........................            139,206                2002                      --
Land, Florida..........................          3,147,306                2002                      --
House, Wisconsin.......................            147,836                2001                      --
Land, Colorado.........................            201,101                2001                      --
                                               -----------                                    --------
                                               $14,590,493                                    $ 62,234
                                               ===========                                    ========

     For information regarding our activity in properties held for development, see "REAL ESTATE DEVELOPMENT."

RECEIVABLE SALES

     We sell pools of receivables when we consider it profitable to do so. Historically, the majority of our receivable sales have been through securitizations. In January 2001, we changed the focus of our investment strategy away from acquiring residential real estate loans for securitization purposes as we do not intend to participate in any real estate-backed securitizations in the near future. We have refocused our investment activity on acquiring and holding both residential real estate loans and commercial loans.

     Through September 30, 2000, we participated as a co-sponsor in 13 real estate receivable securitizations with some of our affiliates. Generally, a securitization involves the sale of specified receivables to a bankruptcy remote single purpose trust. The trust issues certificates that represent an undivided ownership interest in the receivables transferred to the trust. Typically, the certificates consist of several different classes, which include classes of senior certificates, a class of residual interest certificates, and may also include intermediate classes of subordinated certificates. The rights of the senior certificate holders can be enhanced through several methods that include subordination of the rights of the subordinate and residual interests to receive distributions, or through the establishment of a reserve fund. In connection with securitizations, the senior certificates are sold to investors, which are generally institutional investors. The companies that sell their receivables to the trust receive a cash payment representing their respective interest in the sales price for the senior certificates and any subordinate certificates sold. The selling companies may also receive an interest in any unsold subordinate certificates. We did not participate in any new securitizations during fiscal year 2001, and do not anticipate participating in any new real estate backed securitizations during fiscal year 2002.

     In addition to sales through securitizations, we sell pools of receivables directly to purchasers, including our affiliates. These sales are typically without recourse, except for a period of time we are generally required to repurchase or replace any receivables that do not conform to the representations and warranties made at the time of sale.

     On March 28, 2002, Western Life agreed to sell to Old Standard and Old West a 69.20% undivided beneficial interest in a lottery trust. The purchase price of $11.2 million, which was derived from future expected cash flows discounted at a 6.957% market rate, resulted in a gain of approximately $0.6 million. The primary purpose of entering into the lottery trust purchase and sale agreement was to generate additional funds that could be used for commercial lending activities by Western Life.

     During the year ended September 30, 2001, we sold portfolios of real estate receivables through both direct sales and the fulfillment of a September 30, 2000 securitization prefunding balance for proceeds of approximately $89.3 million and gains of $0.9 million. During that same period, we sold other receivables through direct sales for proceeds of approximately $3.8 million and gains of $0.3 million.

     During the year ended September 30, 2000, we sold portfolios of real estate receivables through both direct sales and securitizations for proceeds of approximately $375.8 million and gains of $3.2 million. During that same period, we sold other receivables through direct sales for proceeds of approximately $23.8 million and losses of $0.1 million.

     During the year ended September 30, 1999, we sold portfolios of real estate receivables through both direct sales and securitizations for proceeds of approximately $408.8 million and gains of $6.7 million. During that same period, we sold other receivables through both direct sales and securitizations for proceeds of approximately $25.6 million and gains of $0.6 million.

SECURITIES INVESTMENTS

     The following table outlines the nature and carrying value of securities investments held by us at March 31, 2002:

                                                               AVAILABLE
                                                                FOR-SALE
                                                               PORTFOLIO     PERCENTAGE
                                                              ------------   ----------
Total amount................................................  $378,233,463     100.00%
                                                              ============     ======
Invested in:
  Fixed income..............................................  $341,389,472      90.26%
  Equities..................................................    33,823,991       8.94
  Venture capital/Limited partnership.......................     3,020,000       0.80
                                                              ------------     ------
                                                              $378,233,463     100.00%
                                                              ============     ======
Fixed Income:
  Taxable...................................................  $341,389,472     100.00%
  Non-taxable...............................................            --         --
                                                              ------------     ------
                                                              $341,389,472     100.00%
                                                              ============     ======
Taxable:
  U.S. Government...........................................  $    107,422       0.03%
  Corporate.................................................   341,282,050      99.97
                                                              ------------     ------
                                                              $341,389,472     100.00%
                                                              ============     ======

                                                               AVAILABLE
                                                                FOR-SALE
                                                               PORTFOLIO     PERCENTAGE
                                                              ------------   ----------
Corporate:
  AAA.......................................................  $204,702,328      59.96%
  AA........................................................    16,377,821       4.80
  A.........................................................    22,034,410       6.45
  BBB.......................................................    46,089,090      13.50
  BB........................................................    42,215,643      12.37
  B.........................................................     7,918,783       2.32
  Other.....................................................     2,051,397       0.60
                                                              ------------     ------
                                                              $341,389,472     100.00%
                                                              ============     ======
Corporate:
  Mortgage- and asset-backed................................  $267,413,446      78.33%
  Finance...................................................     6,437,332       1.89
  Industrial................................................    64,117,994      18.78
  Utilities.................................................     3,420,700       1.00
                                                              ------------     ------
                                                              $341,389,472     100.00%
                                                              ============     ======

     Our securities investments are subject to the direction and control of an investment committee appointed by our board of directors. All of these investments must comply with applicable state insurance laws and regulations. Our board of directors has authorized us to use financial futures instruments for the purpose of hedging interest rate risk relative to the securities portfolio or potential trading situations. In both cases, the futures transaction is intended to reduce the risk associated with price movements for a balance sheet asset. Securities may be sold "short" the sale of securities that are not currently in the portfolio and therefore must be purchased to close out the sale agreement, as another means of hedging interest rate risk to benefit from an anticipated movement in the financial markets. At March 31, 2002, September 30, 2001 and 2000, we had no open hedging positions relative to hedging our securities portfolio.

     We have retained investments in some of the subordinate classes of securities from our securitizations having an estimated fair value of approximately $66.0 million, $65.9 million and $80.4 million at March 31, 2002, September 30, 2001 and 2000, respectively.

     The available-for-sale portfolio had net unrealized losses of approximately $4.5 million at March 31, 2002, and $3.6 million at September 30, 2001 and $13.6 million at September 30, 2000.

METHOD OF FINANCING

     We finance our business operations and growth with the proceeds from the sale of annuity and life insurance products, a secured line of credit agreement, reverse repurchase agreements, receivable cash flows, the sale of real estate, the sale of marketable securities and investment portfolio earnings.

     The annuity and life insurance business is highly competitive. We compete with other financial institutions including ones with greater resources and greater name recognition. Premium rates, annuity yields and commissions to agents are particularly sensitive to competitive forces. We believe the primary competitive factors among life insurance companies for investment-oriented insurance products, like annuities, include product flexibility, net return after fees, innovation in product design, the claims-paying ability rating and the name recognition of the issuing company, the availability of distribution channels, service rendered to the customer before and after a policy or contract is issued, and service provided to agents. Other factors affecting the annuity business include the benefits, including before-tax and after tax investment returns, and guarantees provided to the customer and the commissions paid to the agent. If we are unable to effectively price our annuities, offer competitive commissions and effectively compete in general for the sale of our annuity products, our liquidity could be adversely affected.

     On October 25, 2001, A.M. Best announced that they were downgrading our financial strength rating from B+ (Very Good) to B (Fair). According to A.M. Best, the rating action reflected our significant investment in mortgages, mortgage-backed bonds, real estate relative to surplus, decreased surrender charge protection on annuity reserves and declining risk-adjusted capitalization, as well as the weakened financial position of Metropolitan, our parent organization. Partially offsetting these items were our historic profitability and ability to grow our core individual annuity lines of business. We anticipate that the change in ratings will result in a slight increase to our cost of funds, in addition to a slight increase in surrender rates as current policies enter our surrender periods. Before the change in ratings, we changed the focus of our investment strategy, which has resulted in higher yields on investments. Therefore, we expect the slight increase in the cost of funds will be more than offset by the higher yields obtained through the new investment strategy. In response to the rating downgrade, we increased Western Life's capital through a $17.2 million sale of common stock to Metropolitan, in addition to focusing on issuing liabilities with greater surrender charge protection. A.M. Best ratings are performed on an annual basis and we do not anticipate any further rating changes in the coming year.

     We have a secured line of credit agreement with the Federal Home Loan Bank of Seattle ("FHLB"). When an institution becomes a stockholder in the FHLB, it can borrow from the FHLB at a stock to borrowing ratio of 1 to 20. At March 31, 2002, we had a stock investment in the FHLB of approximately $3.2 million, which resulted in a borrowing capacity of approximately $64.0 million, subject to collateral requirements. The collateral used to secure the borrowing is predefined by the FHLB and generally consists of high quality collateralized mortgage obligations. Each type of collateral has a minimum pledge requirement that ranges from 100% to 125%. At March 31, 2002, we had pledged $139.6 million in eligible collateral with a market value of $134.0 million resulting in a borrowing potential of $96.1 million, subject to the purchase of additional stock. At March 31, 2002, we had approximately $42.0 million in outstanding borrowings leaving an unused borrowing potential of approximately $22.0 million based on our FHLB stock investment. In order to increase the unused borrowing potential to match the amount of collateral pledged, we would be required to purchase approximately $1.9 million in additional FHLB stock.

     Historically, we have issued preferred stock and surplus notes only to our affiliates. Proceeds of preferred stock issuances less repayment of surplus notes were $5.0 million, $0 and $3.8 million during the fiscal years ended September 30, 2001, 2000 and 1999, respectively. There were no proceeds of preferred stock issuances during the six month period ended March , 2002. The liquidation preference of outstanding preferred stock at March 31, 2002 was $39.6 million. The affiliates that hold the preferred stock are entitled to receive dividends when and as declared by our Board of Directors, out of the net earnings available for dividends. The base dividend rate (prime plus 1%) is determined annually by our Board of Directors and dividends payable on the preferred stock have priority to the payment of common stock dividends. The preferred stock may be redeemed in whole or in part at our option at a redemption price of not less than par value. We paid $1.6 million, $3.9 million and $1.0 million in preferred stock dividends during the six month period ended March 31, 2002, and the fiscal years ended September 30, 2001, 2000 and 1999, respectively. The average monthly dividend rate during the six month period ended March 31, 2002 was 8.13%.

     In order to increase liquidity, we may occasionally sell a group of securities to a broker-dealer under the provision that we will buy them back by a predetermined date for a specific price (i.e., reverse repurchase agreement). The difference between the amount we receive for the securities and the amount we will pay the broker-dealer when buying them back represents the interest. At March 31, 2002, we did not have any reverse repurchase agreements outstanding. Additionally, another source of funds is derived from payments received on receivable cash flows and the sale of real estate. A decrease in the prepayment rate on receivables or the ability to sell real estate would reduce future cash flows from receivables.

     Additionally, a portion of our annuities may reprice annually, which could cause termination of annuities subject to a surrender charge. In the event of termination, our expected cash outlays will increase.

REAL ESTATE DEVELOPMENT

     From time to time, we may acquire development properties through a purchase from Metropolitan or other third parties. The development or improvement of properties is undertaken for the purpose of enhancing values to increase marketability and to maximize profit potential.

     Substantially all of the development activity is performed for us by Summit Property Development, one of our affiliates. During the six months ended March 31, 2002 and the fiscal years ended September 30, 2001, 2000 and 1999, we paid approximately $0.1 million, $0.4 million, $1.0 million and $1.1 million in fees, respectively, to Summit Property Development for property development activities.

     We realized $0.2 million in gains on development property sales of $1.2 million during the fiscal year ended September 30, 2001, $2.0 million in gains on sales of $8.2 million during the fiscal year ended September 30, 2000 and gains of $0.5 million on sales of $4.2 million during the fiscal year ended September 30, 1999. There were no sales for the six month period ended March 31, 2002. There can be no assurance that we will be successful in our future development and sales plans and we may modify these plans at our sole discretion.

     The Liberty Lake Properties

     We acquired property, located east of Spokane, Washington near Liberty Lake, from Metropolitan during the fiscal year ended September 30, 1998 for approximately $6.5 million. During the fiscal year ended September 30, 1999, we sold three parcels of property for proceeds of $2.8 million and gains of $0.4 million. During the fiscal year ended September 30, 2000, we sold five parcels of property for proceeds of $6.6 million and gains of $1.9 million. During the fiscal year ended September 30, 2001, we sold four parcels of property for $1.1 million and gains of $0.2 million. There were no sales during the six month period ended March 31, 2002. At March 31, 2002, the carrying value of the remaining parcel was $3.2 million. This 19.7 acre parcel is located within the MeadowWood master-planned community, which includes residential, commercial and industrial properties.

     Airway Business Centre

     Airway Business Centre consists of commercial/industrial-zoned property acquired from Metropolitan during the fiscal year ended September 30, 1998 for approximately $2.8 million. The property is located in the City of Airway Heights, Washington approximately 10 miles west of downtown Spokane. The property has approximately one-half mile of frontage on U.S. Highway 2, a regional east/west transportation route. Current improvements to the property include the construction of public streets to serve the various parcels created, extension of private streets within the western portion of the project, a right-turn access off of Highway 2, utility extensions to serve interior parcels and a traffic signal at the project's main intersection. During the fiscal years ended September 30, 2001, 2000 and 1999, we sold a total of five parcels of property for $1.6 million and gains of $0.2 million. There were no sales during the six month period ended March 31, 2002. The carrying value of the Centre as of March 31, 2002 was $4.25 million on 92.35 remaining acres.

     Broadmoor Park RV Center

     The Broadmoor Park RV Center, located in Pasco, Washington, was acquired from Metropolitan during the fiscal year ended September 30, 1997 for approximately $1.1 million. The facility, which was built for lease to Broadmoor RV and Truck Center, was sold during the fiscal year ended September 30, 2000 for proceeds of $1.5 million and gains of $24,000.

     Spokane Valley Plaza

     The Spokane Valley Plaza property, which was acquired from Metropolitan during the fiscal year ended September 30, 1998 for approximately $5.6 million, is located near the Sullivan Road and

Interstate 90 freeway interchange east of Spokane, Washington and consists of
12.55 acres. The following leases have been executed on four buildings constructed on 6.82 acres:

                                      AREA-SQUARE                                  EXPIRATION
LEASES                                   FEET       ANNUAL RENT   OCCUPANCY DATE      DATE
------                                -----------   -----------   --------------   ----------
Michaels' Craft Supply..............    23,697       $260,663          1/1/99         2/2/09
Ross Dress for Less.................    30,187        286,777          9/1/99        1/31/10
Fashion Bug.........................     8,057         88,627         9/15/99        9/30/04
Corral West Ranchwear...............     7,057         70,800          4/1/99        4/30/04
Cricket Communications..............     2,289         36,624         4/30/01        4/30/04
Sally's Beauty Supply...............     1,507         24,866         12/1/99       12/31/04
Cigarettes Cheaper..................     1,507         24,866         11/6/99       10/31/02
Eddie Bauer.........................     8,500        168,555        10/29/01        1/31/07

     The carrying value of this property as of March 31, 2002 was $12.4 million, which included the cost of buildings built for Michael's Craft Supply, Ross Dress for Less, Eddie Bauer and a building for the Fashion Bug, Corral West Ranchwear, Sally's Beauty Supply, Cricket Communications and Cigarettes Cheaper. At March 31, 2002, approximately 5.73 acres of this development remained unsold or leased.

     Sunset Beach

     In June 2001, we acquired 19.1 acres of development property on the North Shore of Oahu, Hawaii for $7.5 million. Through fiscal year 2002, we plan on developing the property into a 29 lot residential subdivision at an additional cost of approximately $3.0 million. The carrying value of this property as of March 31, 2002 was $9.5 million.

     The following table presents additional information about our investments in and sales of real estate held for sale and development:

                                            SIX MONTHS
                                            ENDED OR AT
                                             MARCH 31,    YEAR ENDED OR AT SEPTEMBER 30,
                                            -----------   ------------------------------
                                               2002         2001       2000       1999
                                            -----------   --------   --------   --------
                                                       (DOLLARS IN THOUSANDS)
Real estate held for sale and development:
  Investment property held for sale and
     development..........................    $29,385     $ 27,736   $ 18,431   $ 20,770
  Real estate acquired in satisfaction of
     debt and foreclosures in process.....     24,529       13,834     14,884     17,530
                                              -------     --------   --------   --------
  Net balance.............................    $53,914     $ 41,570   $ 33,315   $ 38,300
                                              =======     ========   ========   ========
Summary of changes:
  Balance at beginning of year............    $41,570     $ 33,315   $ 38,300   $ 35,580
     Additions and improvements:
     Repossessed and development real
       estate.............................     16,749       22,779     20,806     25,112
     Depreciation.........................       (134)        (268)      (300)       (85)
  Cost of real estate sold................     (4,271)     (14,256)   (25,491)   (22,307)
                                              -------     --------   --------   --------
  Balance at end of year..................    $53,914     $ 41,570   $ 33,315   $ 38,300
                                              =======     ========   ========   ========
Gain (loss) on sale of real estate:
     Sales................................      4,279       14,493     28,225     24,271
     Cost basis...........................     (4,271)     (14,256)   (25,491)   (22,307)
                                              -------     --------   --------   --------
     Total gain (loss) on sale of real
       estate.............................    $     8     $    237   $  2,734   $  1,964
                                              =======     ========   ========   ========

     Allowance for Losses on Real Estate Held for Sale

     The following table summarizes changes in our allowance for losses on real estate held for sale:

                                     SIX MONTHS
                                     ENDED OR AT
                                      MARCH 31,       YEAR ENDED OR AT SEPTEMBER 30,
                                     -----------   -------------------------------------
                                        2002          2001         2000         1999
                                     -----------   ----------   ----------   -----------
Beginning balance..................  $ 2,448,670   $1,442,424   $1,383,575   $   358,810
Provisions.........................      867,149    1,676,031      408,568     2,926,948
Charge-offs........................   (1,228,636)    (669,785)    (349,719)   (1,902,183)
                                     -----------   ----------   ----------   -----------
Ending balance.....................  $ 2,087,183   $2,448,670   $1,442,424   $ 1,383,575
                                     ===========   ==========   ==========   ===========

     Loss provisions for real estate held for sale are calculated as the difference between the estimated fair value at the measurement date and the carrying value. At foreclosure, the carrying value of the real estate held for sale is adjusted to the lower of cost or net fair value less estimated selling costs. Any subsequent reduction in the carrying value is charged to operations through provision for losses. The increase in the allowance for losses from September 30, 1999 to March 31, 2002 was primarily due to an increase in the number of non-guaranteed real estate held for sale assets that were acquired through foreclosure on loans acquired after the guarantee period.

COMPETITION

     Competition for Receivable Acquisition

     We compete with other financial institutions including various real estate financing firms, real estate brokers, banks and individual investors for the receivables we acquire. In receivable acquisitions, we compete with financial institutions, many of which are larger, have access to more resources and greater name recognition. We believe the primary competitive factors are the amounts offered and paid to receivable sellers and the speed in which the processing and funding of the transaction can be completed. Competitive advantages enjoyed by us, through our affiliation with Metropolitan, include:

     - our access to markets throughout the United States;

     - our affiliate's BrokerNet software;

     - our flexibility in structuring receivable acquisitions;

     - our long history in the business; and

     - our in-house capabilities for processing and funding transactions.

     To the extent other competing receivable investors may develop faster closing procedures, more flexible investment policies, or other attributes that are more desirable to receivable sellers, they may experience a competitive advantage. We believe that we are one of the largest investors in such seller-financed receivables in the United States.

     We compete with other investors in our lottery prize, structured settlement and annuity acquisitions. Competitive forces have substantially decreased the yields available on new lottery prize acquisitions, structured settlements and annuities. We compete in the secondary market as sellers of pools of receivables (both direct sales and sales through securitization). This market is a multi-billion dollar market and includes competitors with access to greater resources, greater volumes and economies of scale, and better name recognition. Our securities products face competition for investors from other securities issuers, many of which are much larger and have greater name recognition.

     Competition for Annuity and Life Insurance Sales

     The annuity and life insurance business is highly competitive. We compete with other financial institutions including ones with greater resources and greater name recognition. Premium rates, annuity yields and commissions to agents are particularly sensitive to competitive forces. We believe that we are in an advantageous position in this regard because of our earnings capability through investments in receivables compared to that of most other life insurance companies. Additionally, we believe the primary competitive factors among life insurance companies for investment-oriented insurance products, like annuities, include product flexibility, net return after fees, innovation in product design, the claims-paying ability rating and the name recognition of the issuing company, the availability of distribution channels and service rendered to the customer before and after a policy or contract is issued. Other factors affecting the annuity business include the benefits, including before-tax and after tax investment returns, and guarantees provided to the customer and the commissions paid to the agent.

REGULATION

     We are subject to the Insurance Holding Company Act as administered by the Office of the State Insurance Commissioner of the State of Washington. This act regulates transactions between insurance companies and their affiliates. It requires that we provide notification to the Insurance Commissioner of various transactions between our affiliates and us. In some instances, the Commissioner's approval is required before a transaction with an affiliate can be consummated.

     We are also subject to extensive regulation and supervision by the OIC as a Washington-domiciled insurer, and to a lesser extent by all of the other states in which we operate. These regulations are directed toward supervision of things like granting and revoking licenses to transact business on both the insurance company and agency levels, approving policy forms, setting dividend levels, prescribing the nature and amount of permitted investments, establishing solvency standards and conducting extensive periodic examinations of insurance company records. These regulations are intended to protect annuity contract holders and insurance policy owners rather than investors in an insurance company.

     All states in which we operate have laws requiring solvent life insurance companies to pay assessments to a guaranty fund to protect the interests of policyholders of insolvent life insurance companies. Assessments are levied on all member insurers in each state based on a proportionate share of premiums written by member insurers in the lines of business in which the insolvent insurer engaged. A portion of these assessments can be offset against the payment of future premium taxes. However, future changes in state laws could decrease the amount available for offset.

     Dividend restrictions are imposed on us by regulatory authorities. These restrictions are limited to unassigned statutory surplus reduced by any unrealized capital gains, which netted approximately $5.2 million at March 31, 2002. An adverse change in these regulations could affect our ability to pay dividends to you.

     For statutory purposes, our capital and surplus and ratio of capital and surplus to admitted assets were as follows for the dates indicated:

                                                        AS OF
                                                      MARCH 31,     AS OF DECEMBER 31,
                                                      ----------   ---------------------
                                                         2002      2001    2000    1999
                                                      ----------   -----   -----   -----
Capital and surplus (Millions)......................    $86.2      $85.6   $65.9   $59.7
Ratio of capital and surplus to admitted assets.....      7.9%       8.1%    7.3%    6.7%

     In 1993, the State of Washington enacted the Risk-Based Capital Model law, which requires an insurance company to maintain minimum amounts of capital and surplus based on complex calculations of risk factors that encompass the invested assets and business activities of the insurance company. Our capital and surplus levels exceeded the calculated minimum requirements at our statutory reporting period ended December 31, 2001.

FACILITIES

     Our principal offices are located in Spokane, Washington at 601 West 1st Avenue, in an office building owned by Metropolitan where we lease approximately 9,200 square feet of office space. We also maintain regional offices in Boise, Idaho and Vancouver, Washington. We believe that our facilities will be adequate to meet our requirements for the foreseeable future and that suitable additional space will be available if needed.

EMPLOYEES

     At March 31, 2002, we had a total of 62 full-time employees. None of our employees are covered by a collective bargaining agreement, and we believe that our relations with our employees are good. In addition to employees that work solely for us, from time to time, we use the services of some of the employees of Metropolitan, our parent entity and reimburse Metropolitan for the cost of those services under an inter-company cost sharing agreement.

LEGAL PROCEEDINGS

     We are not currently subject to any material legal proceedings outside of the ordinary course of our business. We may, from time to time, become a party to various legal proceedings arising in the ordinary course of our business.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

     Our directors, executive officers and key employees and their respective ages as of May 31, 2002 are as follows:

NAME                                        AGE                    POSITION
----                                        ---                    --------
C. Paul Sandifur, Jr. ....................  60    President and Director
John Van Engelen..........................  49    Senior Vice President and Director
Reuel Swanson.............................  63    Secretary and Director
Joseph Christensen........................  35    Treasurer
Gary D. Brajcich..........................  51    Director
Robert Stephen Corker.....................  60    Director
Irv Marcus................................  77    Director
Bradley M. Marten.........................  49    Director
Samuel H. Smith...........................  62    Director
William D. Snider.........................  60    Director
John Trimble..............................  72    Director

     All directors currently hold office until the next annual meeting of shareholders or until their successors have been elected and qualified. All executive officers are elected annually by the board of directors and serve at the discretion of the board of directors and until their successors are elected and qualified. There are no family relationships between any of our directors or executive officers.

     C. Paul Sandifur, Jr., President and Director. Mr. Sandifur has been Vice President and Director of Western Life since 1980. Mr. Sandifur is also the President, Chief Executive Officer and Chairman of the Board of Metropolitan Mortgage & Securities Co., Inc., our ultimate parent entity. Mr. Sandifur is also a director and officer of most of Metropolitan's other subsidiary companies. Mr. Sandifur spends, on average, approximately 30% of his time working on Western Life business and approximately 70% of his time working on the business of Metropolitan and other affiliates. Metropolitan invests in receivables and other investments, including real estate development, which are principally funded by proceeds from receivable investments, other investments and securities offerings. Mr. Sandifur was a real estate salesman with Diversified Properties in Kennewick, Washington during 1977 and 1978, and then with Century 21 Real Estate in Kennewick. In June 1979, he became an associate broker with Red Carpet Realty in Kennewick before rejoining Metropolitan in 1980. Mr. Sandifur was born in Spokane, Washington, and received his baccalaureate degree in Psychology from Whitman College in Walla Walla, Washington. He pursued graduate studies at the University of California, Berkeley, San Jose State University and San Francisco State University.

     John Van Engelen, Senior Vice President and Director. Mr. Van Engelen joined Western Life in 1984 as its underwriting manager, and was appointed Vice President -- Underwriting shortly after that. From 1987 to 1994, he was Vice President of sales. During 1994 he was appointed president of Western Life.

Before joining Western Life, Mr. Van Engelen worked in the insurance industry and in corporate and public accounting. He holds the following certifications:
CPA, CFP, CLU, CHFC and FLMI. He is a member of the American Institute of Certified Public Accountants, Society of Financial Service Professionals, National Association of Insurance and Financial Advisors and a board member of the New Mexico Life and Health Guaranty Fund. Mr. Wan Engelen holds a BBA in Accounting form Boise State University.

     Reuel Swanson, Secretary and Director. Mr. Swanson has been the Secretary and a Director of Western Life since 1972. Mr. Swanson is also a Director and Secretary of various affiliate companies of Western Life. Mr. Swanson received his Master of Accounts degree in 1962 from Kinman Business University and his Masters in Business Administration from City University located in Seattle in 1984.

     Joseph Christensen, Treasurer. Mr. Christensen joined Metropolitan in October 2000 as Chief Investment Officer and in April of 2001, he was elected Treasurer of Western Life. From 1997 through 2000 he was with SAFECO Asset Management Company in Seattle, Washington, as Portfolio Manager, administering their intermediate portfolio of structured securities, comprising approximately $4 billion of a $16 billion taxable fixed income portfolio. He was also co-manager of the SAFECO GNMA Mutual Fund. Before that, he worked at Wells Fargo Bank, N.A., where he was Vice President of Treasury/ Global Funding, investing for the bank's $13 billion fixed income portfolio. Mr. Christensen holds a Master of Business Administration from the William E. Simon Graduate School of Business Administration in Rochester, New York and a Bachelor of Science in Business Administration from California State University in Chico, California.

     Gary D. Brajcich, Director. Mr. Brajcich was elected as a Director in connection with the formation of our company in May, 2002. Mr. Brajcich is an attorney admitted to practice law in the State of Washington. He is a member of Workland, Witherspoon, PLLC, where he has been practicing since 1992. Mr. Brajcich has also served as a director of our parent company, Metropolitan since 2000.

     Robert Stephen Corker, Director. Mr. Corker was elected as a Director in connection with the formation of our company in May, 2002. Mr. Corker has also served as a director of Western Life since October of 2001. Mr. Corker is currently an Adjunct Assistant Professor at Gonzaga University's School of Business, Outreach Coordinator for the Hanford Health Information Archives, and an instructor at Fairchild AFB's Park College. He serves as Vice President of Futurepast, Inc., an Arlington, Virginia based management consulting firm. Washington State Governors Mike Lowry and Gary Locke appointed Mr. Corker to the Washington State Council for the Prevention of Child Abuse and Oregon's Governor Mark O. Hatfield appointed Steve to the Oregon Governor's Committee Grantee for his project, "The Columbia River Watch." Mr. Corker has served as Vice President for the Inland Northwest Chapter of the American Red Cross and for Century 2 of Spokane. He also served at President-Elect, Vice President of the American Heart Association of Eastern Washington. Mr. Corker has been a director and volunteer for SCAN, Daybreak, Project Joy, American Cancer Society, Cheney Cowles Art Museum, and Riverfront Festival of the Arts. In 1977, Mr. Corker began Coons, Corker & Associates, Inc., a Spokane advertising, public relations and marketing firm, where he was president until 1998. Prior to this, he was Vice President of the People to People Student Ambassador Program, President of a New York based marketing firm, President of an Oakland, California travel agency and a Vice President of Security National Bank in Oakland. Mr. Corker graduated from Stanford University, where he served as Freshman Class President and President of the Stanford Chapter of Pi Sigma Alpha, the National Political Science Honor Society.

     Irv Marcus, Director. Mr. Marcus has been a Director of Western Life since 1995. Mr. Marcus had been an officer of Metropolitan from 1974 until his retirement in 1995. At retirement, he was Senior Vice President, a title that he had held since 1990, and during which time he supervised Metropolitan's receivable investing operations. He had previously been a loan officer with Metropolitan and has over 25 years' experience in the consumer finance business. He continues as a Director following his retirement with both Metropolitan and Western Life.

     Bradley M. Marten, Director. Mr. Corker was elected as a Director in connection with the formation of our company in May, 2002. Mr. Marten has also served as a director of Western Life since October of

2001. Mr. Marten is a principal in the law firm of Marten Brown, Inc. where his practice is primarily focused in the environmental and land use area and where he has practiced since 1996. Prior to forming Marten Brown, he was a partner in the law firm of Morrison & Foerster from 1992 until 1996 where he was co-founder of their Seattle office and a member of the firm's wide Land Use and Environmental Law Group. From 1983 until 1992, Mr. Marten was a partner with Preston, Gates & Ellis where he served as the firm's Chair for their Environmental and Land Use Group. Mr. Marten also served as a law clerk to the Honorable Donald S. Voorhees, United States District Court, for the Western District of Washington from 1981 until 1983. Mr. Marten received his Bachelor of Arts from Cornell University in 1975, his Master of Arts from Yale University in 1977, and his Juris Doctorate from Harvard Law School in 1981. Mr. Marten is extensively involved in various civic and bar activities, and has multiple publications in the environmental and land use area.

     Samuel H. Smith, Ph.D., Director. Dr. Smith was elected as a Director in connection with the formation of our company in May, 2002. Dr. Smith served as President of Washington State University from 1985-2000 and is currently President Emeritus. Dr. Smith was Dean of the College of Agriculture at Penn State University before his association with Washington State University. Dr. Smith has also served as a director of our parent company, Metropolitan since 2000.

     William D. Snider, Director. Mr. Snider was elected as a Director in connection with the formation of our company in May, 2002. Mr. Snider was elected as Director for Metropolitan in June 2001. He served as Metropolitan's Chief Financial Officer from May 1999 until August 2001. Mr. Snider was the Chairman of Snider Financial Partners, a financial consulting firm, from June of 1997 through December of 1998. From March 1992 until June of 1997, he was the Executive Vice President and Chief Financial Officer of Finance and Operations of CoBank in Denver, Colorado. Before that, Mr. Snider was Senior Vice President and Treasury Group Head for Continental Bank Corporation in Chicago, Illinois. Currently, Mr. Snider is President of Snider Financial Partners. Mr. Snider received his Bachelor of Science and his Masters of Business Administration from the University of Illinois.

     John Trimble, Director. Mr. Trimble was elected as a Director in connection with the formation of our company in May, 2002. Mr. Trimble was employed by Metropolitan from 1980 until his retirement in 1995. His principal area of responsibility was receivables underwriting. At retirement he was Vice President. He has served as a director of Metropolitan since 1996.

COMMITTEES OF THE BOARD

     Audit Committee. The current members of our audit committee are Messrs. Irv Marcus, Chairman, Gary D. Brajcich, Robert Stephen Corker, Bradley M. Marten and John Trimble. The audit committee makes recommendations concerning the engagement of our independent public accountants, reviews with the independent public accountants the plans and results of the audit engagement, approves professional services provided by the independent public accountants, reviews the independence of the independent public accountants, considers the range of audit and non-audit fees, reviews our corporate compliance procedures and reviews the adequacy of our internal accounting controls.

COMPENSATION OF DIRECTORS

     All of our directors, including employee directors, are paid $500 per meeting attended. There was one meeting of Western Life's board of directors in person during fiscal 2001. Western Life's board of directors also took action 15 times by written consent instead of a meeting during fiscal 2001. In addition, non-employee directors are reimbursed for travel expenses.

EXECUTIVE COMPENSATION

     The following table contains information concerning compensation that we paid for services in all capacities awarded to, earned by or paid to Western Life's President and each of its other executive officers whose aggregate compensation exceeded $100,000 during the three years ended September 30, 2001.

                           SUMMARY COMPENSATION TABLE

NAME AND PRINCIPAL POSITION                                             BONUS/         OTHER
WITH WESTERN LIFE                                   YEAR    SALARY    COMMISSIONS   COMPENSATION
---------------------------                         ----   --------   -----------   ------------
John Van Engelen..................................  2001   $165,323          --           --
  President                                         2000   $164,521          --           --
                                                    1999   $159,194          --           --
C. Paul Sandifur, Jr. ............................  2001   $500,016          --           --
  Vice President                                    2000   $500,088     $ 4,500           --
                                                    1999   $437,500          --           --
William Zehner....................................  2001   $136,607     $   200           --
  Vice President                                    2000   $131,502          --           --
                                                    1999   $124,465          --           --
Dale Whitney......................................  2001   $128,739     $91,963           --
  Vice President                                    2000   $189,218          --           --
                                                    1999   $150,335          --           --
Scott Cordell.....................................  2001   $ 81,761     $47,867           --
  Vice President                                    2000   $115,730          --           --
                                                    1999   $112,571          --           --

     The executive officer aggregate compensation is paid by Metropolitan during the fiscal years specified in the above table. Metropolitan charges us for executive officer management services in accordance with a General Support Services and Rental Agreement.

OPTION GRANTS

     There are currently no outstanding options to acquire our common stock and no options have been granted to any of our directors or executive officers during the last three fiscal years.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     Our bylaws include a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability:

     - for any breach of the director's duty of loyalty to us;

     - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; or

     - for any transaction from which the director derived an improper personal benefit.

     Our bylaws also provide that:

     - we must indemnify our directors and officers to the fullest extent permitted by Washington law, subject to very limited exceptions; and

     - we must advance expenses to our directors and officers in connection with a legal proceeding to the fullest extent permitted by Washington law, subject to very limited exceptions.

     In addition, our directors and officers are covered by the director and officers' insurance policy of Metropolitan, our parent company.

     The limitation of liability and indemnification provisions in our bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. They may also have the effect of reducing the likelihood or derivative litigation against directors and officers, even though that action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers under these indemnification provisions.

     There is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC this indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                             PRINCIPAL STOCKHOLDERS

     The following table shows information regarding the beneficial ownership of our common stock as of June 15, 2002:

                                                              SHARES OF COMMON       PERCENTAGE
NAME                                                              STOCK(2)       BENEFICIALLY OWNED
----                                                          ----------------   ------------------
C. Paul Sandifur, Jr.(1)....................................           100             100.0%
John Van Engelen............................................             0                --
William Zehner..............................................             0                --
Reuel Swanson...............................................             0                --
Joseph Christensen..........................................             0                --
Gary D. Brajcich............................................             0                --
Irv Marcus..................................................             0                --
Bradley M. Marten...........................................             0                --
Samuel H. Smith.............................................             0                --
William D. Snider...........................................             0                --
John Trimble................................................             0                --
Metropolitan Mortgage & Securities Co., Inc.(1).............           100             100.0%
Directors and Executive Officers as a group(1) (11
  persons)..................................................           100             100.0%

------------------------------

(1) The shares beneficially owned by Mr. Sandifur are owned through his ownership of Metropolitan Mortgage & Securities Co., Inc. Metropolitan Mortgage directly owns 100%, or 100 shares, of our common stock.

(2) None of our directors or executive officers own any class of our equity securities other than our common stock.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     During the six months ended March 31, 2002 and the fiscal years ended September 30, 2001, 2000 and 1999, we had the following related-party transactions with our parent, Metropolitan, and other affiliates.

                                        SIX MONTHS
                                           ENDED               YEAR ENDED SEPTEMBER 30,
                                         MARCH 31,    ------------------------------------------
                                           2002           2001           2000           1999
                                        -----------   ------------   ------------   ------------
Real estate contracts and mortgage
  notes receivable and other
  receivable investments purchased
  from affiliates.....................  $42,907,209   $127,925,213   $494,754,295   $527,210,140
Real estate contracts and mortgage
  notes receivable and other
  receivables sold to affiliates......   11,200,000     13,307,619    251,125,506    292,617,517
Net ceding of annuity products to
  affiliates..........................    3,528,792      8,421,383     (8,691,431)   (39,447,283)
Net change in indebtedness of
  affiliates..........................     (450,971)      (653,802)    (4,483,632)     1,754,025
Net interest and dividends paid on
  preferred stock and surplus notes...    1,608,750      3,940,250      3,283,343      3,562,884
Repayment of surplus notes............           --             --      9,450,000     21,350,000
Issuance of preferred stock...........           --      5,000,000      9,450,000     25,150,000
Issuance of common stock..............   17,200,038     12,559,565             --             --
Interest received on indebtedness of
  affiliates..........................      871,714      2,070,086      2,145,418      2,115,266
Real estate contract acquisitions,
  investment servicing and other
  administrative overhead.............    3,710,613      7,833,917     10,725,674     18,900,237
Real estate development services......      239,027        441,385      1,051,325      1,147,514

     At March 31, 2002 and September 30, 2001, we had non-secured payables due to affiliates of approximately $5.4 million and $2.1 million, respectively. At September 30, 2000, we had non-secured receivables due from affiliates of approximately $8.6 million.

     Several companies are affiliated with us through common control by C. Paul Sandifur, Jr. As a result of these relationships, conflicts of interests may arise between ourselves and our affiliates relating to the allocation of investments and other business opportunities among the affiliated companies. When allocating investment opportunities among us and our affiliates, the consolidated group considers several factors including each company's availability of cash, regulatory constraints related to the particular investment, the size of the investment relative to each company's asset size and other asset/liability management issues. The final allocation may at times be subject to management discretion. Although management attempts to maximize the profitability of each entity, there is no guarantee that the actual allocation of investments and other business opportunities among us and our affiliates will prove to be in the best interests of all of the affiliated companies. If the allocation of investments to us fails to be in our best interests relative to those of our affiliates, our business could be adversely affected.

     When an investment opportunity is presented, the investment is evaluated and underwritten by Metropolitan. After successful evaluation and underwriting, we purchase the investment in our name. In return for services provided by our parent company, we pay a fee that we believe is reasonable and results in the payment to Metropolitan of all significant direct expenses incurred on our behalf.

     Additionally, on a monthly basis, we were purchasing pools of loans that had been originated by Metwest, another affiliate. These purchases, which decreased significantly during the fiscal year ended September 30, 2001, were entered into primarily for future securitization purposes. The reduction in transactions with Metwest was primarily due to a refocus in our investment activity away from securitization purposes as we do not intend to participate in any real estate backed securitizations in the near future. Metwest originated loans at market established rates and subsequently sold them to us in the same month. Therefore, the carrying value approximated fair value at the time of sale. Acquisition of receivables as the result of our relationship with Metropolitan and Metwest are reported as receivable investments purchased from affiliates.

     Some of the receivables that were acquired from our relationship with Metropolitan and Metwest were done for the short-term financing purposes of Metropolitan. Metropolitan had a secured line of credit with a financial institution that was used for financing the acquisition of securitizable products. In order for Metropolitan to continue funding production between line of credit draw dates, we acquired and held securitizable products until Metropolitan's next available draw date, at which time we sold the receivables back to Metropolitan. Due to the short-term holding period between the time we acquired the receivables and the time we subsequently sold them to Metropolitan, the carrying value of our receivables approximated their fair value. These sales to Metropolitan are reported as receivable investments sold to affiliates.

     Summit Property Development, Inc., a wholly owned subsidiary of Summit Securities, Inc., one of our affiliates, provides real estate development services to us for a fee. These services may include the following: sales, marketing, market analysis, architectural services, design services, subdividing properties and coordination with regulatory groups to obtain the approvals that are necessary to develop a particular property.

     Real estate contract acquisitions, investment servicing and other administrative services are governed by two separate inter-company agreements executed between Western Life and Metropolitan. We believe that the charges incurred are reasonable and result in the payment to Metropolitan of all significant direct expenses incurred on our behalf.

     On March 28, 2002, we agreed to sell to Old Standard and Old West a 69.20% undivided beneficial interest in a lottery trust owned by us. The purchase price of $11.2 million, which was derived from future expected cash flows discounted at a 6.957% market rate, resulted in a gain of approximately $0.6 million. The primary purpose of entering into the lottery trust purchase and sale agreement was to generate additional funds that could be used for commercial lending activities.

     We entered into a reinsurance agreement with Old Standard, which became effective July 1, 1998 and remained in effect on the date of this prospectus. Under this agreement, we reinsured with Old Standard 75% of the risk on various annuity products. The reinsurance agreement is an ongoing arrangement with no stated expiration or termination date, although either party may stop and restart at their discretion upon providing a 30-day advance written notice. We receive an annual fee of 0.40% on the cash value of the reinsured policies from Old Standard for servicing the reinsured policies in addition to ceding allowances equal to the actual commission plus 1.5% of the premium.

     Indebtedness of related parties consisted of the following:

                                                                    SEPTEMBER 30,
                                                 MARCH 31,    -------------------------
                                                   2002          2001          2000
                                                -----------   -----------   -----------
Note receivable from Metropolitan Mortgage,
  interest at prime plus 1% (5.75% at March
  31, 2002), due December 27, 2015;
  collateralized by commercial property
  located in Pasco, Washington................  $ 8,260,170   $ 8,507,426   $ 8,784,393
Note receivable from Metropolitan Mortgage,
  interest at 10.5% per annum, due January 1,
  2010; collateralized by commercial property
  located in Spokane, Washington..............   11,168,486    11,372,201    11,749,036
                                                -----------   -----------   -----------
                                                 19,428,656   $19,879,627   $20,533,429
                                                ===========   ===========   ===========

                         DESCRIPTION OF PREFERRED STOCK

GENERAL

     This offering consists of 2,000,000 shares of Variable Rate Cumulative Preferred Stock, Series A. All of the shares of preferred stock we are offering in this prospectus, when issued and sold, will be validly issued, fully paid and non-assessable.

     The relative rights and preferences of preferred stock have been fixed and determined by our board of directors and are contained in the statement of rights, designations and preferences of preferred stock duly approved by our board of directors. The following statements relating to the preferred stock are summaries, do not contain all of the information you should consider and are qualified in their entirety by reference to the statement of rights which is filed as an exhibit to the registration statement that includes this prospectus. The statement of rights is also available for inspection at our principal office. We encourage you to read the statement of rights as it, and not this prospectus, govern your rights under the preferred stock.

DIVIDENDS

     Dividends on the preferred stock are cumulative are expected to be declared monthly payable to shareholders of record as of the fifth calendar day of each month. Dividends on each share will be paid in cash on the twentieth calendar day of each month in an amount equal to $25 per share multiplied by the dividend rate, divided by 12. Our pricing committee may, in its discretion, authorize, by resolution, a higher dividend rate for the shares. If the pricing committee authorizes a higher rate, it may reduce or eliminate that higher rate at any time in its sole discretion.

     The annual dividend rate will be the sum of (a) the five-year constant maturity rate, as described below, plus (b) 2.00%. Our pricing committee has authorized an additional dividend on the preferred stock of an additional . % annually in addition to the above annual dividend rate. This additional dividend may be eliminated or reduced at any time by our pricing committee. In all cases, the annual dividend rate, after applying any additional rate set by the pricing committee, cannot be less than 4% or greater than 14% annually.

     The five-year constant maturity rate for each dividend period is based on the weekly annualized market discount rate for three-month U.S. Treasury bills. The ten-year constant maturity rate for each dividend period is based on the weekly annualized average yield to maturity for actively traded marketable U.S. Treasury fixed interest rate securities adjusted to constant maturities of five years. This rate will be calculated as the arithmetic average of the two most recent weekly per annum yields as published weekly by the Federal Reserve Board, the Federal Reserve Bank or any U.S. Government department or agency selected by us, during the period of the 14 calendar days that begin 24 days before the first day of the dividend period for which the dividend rate on the preferred stock is being determined.

     If the five-year constant maturity rate is unavailable, we will substitute another index that we in good faith determine to be as close as possible to the five-year constant maturity rate. The dividend rate for each monthly dividend period will be calculated as promptly as practicable by us. We will enclose notice of the dividend rate with the mailed dividend payment check. In making the calculation, the five-year constant maturity rate will be rounded to the nearest five one-hundredths of a percentage point.

RESTRICTIONS ON DIVIDENDS

     We may not declare or pay a dividend on the preferred stock unless the full cumulative dividend on all preferred stock, including preferred stock that we may issue in the future ranking equal or senior to the preferred stock, has been paid. We may not declare or pay a dividend on any share of Series A preferred stock for any dividend period unless, at the same time, a like dividend is declared and paid on all shares of Series A preferred stock previously issued and outstanding and entitled to receive dividends. Dividends may only be paid from legally available funds. The amount of surplus funds available for distribution at March 31, 2002 was approximately $5.2 million.

     If any shares of Series A preferred stock are outstanding and the full cumulative dividends on all outstanding Series A preferred stock, including the preferred stock offered by this prospectus, have not been paid or declared and set apart for all past dividend periods, we may not:

     - declare, pay or set aside for payment any dividend on the Series A shares, except as provided below;

     - declare or pay any other dividend upon common stock or upon any other stock ranking junior to or on a parity with the Series A preferred stock as to dividends or upon liquidation; or

     - redeem, purchase or otherwise acquire common stock or any other of our stock that ranks junior to or equal with the Series A preferred stock as to dividends or in liquidation for any consideration, or pay or make available any funds for a sinking fund for the redemption of any shares of that stock, except by conversion into or exchange for our stock ranking junior to the Series A preferred stock as to dividends and in liquidation.

     Notwithstanding the above, we may declare, pay or set aside payment for:

     - dividends made in shares of common stock;

     - dividends made in shares of any other stock ranking junior to Series A preferred stock as to dividends and in liquidation; and

     - dividends where a like dividend is declared or paid on all shares of Series A preferred stock then issued and outstanding and entitled to receive dividends.

     We may pay dividends ratably on the shares of Series A preferred stock and shares of any of our stock that ranks equal to the Series A preferred stock with regard to the payment of dividends, in accordance with the sums which would be payable on those shares if all dividends, including accumulations, if any, were declared and paid in full. As of the date of this prospectus, no dividends on any series of our preferred stock were in arrears. No interest will be paid for or on account of any unpaid dividends.

     Regulations in the State of Washington define the ability of an insurance company to pay dividends. These regulations restrict the payment of cash dividends by our subsidiary to its portion of available surplus funds derived from any realized net profits as computed in accordance with statutory accounting principles. The payment of extraordinary dividends, as statutorily defined, is subject to prior notice to and review and approval by the Washington State Insurance Commissioner. These restrictions could have an adverse effect on our subsidiary's ability to make dividend payments to us. If our subsidiary fails to pay dividends to us, we may not have sufficient funds available to pay dividends on the Series A shares.

LIQUIDATION RIGHTS

     If any voluntary or involuntary liquidation, dissolution or winding up of our company occurs, the preferred stock shareholders will be entitled to receive liquidating distributions, in the amount of $25 per share plus declared and unpaid cumulative monthly dividends, out of the assets available for distribution to shareholders, before any distribution of assets is made to holders of common stock or any of our stock ranking junior to the preferred stock in liquidation. The Series A preferred stock is junior in liquidation rights to our outstanding debt. There are no limitations on our ability to incur additional indebtedness or to issue additional shares of the preferred stock.

     The statements of rights provide that, without limitation, the voluntary sale, lease or conveyance of all or substantially all of our property or assets to, or our consolidation or merger with, any other corporation will not be deemed to be a liquidation, dissolution or winding up of our company. If the aggregate liquidation preference payable with respect to the Series A preferred stock, and any other shares of our stock ranking equally with the Series A preferred stock with respect to the distribution, are not paid in full upon any voluntary or involuntary liquidation, dissolution or winding up of the company, then the holders of Series A preferred stock and of these other shares will share ratably in any distribution of assets in proportion to the full respective preferential amounts they are entitled to receive. After payment of the full amount of the liquidating distribution they are entitled to receive, the preferred stock shareholders will not be entitled to any further participation in any distribution of assets in liquidation.

REDEMPTION OF SHARES

     General

     No share of Series A preferred stock may be redeemed for three years from the date of original issuance of that share, except in the case of death or major medical emergencies of the holder as determined in our discretion. If cumulative dividends on preferred stock have not been paid in full, we may not purchase or acquire any shares of preferred stock other than by a purchase or exchange offer made on the same terms to all holders of preferred stock.

     Upon call by the Company

     Subject to regulatory restrictions affecting redemptions during an offering, the shares of Series A preferred stock are redeemable, in whole or in part, only at our option at a redemption price of $25 per share plus declared and unpaid dividends to the date fixed for redemption. If fewer than all of the outstanding shares of preferred stock are redeemed, the number of shares redeemed will be determined by us either pro rata or by lot in our discretion.

     Discretionary Redemption Upon Request of the Holder

     Preferred Stock is not redeemable at the option of the holder. If, however, we receive an unsolicited written request for redemption of shares from any holder, we may, in our sole discretion, subject to regulatory restrictions affecting redemptions during an offering, and subject to the limitations described below, consider redemption of these shares. Redemption requests, when received, are reviewed in the order received. Any shares so tendered, which we in our discretion allow for redemption, will be redeemed by us directly, and not from or through a broker/dealer, at a price that we determine.

     There can be no assurance that our financial condition will allow us to exercise our discretion to accept any request for redemption of preferred stock. We will not redeem any shares tendered for redemption:

     - if to do so would, in the opinion of our management, be unsafe or unsound in light of our financial condition, including our liquidity position;

     - if payment of interest or principal on any outstanding instrument of indebtedness is in arrears or in default;

     - if payment of any dividend on any of our stock ranking at least equal with the preferred stock is in arrears as to dividends; or

     - if we are legally restricted from doing so.

LISTING


     The preferred stock has been approved for listing on the American Stock Exchange under the symbol "WUC.pr", subject to official notice of issuance. We will not complete this offering if the preferred stock is not approved for listing. Even with the listing, an independent public market for the preferred stock may not develop. If a market does develop, we cannot predict the trading price of the preferred stock in that market. If a market does develop, the preferred stock could trade below its initial issue price of $25.00 per share.


VOTING RIGHTS

     The preferred stock has no voting rights except as provided in the statements of rights, and except as required by Washington State law. The statements of rights provide that holders of the Series A preferred stock, together with the holders of our other outstanding preferred stock, if any, voting separately and as a single class, are entitled to elect a majority of our board of directors if dividends payable on any shares of preferred stock are in arrears in an amount equal to 24 or more full monthly dividends per share. This right will continue until all dividends in arrears have been paid in full. In addition, no changes in the rights, privileges or preferences of the preferred stock may be made without the approval of the holders of at least two-thirds of the then outstanding preferred stock, voting together as a class. Further, we may not create a new class of preferred stock senior or equal in preference to the Series A preferred stock without the approval by the holders of at least a majority of the then outstanding Series A preferred stock, voting together as a class.

TRANSFER AGENT AND REGISTRAR


     Computershare Investor Services, LLC will act as the transfer agent and registrar for the preferred stock.


                              PLAN OF DISTRIBUTION

     The preferred stock is being offered to the public on a best efforts basis, with conditions, through Metropolitan Investment Securities, Inc. ("MIS"), which is one of our affiliates. Accordingly, this offering has not received the independent selling agent review customarily made when an unaffiliated selling agent offers securities. No commission or other expense of the offering will be paid by the purchasers of the preferred stock. A commission in the maximum amount of 6% of the offering price will be paid by us on most preferred stock sales. Preferred stock is offered for cash only.


     The offering will only be completed if we sell at least 400,000 shares. If
the conditions to the offering are not satisfied by           , 2002, the
offering will terminate unless we extend the initial offering period. We will
not extend the initial offering period past           , 2002. In addition, if
the preferred stock is not approved for listing on the American Stock Exchange, we will not complete this offering. MIS and any other broker-dealer involved in the offering will promptly deposit funds received by noon of the next business day after receipt in an escrow account with Computershare Trust Company as escrow agent, to be transmitted directly to us after the satisfaction of the conditions to the offering. All checks for purchases of shares of preferred stock should be made out to "Computershare Trust Company as escrow agent -- Western United Holding Company."



     If we sell at least 400,000 shares and complete the initial offering, no interest will be paid to investors on escrowed funds. If we do not complete the offering, Computershare Trust Company will promptly return funds to potential investors together with an estimated pro rata share of interest. Interest, if any, will be determined as equitably as possible based on the subscription amount and the length of time each potential investor's funds were held in the escrow account.


     Neither we nor MIS, their affiliates, or any party involved in marketing the preferred stock have reserved the right to purchase any of the preferred stock offered. No purchases by MIS's affiliates will count toward the minimum sales contingency of 400,000 shares.

     If we sell the minimum amount of preferred stock, any remaining shares of preferred stock in this offering will be sold on a continuous, best efforts basis by MIS. For these sales, if any, MIS will transmit the funds or other consideration it receives directly to us by noon of the next business day after receipt.

     MIS is a member of the National Association of Securities Dealers, Inc. Due to MIS's affiliation with us, NASD Rule 2720 of the NASD Conduct Rules requires, in part, that a qualified independent underwriter be engaged to render a recommendation regarding the pricing of the preferred stock offered through this prospectus. Accordingly, MIS has obtained a letter from Roth Capital Partners, LLC, an NASD member, stating that the offering price of the preferred stock is consistent with Roth's recommendations, which were based on conditions and circumstances existing as of the date of this prospectus. Therefore, the price offered for the preferred stock will be no higher than Roth would have independently recommended. Roth has assumed the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. For performing its functions as a qualified independent underwriter with respect to the preferred stock offered in this prospectus, Roth will receive $60,000 in fees, plus reimbursement of expenses actually incurred in an amount not to exceed $10,000.

     We have agreed to indemnify Roth against, or make contributions with respect to liabilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 resulting from any misstatement made in this prospectus, except if the liability is a direct result of Roth's negligence, bad faith or willful misfeasance.

     As of the date of this prospectus, there was no public trading market for the preferred stock. Although the preferred stock will be listed on the American Stock Exchange, we can not assure you that a public trading market will develop.



     After completion of the offering, MIS may make a market for the preferred stock, but is under no obligation to do so.



     Until the distribution of the preferred stock is completed, SEC rules may limit MIS from bidding for and purchasing the preferred stock. However, MIS may engage in transactions that stabilize the price of the preferred stock, like bids or purchases to peg, fix or maintain that price. MIS has advised us that, under Regulation M of the Securities Exchange Act of 1934, they may engage in these stabilizing transactions, which may have the effect of raising or maintaining the market price of our preferred stock or preventing or retarding a decline in the market price of our preferred stock. A stabilizing transaction is a bid for or the purchase of the preferred stock on behalf of MIS for the purpose of fixing or maintaining the price of the preferred stock. MIS has advised us that these transactions may be effected on the American Stock Exchange or otherwise. Neither we nor MIS make any representation that MIS will engage in these stabilizing transactions and these transactions, if begun, may be discontinued without notice. Neither we nor MIS make any representation or prediction as to the direction or magnitude of the effect that the stabilizing transactions, if commenced, may have on the market price of our preferred stock.


     MIS may enter into selected dealer agreements with and reallow to some dealers, who are members of the NASD, and some foreign dealers who are not eligible for membership in the NASD, a commission of up to 6% of the principal amount of preferred stock sold by those dealers.

     Sales of preferred stock will not be made in discretionary accounts without the prior specific written approval of the customer. In addition, sales will only be made in compliance with the suitability standards listed in Rule 2720 of the NASD Conduct Rules.

                                 LEGAL MATTERS

     The validity of the shares of preferred stock being distributed will be passed upon for us by the law firm of Kutak Rock LLP.

                                    EXPERTS

     The financial statements of Western United Life Assurance Company at September 30, 2001 and 2000, and for each of the three years in the period ended September 30, 2001, appearing in this prospectus, and the Registration Statement that includes this prospectus, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     This prospectus is part of a registration statement on Form S-1 filed under the Securities Act with the SEC, relating to the preferred stock being distributed. This prospectus does not contain all of the information contained in the registration statement, as permitted by the rules and regulations of the SEC. For further information about us and the preferred stock, reference is made to the registration statement and the exhibits and schedules filed with it. Statements in this prospectus regarding the contents of any contract, or any other document referenced, are not necessarily complete, and, in each instance, reference is made to the copy of the contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by this reference. A copy of the registration statement and the exhibits and schedules filed with it may be inspected without charge at the public reference facilities maintained by the SEC in Washington, D.C. at 450 Fifth Street, N.W., Washington, D.C. 20549 and at some of its regional offices which are located in the Chicago Regional Office, CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511, and copies of all or any part of the registration statement may be obtained from these offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about its public reference room. In addition, the SEC maintains a web site that contains reports, proxy statements and other information regarding registrants, including us, that file electronically with the SEC at the following Internet address:
(http://www.sec.gov). Our registration statement and the exhibits and schedules we filed electronically with the SEC are available on this site.

INDEX TO FINANCIAL STATEMENTS

                                                               PAGE
                                                               ----
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2001 AND 2000 AND
  FOR EACH OF THE THREE YEARS ENDED SEPTEMBER 30, 2001
Report of Ernst & Young LLP, Independent Auditors...........    F-2
Balance Sheets (Restated)...................................    F-3
Statements of Income (Restated).............................    F-4
Statements of Comprehensive Income (Loss) (Restated)........    F-5
Statements of Changes in Stockholders' Equity (Restated)....    F-6
Statements of Cash Flows (Restated).........................    F-7
Notes to Financial Statements...............................    F-8
UNAUDITED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2002
  AND 2001 AND FOR EACH OF THE SIX-MONTH PERIODS ENDED MARCH
  31, 2002 AND 2001
Balance Sheets..............................................   F-33
Statements of Income........................................   F-34
Statements of Comprehensive Income (Loss)...................   F-35
Statements of Changes in Stockholders' Equity...............   F-36
Statements of Cash Flows....................................   F-37
Notes to Financial Statements...............................   F-38

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Board of Directors
Western United Life Assurance Company

We have audited the accompanying balance sheets of Western United Life Assurance Company as of September 30, 2001 and 2000, and the related statements of income, comprehensive income (loss), changes in stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Western United Life Assurance Company at September 30, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States.

                                                  /s/ Ernst & Young LLP

Seattle, Washington
December 14, 2001,
except for Note 1, as to which the date is March 13, 2002

                     WESTERN UNITED LIFE ASSURANCE COMPANY

                                 BALANCE SHEETS

                     SEPTEMBER 30, 2001 AND 2000 (RESTATED)

                                                                       SEPTEMBER 30,
                                                              -------------------------------
                                                                   2001             2000
                                                              --------------   --------------
ASSETS:
  Investments:
    Trading securities, at fair value ($47,436,606 and
     $59,969,013 at cost or amortized cost).................  $   48,818,530   $   60,428,720
    Available-for-sale securities, at fair value
     ($271,473,835 and $179,222,590 at cost or amortized
     cost)..................................................     267,833,620      165,593,464
    Held-to-maturity securities, at amortized cost ($0 and
     $58,921,409 at fair value).............................               0       58,522,805
    Real estate contracts and mortgage notes receivable, at
     net realizable value, net of discounts and contract
     origination fees of $16,216,404 and $4,904,979 and net
     of allowances of $8,078,416 and $5,380,212.............     382,179,446      324,696,020
    Real estate held for sale and development, at the lower
     of cost or market, net of allowances of $2,448,670 and
     $1,442,424.............................................      39,121,577       31,872,662
    Other receivable investments, net of discounts and
     origination fees of $71,691,611 and $77,768,801 and net
     of allowances of $1,088,347 and $894,889...............     148,763,735      153,164,134
    Policy loans............................................      19,381,119       19,155,825
                                                              --------------   --------------
         Total investments..................................     906,098,027      813,433,630
                                                              --------------   --------------
  Cash and cash equivalents.................................      53,286,888          390,242
  Accrued interest on investments...........................       9,254,198        7,208,642
  Reinsurance receivable....................................     109,608,025      111,378,331
  Deferred acquisition costs................................      56,356,646       55,059,377
  Due from affiliate........................................               0        8,632,718
  Indebtedness of related parties...........................      19,879,627       20,533,429
  Land, buildings and equipment, net........................       4,609,295        3,641,164
  Current income taxes receivable...........................       3,540,607        9,752,449
  Other assets..............................................      14,024,375       14,994,893
                                                              --------------   --------------
         Total other assets.................................     270,559,661      231,591,245
                                                              --------------   --------------
         Total assets.......................................  $1,176,657,688   $1,045,024,875
                                                              ==============   ==============
LIABILITIES:
  Reserves, payables, and accrued liabilities:
    Life insurance and annuity reserves.....................  $  970,094,228   $  885,250,927
    Policyholder funds on deposit...........................       1,121,949        1,259,194
    Accounts payable and accrued expenses...................      27,207,203        6,080,389
    Due to affiliate........................................       2,092,651                0
                                                              --------------   --------------
         Total reserves, payables and accrued liabilities...   1,000,516,031      892,590,510
                                                              --------------   --------------
    Debt payable, including accrued interest................      23,254,909       24,982,842
    Deferred income taxes, net..............................      16,847,210       27,922,875
                                                              --------------   --------------
         Total liabilities..................................   1,040,618,150      945,496,227
                                                              --------------   --------------
Commitments and contingencies
STOCKHOLDERS' EQUITY:
  Preferred stock, $10 par value, 5,000,000 shares
    authorized with 3,960,000 and 3,460,000 shares issued
    and outstanding (liquidation preference $39,600,000 and
    $34,600,000)............................................      39,600,000       34,600,000
  Common stock, Class A, $1 par, 5,000,000 shares authorized with 2,981,745 and 2,500,000 shares issued and
    outstanding.............................................       2,981,745        2,500,000
  Paid-in and contributed capital...........................      21,932,820        9,855,000
  Accumulated other comprehensive loss......................      (2,344,793)      (8,874,641)
  Retained earnings.........................................      73,869,766       61,448,289
                                                              --------------   --------------
         Total stockholders' equity.........................     136,039,538       99,528,648
                                                              --------------   --------------
         Total liabilities and stockholders' equity.........  $1,176,657,688   $1,045,024,875
                                                              ==============   ==============

    The accompanying notes are an integral part of the financial statements.

                     WESTERN UNITED LIFE ASSURANCE COMPANY

                        STATEMENTS OF INCOME (RESTATED)

             FOR THE YEARS ENDED SEPTEMBER 30, 2001, 2000, AND 1999

                                                               YEAR ENDED SEPTEMBER 30,
                                                        ---------------------------------------
                                                           2001          2000          1999
                                                        -----------   -----------   -----------
REVENUES:
  Premiums and annuity considerations.................  $   604,750   $   948,508   $   699,681
  Net investment income...............................   72,362,198    65,958,630    59,546,108
  Net gains (losses) on investments...................   (5,829,983)       53,831    (2,967,292)
                                                        -----------   -----------   -----------
          Total revenues..............................   67,136,965    66,960,969    57,278,497
                                                        -----------   -----------   -----------
BENEFITS AND EXPENSES:
  Life insurance and annuity benefits.................   46,106,966    44,664,839    43,495,100
  Commissions to agents...............................    8,797,176     5,844,979     3,273,945
  Administrative and other expenses...................    5,580,579     6,470,108     3,934,076
  Capitalization of deferred acquisition costs........   (9,947,269)   (9,063,431)   (5,596,568)
  Amortization of deferred acquisition costs..........    8,650,000    12,300,000    10,700,000
                                                        -----------   -----------   -----------
          Total benefits and expenses.................   59,187,452    60,216,495    55,806,553
                                                        -----------   -----------   -----------
Income before income taxes............................    7,949,513     6,744,474     1,471,944
Income taxes benefit (provision)......................    8,412,214    (2,357,015)   10,683,947
                                                        -----------   -----------   -----------
Net income............................................   16,361,727     4,387,459    12,155,891
Preferred stock dividends.............................   (3,940,250)   (3,015,406)   (1,027,760)
                                                        -----------   -----------   -----------
Net income applicable to common stockholders..........  $12,421,477   $ 1,372,053   $11,128,131
                                                        ===========   ===========   ===========

    The accompanying notes are an integral part of the financial statements.

                     WESTERN UNITED LIFE ASSURANCE COMPANY

              STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (RESTATED)

             FOR THE YEARS ENDED SEPTEMBER 30, 2001, 2000, AND 1999

                                                               YEAR ENDED SEPTEMBER 30,
                                                        ---------------------------------------
                                                           2001          2000          1999
                                                        -----------   -----------   -----------
Net income............................................  $16,361,727   $ 4,387,459   $12,155,891
OTHER COMPREHENSIVE INCOME (LOSS), NET OF INCOME TAX:
  Unrealized gains (losses) on investments:
     Unrealized holding gains (losses) arising during
       period*........................................    7,653,010    (4,080,507)   (3,486,463)
     Less reclassification adjustment for losses
       included in net income**.......................   (1,123,162)     (583,839)      (48,619)
                                                        -----------   -----------   -----------
  Net other comprehensive income (loss)...............    6,529,848    (4,664,346)   (3,535,082)
                                                        -----------   -----------   -----------
Comprehensive income (loss)...........................  $22,891,575   $  (276,887)  $ 8,620,809
                                                        ===========   ===========   ===========

------------------------------

* Net of related tax of $4,097,450, $(2,242,166) and $(1,887,008) in 2001, 2000
  and 1999, respectively.

** Net of related tax of $601,331, $320,777 and $26,318 in 2001, 2000 and 1999,
   respectively.

    The accompanying notes are an integral part of the financial statements.

                     WESTERN UNITED LIFE ASSURANCE COMPANY

            STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (RESTATED)

             FOR THE YEARS ENDED SEPTEMBER 30, 2001, 2000, AND 1999

                                                                          ACCUMULATED
                                                                             OTHER
                                                           PAID-IN AND   COMPREHENSIVE                     TOTAL
                                 PREFERRED      COMMON     CONTRIBUTED      INCOME        RETAINED     STOCKHOLDERS'
                                   STOCK        STOCK        CAPITAL        (LOSS)        EARNINGS        EQUITY
                                -----------   ----------   -----------   -------------   -----------   -------------
BALANCE, OCTOBER 1, 1998......  $        --   $2,500,000   $ 9,855,000    $  (675,213)   $48,948,105   $ 60,627,892
Net income....................                                                            12,155,891     12,155,891
Issuance of preferred stock
  (2,515,000 shares)..........   25,150,000                                                              25,150,000
Net unrealized losses on
  available-for-sale
  securities, net of income
  tax benefit of $1,913,326...                                             (3,535,082)                   (3,535,082)
Cash dividends, preferred
  (variable rate).............                                                            (1,027,760)    (1,027,760)
                                -----------   ----------   -----------    -----------    -----------   ------------
BALANCE, SEPTEMBER 30, 1999...   25,150,000    2,500,000     9,855,000     (4,210,295)    60,076,236     93,370,941
Net income....................                                                             4,387,459      4,387,459
Issuance of preferred stock
  (945,000 shares)............    9,450,000                                                               9,450,000
Net unrealized losses on
  available-for-sale
  securities, net of income
  tax benefit of $2,562,943...                                             (4,664,346)                   (4,664,346)
Cash dividends, preferred
  (variable rate).............                                                            (3,015,406)    (3,015,406)
                                -----------   ----------   -----------    -----------    -----------   ------------
BALANCE, SEPTEMBER 30, 2000...   34,600,000    2,500,000     9,855,000     (8,874,641)    61,448,289     99,528,648
Net income....................                                                            16,361,727     16,361,727
Issuance of preferred stock
  (500,000 shares)............    5,000,000                                                               5,000,000
Issuance of common stock
  (481,745 shares)............                   481,745    12,077,820                                   12,559,565
Net unrealized gains on
  available-for-sale
  securities, net of income
  tax provision of
  $3,496,119..................                                              6,529,848                     6,529,848
Cash dividends, preferred
  (variable rate).............                                                            (3,940,250)    (3,940,250)
                                -----------   ----------   -----------    -----------    -----------   ------------
BALANCE, SEPTEMBER 30, 2001...  $39,600,000   $2,981,745   $21,932,820    $(2,344,793)   $73,869,766   $136,039,538
                                ===========   ==========   ===========    ===========    ===========   ============

    The accompanying notes are an integral part of the financial statements.

                     WESTERN UNITED LIFE ASSURANCE COMPANY

                      STATEMENTS OF CASH FLOWS (RESTATED)

             FOR THE YEARS ENDED SEPTEMBER 30, 2001, 2000, AND 1999

                                                                        YEAR ENDED SEPTEMBER 30,
                                                              ---------------------------------------------
                                                                  2001            2000            1999
                                                              -------------   -------------   -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................  $  16,361,727   $   4,387,459   $  12,155,891
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Proceeds from sales of trading securities...............     43,647,548      33,240,026       5,209,341
    Proceeds from maturities of trading securities..........      6,425,271       1,063,590         284,756
    Acquisition of trading securities.......................    (54,088,221)    (17,796,655)     (4,886,442)
    Earned discounts on receivables.........................    (18,674,479)    (17,523,001)    (19,463,980)
    (Gains) losses on investments and receivables, net......        215,920      (2,521,468)       (369,179)
    Net gains on sales of real estate.......................       (237,312)     (2,733,749)     (1,963,583)
    Provision for losses....................................      5,851,375       5,201,386       5,300,054
    Depreciation and amortization...........................        792,000         842,376         599,809
    Deferred income tax provision (benefit).................    (14,571,784)      2,264,831     (10,683,947)
    Changes in assets and liabilities:
      Deferred acquisition costs, net.......................     (1,297,269)      3,236,569       5,103,432
      Life insurance and annuity reserves...................     47,276,004      43,325,248      42,660,813
      Accrued interest on receivables and investments.......     (3,804,437)     (1,100,931)     (2,445,548)
      Accrued interest on debt..............................         74,123         215,855         112,386
      Other assets..........................................     14,551,287     (10,029,655)      9,741,126
      Accounts payable and accrued expenses.................      1,451,295        (558,520)     (2,879,559)
      Amounts due to/from affiliates........................     10,725,369         755,840     (17,089,334)
                                                              -------------   -------------   -------------
         Net cash provided by operating activities..........     54,698,417      42,269,201      21,386,036
                                                              -------------   -------------   -------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Principal payments on real estate contracts and mortgage
    notes receivable and other receivable investments.......    112,586,504     155,660,923     105,130,460
  Proceeds from sales of real estate contracts and mortgage
    notes receivable and other receivable investments.......     93,129,189     399,572,727     434,376,310
  Acquisition of real estate contracts and mortgage notes
    receivable..............................................   (242,062,586)   (465,274,629)   (504,018,077)
  Acquisition of other receivable investments...............    (11,755,271)    (37,172,277)    (23,349,649)
  Proceeds from sales of real estate........................     13,917,698      22,410,650      24,271,087
  Proceeds from maturities of held-to-maturity securities...              0       7,198,318      16,649,883
  Proceeds from maturities of available-for-sale
    securities..............................................     15,185,841       6,238,689       8,995,716
  Proceeds from sales of available-for-sale securities......    171,480,544      15,436,315       3,861,585
  Purchases of available-for-sale securities................   (194,351,502)    (68,931,378)    (96,645,422)
  Purchases of and costs associated with real estate held
    for sale and development................................     (9,986,539)     (3,300,904)     (5,557,975)
  Other capital expenditures................................     (1,239,172)       (198,611)     (3,582,116)
                                                              -------------   -------------   -------------
         Net cash provided by (used in) investing
           activities.......................................    (53,095,294)     31,639,823     (39,868,198)
                                                              -------------   -------------   -------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Receipts from life and annuity products...................    149,442,699     118,448,928     106,483,194
  Withdrawals of life and annuity products..................   (118,301,729)   (173,791,925)   (114,852,474)
  Ceding of life and annuity products to reinsurers.........      8,059,388      (8,594,515)    (39,396,407)
  Issuance of preferred stock...............................      5,000,000       9,450,000      25,150,000
  Issuance of common stock..................................     12,559,565               0               0
  Redemption of surplus certificates........................              0      (9,450,000)    (21,350,000)
  Increase (decrease) in notes payable......................     (1,500,000)    (19,500,000)     43,000,000
  Increase (decrease) in related party indebtedness.........        653,802       4,483,632      (1,754,025)
  Repayments of other debt payable..........................       (679,952)       (369,832)       (227,793)
  Cash dividends to preferred stockholders..................     (3,940,250)     (3,015,406)     (1,027,760)
                                                              -------------   -------------   -------------
         Net cash provided by (used in) financing
           activities.......................................     51,293,523     (82,339,118)     (3,975,265)
                                                              -------------   -------------   -------------
Net change in cash and cash equivalents.....................     52,896,646      (8,430,094)    (22,457,427)
Cash and cash equivalents:
  Beginning of year.........................................        390,242       8,820,336      31,277,763
                                                              -------------   -------------   -------------
  End of year...............................................  $  53,286,888   $     390,242   $   8,820,336
                                                              =============   =============   =============

See Note 13 for supplemental cash flow information.

    The accompanying notes are an integral part of the financial statements.

                     WESTERN UNITED LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BUSINESS AND ORGANIZATION

     Western United Life Assurance Company ("Western" or the "Company"), a subsidiary substantially owned by Metropolitan Mortgage & Securities Co., Inc. ("Metropolitan"), is engaged in the offering, issuance and sale of annuity and life insurance policies. Western is licensed to sell insurance in sixteen states, but its business is primarily concentrated in the states of Idaho, Montana, Oregon, Texas, Utah and Washington.

     The Company is a 63.3% owned subsidiary of Consumers Insurance Company, which is owned by Consumers Group Holding Company ("CGHC"). Metropolitan is the ultimate parent company and owns 96.5% of CGHC. Metropolitan also has a 36.7% direct ownership in the common stock and 88.6% of the outstanding preferred stock of the Company. Metropolitan owns 88.6% of the outstanding preferred stock of the Company. The remaining 11.4% of the outstanding preferred stock is owned by Consumers Insurance Company. Metropolitan is effectively controlled by C. Paul Sandifur, Jr. through common stock ownership and voting control.

CASH AND CASH EQUIVALENTS

     Cash includes all balances on deposit in banks and financial institutions. The Company considers all highly liquid debt instruments purchased with a remaining maturity of three months or less to be cash equivalents. Substantially all cash and cash equivalents are on deposit with one financial institution and balances often exceed the federal insurance limit. The Company periodically evaluates the credit quality of these banks and financial institutions.

INVESTMENTS

     The Company has classified its investments in fixed maturity and equity securities as "trading," "available-for-sale," or "held-to-maturity." The accounting policies related to these investment classifications are as follows:

     TRADING SECURITIES: Trading securities, consisting primarily of mortgage-and asset-backed securities and equity securities, are recorded at fair value. Realized and unrealized gains and losses on these securities are included in the statements of income.

     AVAILABLE-FOR-SALE SECURITIES: Available-for-sale securities, consisting of government-backed bonds, corporate bonds, mortgage- and asset-backed securities, equity securities and venture capital investments, are carried at fair value. Unrealized gains and losses on these securities are excluded from earnings and presented as accumulated other comprehensive income or loss, net of related deferred income taxes.

     The Company continually monitors its investment portfolio for other than temporary impairment of its securities. When an other than a temporary decline in the value below cost or amortized cost is identified, the investment is reduced to its fair value, which becomes the new cost basis of the investment. The amount of the reduction is reported as a realized loss in the statement of income. Any recovery of value in excess of the investment's new cost basis is recognized as a realized gain only upon sale, maturity or other disposition of the investment. Factors that the Company evaluates in determining the existence of an other than temporary decline in value include the length of time and extent to which fair value has been less than cost; the financial condition and near-term prospects of the issuer; and the intent and ability of the Company to retain its investment for the anticipated period of recovery in fair value.

     The Company holds debt securities generated from securitization transactions. For securities without an established market price, estimated fair value is derived from quoted market prices for securities with similar characteristics and risks, or is estimated based upon expected discounted future cash

                     WESTERN UNITED LIFE ASSURANCE COMPANY

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

     flows. When determining expected future cash flows, the Company considers interest rates, estimated prepayment rates, collateral value and historical default rates experienced by the securities.

     During the third quarter of 2000, the Emerging Issues Task Force ("EITF") released Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets ("EITF 99-20"). This issue paper changed the manner in which the Company determines whether a decline in fair value of certain investments is other than temporary. In accordance with this new methodology, if the fair value of an investment is less than the amortized cost and the present value of the estimated cash flows have decreased since the last estimate was made, then an other than temporary impairment is deemed to have occurred. The implementation of EITF 99-20 on April 1, 2001 did not have a material impact on the Company's financial statements. Financial statements for periods prior to the implementation of EITF 99-20 were not to be restated.

     Restricted equity securities represent the Company's investment in the common stock of the Federal Home Loan Bank of Seattle ("FHLB Seattle"). This stock may only be sold to FHLB Seattle or to another member institution; therefore, it is restricted and is carried at cost. The carrying value of the restricted stock was approximately $2.7 million and $2.9 million at September 30, 2001 and 2000, respectively.

     HELD-TO-MATURITY SECURITIES: Held-to-maturity securities were carried at amortized cost. Premiums and discounts on these securities were amortized on a specific-identification basis using the interest method. As part of the adoption of Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, ("SFAS No. 133"), the Company reclassified approximately $58.5 million of investments, with a fair value of $58.9 million, from held-to-maturity securities to available-for-sale securities.

     Realized gains and losses on investments are calculated on the specific-identification method and are recognized in the statement of income in the period in which the investment is sold.

REAL ESTATE CONTRACTS AND MORTGAGE NOTES RECEIVABLE

     Real estate contracts and mortgage notes receivable held for investment purposes are carried at amortized cost. Discounts originating at the time of purchase, net of capitalized acquisition costs, are amortized on an individual contract basis using the level yield (interest) method over the remaining contractual terms of the receivables. Origination fees, net of direct origination costs, are deferred and recognized as interest income using the level yield (interest) method over the contractual term of the receivable. Additionally, beginning October 1, 1993 and ending March 31, 1998, the Company entered into an agreement with Metropolitan to purchase real estate contracts and mortgage notes receivables at guaranteed yields that ranged from 8.0% to 9.79%. As part of the agreement, the Company agreed to pay Metropolitan the difference between the guaranteed yield and the yield at which Metropolitan acquired the loan. In exchange, Metropolitan also agreed to pay the Company the guaranteed yield while the property is held for sale. The guarantee is supported by an inter-company reserve balance of approximately $2.7 million and $1.3 million at September 30, 2001 and 2000, respectively.

REAL ESTATE HELD FOR SALE AND DEVELOPMENT

     Real estate held for sale and development is stated at the lower of cost or fair value less estimated costs to sell. The Company principally acquires real estate through acquisition and foreclosure. Cost is determined by the purchase price of the real estate or, for real estate acquired by foreclosure, at the lower of the fair value of the property at the date of foreclosure less estimated selling costs, or carrying value (net unpaid receivable carrying value) at the date of foreclosure.

                     WESTERN UNITED LIFE ASSURANCE COMPANY

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

     Project costs, including interest, associated with the development of real estate are capitalized and included in the cost basis of the real estate. During the years ended September 30, 2001, 2000 and 1999, the Company capitalized project interest cost of $0.6 million, $0.7 million and $0.5 million, respectively.

     Occasionally, real estate properties are rented, with the revenue being included in other income and related costs being charged to expense.

     Profit on sales of real estate is recognized when the buyers' initial and continuing investment is adequate to demonstrate (1) a commitment to fulfill the terms of the transaction, (2) that collectibility of the remaining sales price due is reasonably assured, and (3) the Company maintains no continuing involvement or obligation in relation to the property sold and has transferred all the risks and rewards of ownership to the buyer.

ALLOWANCE FOR LOSSES ON REAL ESTATE CONTRACTS AND MORTGAGE NOTES RECEIVABLE AND REAL ESTATE HELD FOR SALE AND DEVELOPMENT

     The Company establishes allowances for losses on real estate contracts and mortgage notes receivable, including accrued interest, inherent in the portfolio at the balance sheet date based on historical foreclosure and loss experience.

     When a non-commercial originated receivable become 90 days delinquent, the Company establishes an allowance for losses on accrued interest based on historical experience which suggests that 25% of the delinquent accrued interest is eventually realized through payoffs, modifications and reinstatements. As past due payments are received from the borrower, they are applied to principal and interest in accordance with the respective loan agreements. Payments applied to delinquent interest receivable result in a corresponding reduction in the accrued interest allowance for losses. When a commercial originated receivable become 90 days delinquent, the Company reviews the investment to value ratios (principal plus accrued interest and other fees due divided by estimated fair value) to determine if an allowance for loss on accrued interest is required. Commercial loans are generally originated at loan to values ranging from 50-75%. If it is the Company's judgment that the receivable is over-collateralized, a specific allowance for loss on delinquent accrued interest is not established.

     The established allowance for losses on real estate held for sale and development includes amounts for estimated losses as a result of impairment in value of the real property. The Company reviews its real estate properties for impairment in value whenever events or circumstances indicate that the carrying value of the asset may not be recoverable. The carrying value of a repossessed property is determined as of the date of repossession of the property. The carrying value is based on an appraisal by a licensed independent appraiser either at the time the Receivable was purchased or at the time the property was repossessed. If expected future undiscounted cash flows from the use of the asset or the estimated fair value, less selling costs, from the disposition of the asset is less than its carrying value, an impairment loss is recognized. As a result of changes in the real estate markets in which these assets are located, it is reasonably possible that the carrying values could be reduced in the near term.

     The Company reports changes in valuation allowances and impairment losses as part of net realized gains (losses) on investments.

OTHER RECEIVABLE INVESTMENTS

     Other receivable investments (primarily lottery prizes, annuities and structured settlements) are carried at the lower of amortized cost or net realizable value. Discounts originating at the time of purchase, net of capitalized acquisition costs, are amortized using the level yield (interest) method on an individual receivable basis over the remaining contractual term of the receivable.

                     WESTERN UNITED LIFE ASSURANCE COMPANY

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

DEFERRED ACQUISITION COSTS

     Deferred acquisition costs, consisting of commissions to agents and other insurance underwriting and annuity policy costs, are deferred. Costs for annuity contracts and life insurance policies are amortized over the lives of the contracts or policies in proportion to the present value of estimated future gross profits. To the extent actual experience differs from assumptions, and to the extent estimates of future gross profits require revision, the unamortized balance of deferred acquisition costs is adjusted accordingly; such adjustments would be included in current operations. During the year ended September 30, 2001, the Company revised its gross profits estimate, which resulted in an increase of approximately $4.3 million in deferred acquisition costs with a corresponding decrease in the amortization of deferred acquisition costs. There were no significant adjustments to the gross profit estimates in 2000 or 1999.

     The amortization of deferred acquisition costs, which is based on the estimated gross profits of the underlying life and annuity products using current effective interest rates, could be changed significantly in the near term due to changes in the interest rate environment. As a result, the recoverability of these costs may be adversely affected in the near term.

LAND, BUILDINGS AND EQUIPMENT

     Land, buildings and equipment are stated at depreciated cost. Buildings, improvements, furniture and equipment are depreciated using both straight-line and accelerated methods over their estimated useful lives which, for buildings and improvements, range from 5 to 40 years, and for furniture and equipment, range from 3 to 10 years. Repairs, maintenance and minor renewals are expensed as incurred. Upon sale or retirement, the costs and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in operations. Depreciation expense for the years ended September 30, 2001, 2000 and 1999 was approximately $0.5 million, $0.5 million and $0.3 million, respectively.

COMPUTER SOFTWARE COSTS

     The Company capitalizes direct costs of enhancements to computer software operating systems acquired and modified for internal use to the extent that the functionality of the software is improved. Total capitalized enhancement costs net of related amortization were approximately $0.5 million and $0.8 million at September 30, 2001 and 2000, respectively. These costs are being amortized over 3- and 10-year periods, depending on the estimated useful life of the enhancement, using the straight-line method. Due to technological advancements, it is reasonably possible that the remaining estimated useful lives could change in the near term.

POLICY LOANS

     Policy loans are carried at the unpaid principal balance of the loans, and represent borrowings against the cash surrender value of in force life insurance policies and annuity contracts. Policy loans bear interest at rates ranging from 6.00% to 8.00%. Life insurance policy loans may remain outstanding until the policy is surrendered. Annuity policy loans are generally due over terms ranging from five to fifteen years.

LIFE INSURANCE AND ANNUITY RESERVES

     Premiums for universal life insurance contracts and annuities are reported as life insurance and annuity reserves under the deposit method. Reserves for universal life insurance and annuities are equal to the sum of the account balances including credited interest and deferred service charges. Based on past experience, consideration is given in actuarial calculations to the number of policyholder and annuitant deaths that might be expected, policy lapses, surrenders and terminations. As a result of changes in the factors considered in the actuarial calculations, it is reasonably possible that the reserves for insurance and annuities could change in the near term.

                     WESTERN UNITED LIFE ASSURANCE COMPANY

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

RECOGNITION OF LIFE INSURANCE AND ANNUITY REVENUES

     Revenues from universal life contracts consist of amounts assessed during the period against policyholders' account balances, primarily for mortality expenses, policy administration charges and surrender charges. Revenues related to annuity contracts are recognized over the estimated policy term. Annuity revenues consist of the charges assessed against the annuity account balance for services and surrender charges. Charges for future services are assessed; however, the related revenue is deferred and recognized in income over the period benefited using the same assumptions as are used to amortize deferred policy acquisition costs.

GUARANTY FUND ASSESSMENTS

     The Company is subject to insurance guaranty laws in the states in which it writes premiums. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants of insolvent life insurance companies. A portion of these assessments can be offset against the payment of future premium taxes. However, future changes in state laws could decrease the amount available for offset. At September 30, 2001, the Company accrued an estimated liability of approximately $2.1 million for guaranty fund assessments for known or anticipated insolvencies. As a result of future insolvencies or changes in the assessment of known insolvencies, the guaranty fund liability could change in the near term.

INCOME TAXES

     The Company accounts for income taxes using the liability method, which requires that deferred tax assets and liabilities be determined based on the expected future income tax consequences of events that have been recognized in the financial statements. Deferred tax assets and liabilities are recognized based on the temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse.

     The Company is included in a consolidated federal income tax return with certain of its affiliates. The consolidating companies have executed a tax allocation agreement. Under the agreement, the Companies' income tax provisions are computed on a separate return basis and consolidated affiliates receive a reimbursement to the extent that their losses and other credits result in a reduction of the consolidated tax liability.

HEDGING ACTIVITIES

     The Company is authorized by its Board of Directors to use financial futures instruments for the purpose of hedging interest rate risk relative to the securities portfolio, potential trading situations and in anticipation of sales of real estate contracts and other receivable investments. Futures transactions are intended to reduce the risk associated with price movements for a balance sheet asset. Securities may be sold "short" (the sale of securities that are not currently in the portfolio and therefore must be purchased to close out the sale agreement) as another means of hedging interest rate risk to benefit from an anticipated movement in the financial markets. At September 30, 2001 and September 30, 2000, the Company had no open hedging positions.

     In June 1998, SFAS No. 133 was issued. SFAS No. 133 established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. The Statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In June 1999 and 2000, Statement of Financial Accounting Standards No. 137, Accounting for Derivative Instruments and Hedging Activities -- Deferral of Effective Date of SFAS 133 ("SFAS No. 137"), and Statement of Financial Accounting Standards No. 138, Accounting for

                     WESTERN UNITED LIFE ASSURANCE COMPANY

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS 133 ("SFAS No. 138"), were issued. SFAS No. 137 amends SFAS No. 133 to become effective for all quarters of fiscal years beginning after June 15, 2000. The Company implemented SFAS No. 133, as amended, on October 1, 2000.

INTEREST RATE RISK

     The Company is subject to interest rate risk because most of its assets and liabilities are financial in nature. During the year ending September 30, 2002, approximately $15.0 million more of the Company's financial liabilities (primarily annuities) are expected to reprice than the Company's financial assets (primarily cash and cash equivalents, receivables and fixed income investments). In a declining interest rate environment, this factor will tend to increase earnings as liabilities will generally be repriced at lower rates of interest while financial assets maintain their existing rates of interest. Conversely, in a rising interest rate environment, this factor will tend to decrease earnings.

     Of the life insurance and annuity contracts scheduled to reprice or mature, approximately 31% are subject to surrender charges. These contracts have surrender charges that apply for as long as nine years, but with decreasing amounts during such term. At the option of the Company, these contracts are subject to annual repricing. In periods of declining interest rates, this feature is beneficial as it allows the Company to reprice its liabilities at lower market rates of interest. Depending on the remaining surrender charges, the Company has the option to extend any interest rate increase over a two to three year period, thereby making it not generally economical for an annuitant to pay the surrender charge in order to receive payment in lieu of accepting a rate of interest that is lower than current market rates of interest. As a result, the Company may respond more slowly to increases in market interest rate levels, thereby diminishing the impact of the current mismatch in the interest sensitivity ratio.

     The Company utilizes static gap analysis at the end of each quarter to measure the amount of interest rate risk embedded in the balance sheet as of a point in time. It does this by comparing the differences in the repricing characteristics of interest-earning assets and interest-bearing liabilities. A gap is defined as the difference between the principal amount of interest-earning assets and interest-bearing liabilities that reprice within a specified time period. This gap provides a general indication of the sensitivity of the Company's net interest income to interest rate changes. Consequently, if more assets than liabilities reprice or mature in a given period, resulting in an asset sensitive position or positive gap, increases in market interest rates will generally benefit net interest income because earning asset rates will reflect the changes more quickly. Alternatively, where interest-bearing liabilities reprice more quickly than interest-earning assets, resulting in a liability sensitive position or negative gap, increases in market interest rates will generally have an adverse impact on net interest income.

ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

RESTATEMENT OF FINANCIAL STATEMENTS

     In March 2002, the Company determined that its September 30, 2001 allowances for losses on its real estate contracts and mortgage notes receivable, as previously reported, were understated by approximately $2.0 million. The understatement resulted from the misapplication of the provisions of the guarantee from Metropolitan for losses on certain of the Company's real estate contracts and mortgage notes receivable

                     WESTERN UNITED LIFE ASSURANCE COMPANY

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

and real estate held for sale (see Note 3). As a result of the restatement, the Company's net deferred income tax liability was also overstated by approximately $0.7 million. Accordingly, the September 30, 2001 financial statements have been restated to include the following adjustments:

                                                   AS PREVIOUSLY
                                                      REPORTED      ADJUSTMENT     AS RESTATED
                                                   --------------   -----------   --------------
BALANCE SHEET:
Real estate contracts and mortgage notes
  receivable, at net realizable value:...........  $  383,586,038   $(1,406,592)  $  382,179,446
Real estate held for sale and development, at the
  lower of cost or market, net of allowances.....      39,732,300      (610,723)      39,121,577
Total investments................................     908,115,342    (2,017,315)     906,098,027
Total assets.....................................   1,178,675,003    (2,017,315)   1,176,657,688
Deferred income taxes, net.......................      17,553,270      (706,060)      16,847,210
Total liabilities................................   1,041,324,210      (706,060)   1,040,618,150
Retained earnings................................      75,181,021    (1,311,255)      73,869,766
Total stockholders' equity.......................     137,350,793    (1,311,255)     136,039,538
Total liabilities and stockholders' equity.......   1,178,675,003    (2,017,315)   1,176,657,688
INCOME STATEMENT:
Net losses on investments........................  $   (3,812,668)  $(2,017,315)  $   (5,829,983)
Total revenues...................................      69,154,280    (2,017,315)      67,136,965
Income before income taxes.......................       9,966,828    (2,017,315)       7,949,513
Income tax benefit...............................       7,706,154       706,060        8,412,214
Net income.......................................      17,672,982    (1,311,255)      16,361,727
Net income applicable to common stockholders.....      13,732,732    (1,311,255)      12,421,477
STATEMENT OF COMPREHENSIVE INCOME:
Net income.......................................  $   17,672,982   $(1,311,255)  $   16,361,727
Comprehensive income.............................      24,202,830    (1,311,255)      22,891,575
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY:
Net income.......................................  $   17,672,982   $(1,311,255)  $   16,361,727
Retained earnings at September 30, 2001..........      75,181,021    (1,311,255)      73,869,766
Total stockholders' equity at September 30,
  2001...........................................     137,350,793    (1,311,255)     136,039,538
STATEMENT OF CASH FLOW:
Net income.......................................  $   17,672,982   $(1,311,255)  $   16,361,727
Provision for losses.............................       3,834,060     2,017,315        5,851,375
Deferred income tax benefit......................     (13,865,724)     (706,060)     (14,571,784)

Related amounts included in Notes 3, 4, 6, 10, and 12 have been restated to reflect the above adjustments.

OTHER RECENT ACCOUNTING PRONOUNCEMENTS

     In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101 ("SAB 101"), Revenue Recognition in Financial Statements. SAB 101 summarizes certain of the SEC's views on applying GAAP to revenue recognition in financial statements. The implementation of SAB 101 on July 1, 2001 did not have a material impact on the Company's financial statements.

     In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, Business Combinations. The Statement discontinues the use of the pooling of interests method of accounting for business combinations. The Statement is effective for all business combinations after June 30, 2001. The

                     WESTERN UNITED LIFE ASSURANCE COMPANY

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

Company has completed an evaluation of the effects of this Statement and does not believe it will have a material impact on the Company's financial statements.

     In July 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets. The Statement will require discontinuing the amortization of goodwill and other intangible assets with indefinite useful lives. Instead, these assets will be tested periodically for impairment and written down to their fair market values as necessary. This Statement is effective for fiscal years beginning after December 15, 2001. The Company has completed an evaluation of the effects of this Statement and does not believe it will have a material impact on the Company's financial statements.

     In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which is effective for fiscal years beginning after December 15, 2001. SFAS No. 144 addresses accounting and reporting of long-lived assets, except goodwill, that are either held and used or disposed of through sale or other means. The Company is currently evaluating the impact of this Statement on the Company's financial statements.

RECLASSIFICATION

     Certain prior year amounts have been reclassified to conform to the current year presentation.

2.  INVESTMENTS:

     A summary of the cost or amortized cost and estimated fair value of investments at September 30, 2001 and 2000 is as follows:

                                                                     2001
                                          ----------------------------------------------------------
                                                             GROSS         GROSS
                                             COST OR       UNREALIZED   UNREALIZED    ESTIMATED FAIR
                                          AMORTIZED COST     GAINS        LOSSES          VALUE
                                          --------------   ----------   -----------   --------------
TRADING
Mortgage- and asset-backed securities...   $ 38,105,105    $2,502,149   $(2,006,544)   $ 38,600,710
Equity securities.......................      9,331,501       886,319            --      10,217,820
                                           ------------    ----------   -----------    ------------
Totals..................................   $ 47,436,606    $3,388,468   $(2,006,544)   $ 48,818,530
                                           ============    ==========   ===========    ============
AVAILABLE-FOR-SALE
Government-backed bonds.................   $ 14,862,862    $  249,853   $        --    $ 15,112,715
Corporate bonds.........................     32,266,114     1,047,491      (953,550)     32,360,055
Mortgage- and asset-backed securities...    205,958,335     3,584,377    (3,747,232)    205,795,480
                                           ------------    ----------   -----------    ------------
Total fixed maturities..................    253,087,311     4,881,721    (4,700,782)    253,268,250
Equity securities.......................     13,886,525       149,959    (3,361,185)     10,675,299
Venture Capital/Limited Partnership.....      4,499,999            --      (609,928)      3,890,071
                                           ------------    ----------   -----------    ------------
Totals..................................   $271,473,835    $5,031,680   $(8,671,895)   $267,833,620
                                           ============    ==========   ===========    ============

                     WESTERN UNITED LIFE ASSURANCE COMPANY

2.  INVESTMENTS: (CONTINUED)


                                                                    2000
                                         -----------------------------------------------------------
                                                            GROSS         GROSS
                                            COST OR       UNREALIZED    UNREALIZED    ESTIMATED FAIR
                                         AMORTIZED COST     GAINS         LOSSES          VALUE
                                         --------------   ----------   ------------   --------------
TRADING
Mortgage- and asset-backed
  securities...........................   $ 49,225,062    $  668,311   $ (2,556,810)   $ 47,336,563
Equity securities......................     10,743,951     2,381,006        (32,800)     13,092,157
                                          ------------    ----------   ------------    ------------
Totals.................................   $ 59,969,013    $3,049,317   $ (2,589,610)   $ 60,428,720
                                          ============    ==========   ============    ============
AVAILABLE-FOR-SALE
Government-backed bonds................   $  1,015,876    $    4,102   $         --    $  1,019,978
Corporate bonds........................     27,216,977       306,897       (729,509)     26,794,365
Mortgage- and asset-backed
  securities...........................    147,946,072       868,398    (14,229,513)    134,584,957
                                          ------------    ----------   ------------    ------------
Total fixed maturities.................    176,178,925     1,179,397    (14,959,022)    162,399,300
Equity securities......................      3,043,665       207,550        (57,051)      3,194,164
                                          ------------    ----------   ------------    ------------
Totals.................................   $179,222,590    $1,386,947   $(15,016,073)   $165,593,464
                                          ============    ==========   ============    ============
HELD-TO-MATURITY
Government-backed bonds................   $ 46,037,196    $  369,346   $   (634,974)   $ 45,771,568
Corporate bonds........................        999,624             0        (23,024)        976,600
Mortgage- and asset backed
  securities...........................     11,485,985       807,015       (119,759)     12,173,241
                                          ------------    ----------   ------------    ------------
Totals.................................   $ 58,522,805    $1,176,361   $   (777,757)   $ 58,921,409
                                          ============    ==========   ============    ============

     The principal amount of mortgage- and asset-backed securities with required principal or interest payments being in arrears for more than three months was approximately $3.2 million at September 30, 2001.

     Proceeds from sales of available-for-sale securities during the years ended September 30, 2001, 2000 and 1999 were approximately $179.3 million, $15.4 million and $3.9 million, respectively, which resulted in gross realized gains of approximately $6.4 million, $1.1 million and $0.1 million and gross realized losses of approximately $4.0 million, $0.2 million and $0 during each respective year. There were no sales of held-to-maturity securities during 2001, 2000 or 1999.

     During the years ended September 30, 2001 and 2000, the Company determined that certain "available-for-sale" securities had other than temporary impairments in value. Accordingly, the carrying value of the securities were decreased by approximately $4.4 million and $1.1 million, respectively, through a charge to operations.

     The net change, adjusted for applicable tax effects, in unrealized gains (losses) on trading fixed securities were approximately $1.5 million, $(1.2) million, and $(1.5) million during the years ended September 30, 2001, 2000 and 1999, respectively. The net change, adjusted for applicable tax effects, in unrealized gains (losses) on trading equity securities was approximately $(1.0) million and $1.5 million during the year ended September 30, 2001 and 2000, respectively. There were no trading equity securities in 1999.

                     WESTERN UNITED LIFE ASSURANCE COMPANY

2.  INVESTMENTS: (CONTINUED)

     The carrying value of the following individual investments (excluding U.S. government bonds) held by the Company were in excess of ten percent of stockholders' equity at September 30, 2001 and 2000:

ISSUER                                                          2001          2000
------                                                       -----------   -----------
Mortgage- and asset-backed securities:
  Metropolitan Asset Funding, Inc. ........................  $36,934,028   $34,174,114
  Metropolitan Trust I.....................................   17,478,934    17,964,753
  Metropolitan Mortgage Funding, Inc. .....................           --    16,058,725
  GreenTree Home Improvement...............................           --    24,529,545
  Conti Mortgage Home Equity...............................           --    14,877,164
  Conseco Finance..........................................           --    13,640,388

     The amortized cost and estimated fair value of fixed maturities available-for-sale securities at September 30, 2001, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because certain issuers have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                             ESTIMATED
                                                           AMORTIZED COST    FAIR VALUE
                                                           --------------   ------------
AVAILABLE-FOR-SALE DEBT SECURITIES:
Due in one year or less..................................   $  2,022,043    $  2,058,180
Due after one year through five years....................     19,442,576      20,053,348
Due after five years and through ten years...............     17,704,885      17,231,860
Due after ten years......................................      7,959,472       8,129,382
                                                            ------------    ------------
  Total non mortgage and asset-backed securities.........     47,128,976      47,472,770
Mortgage- and asset-backed bonds.........................    205,958,335     205,795,480
                                                            ------------    ------------
                                                            $253,087,311    $253,268,250
                                                            ============    ============

3.  REAL ESTATE CONTRACTS AND MORTGAGE NOTES RECEIVABLE:

     The following is a reconciliation of the face value of real estate contracts and mortgage notes receivable to the Company's carrying value at September 30, 2001 and 2000:

                                                               2001           2000
                                                           ------------   ------------
                                                            (RESTATED)
Face value of residential and other receivables..........  $283,214,737   $330,264,228
Face value of commercial loans...........................   140,297,542      6,475,520
Undisbursed portion of commercial loans..................   (17,038,013)    (1,758,537)
Unrealized discounts, net of unamortized acquisition
  costs..................................................   (16,216,404)    (4,904,979)
Less allowance for losses................................    (8,078,416)    (5,380,212)
                                                           ------------   ------------
Carrying value...........................................  $382,179,446   $324,696,020
                                                           ============   ============

     The originated receivables are collateralized primarily by first position liens and result from loans made by the Company, some of which were made to facilitate the sale of its repossessed property.

     At September 30, 2001, the Company held first position liens associated with real estate contracts and mortgage notes receivable with a face value of approximately $404.2 million (99% of its total portfolio) and junior liens of approximately $2.2 million (1% of its total portfolio).

     Real estate contracts and mortgage notes receivable include mortgages collateralized by property located throughout the United States. The Company's real estate contracts and mortgage notes receivable

                     WESTERN UNITED LIFE ASSURANCE COMPANY

3.  REAL ESTATE CONTRACTS AND MORTGAGE NOTES RECEIVABLE: (CONTINUED)

at September 30, 2001 and 2000 are collateralized by property concentrated in the following geographic areas:

                                                                        2001
                                                              ------------------------
                                                              RESIDENTIAL   ORIGINATED
                                                               AND OTHER    COMMERCIAL
                                                              -----------   ----------
Pacific Northwest (Washington, Oregon, Idaho, Alaska and
  Montana)..................................................       34%           0%
Pacific Southwest (California, Arizona and Nevada)..........       25           48
Southwest (Texas and New Mexico)............................       13           13
Southeast (Florida, North Carolina, Georgia and South
  Carolina).................................................        9           23
North Atlantic (New York, New Jersey, Maryland,
  Pennsylvania, and Connecticut)............................        6            0
Other.......................................................       13           16
                                                                  ---          ---
                                                                  100%         100%
                                                                  ===          ===

                                                                        2000
                                                              ------------------------
                                                              RESIDENTIAL   ORIGINATED
                                                               AND OTHER    COMMERCIAL
                                                              -----------   ----------
Pacific Northwest (Washington, Oregon, Idaho, Alaska and
  Montana)..................................................       33%           0%
Pacific Southwest (California, Arizona and Nevada)..........       27            0
Southwest (Texas and New Mexico)............................       11            0
Southeast (Florida, North Carolina, Georgia and South
  Carolina).................................................        9          100
North Atlantic (New York, New Jersey, Maryland,
  Pennsylvania, and Connecticut)............................        6            0
Other.......................................................       14            0
                                                                  ---          ---
                                                                  100%         100%
                                                                  ===          ===

     The value of real estate properties in these geographic regions will be affected by changes in the economic environment of that region. It is reasonably possible that these values could change in the near term, which would affect the Company's estimate of its allowance for losses associated with these receivables.

     The face value of the real estate contracts and mortgage notes receivable are grouped by the following dollar ranges:

                                                               2001           2000
                                                           ------------   ------------
RESIDENTIAL AND OTHER
  Under $50,000..........................................  $ 92,313,733   $ 99,679,221
  $50,000 to $100,000....................................    73,685,821     83,671,449
  Greater than $100,000..................................   117,215,183    146,913,558
                                                           ------------   ------------
                                                           $283,214,737   $330,264,228
                                                           ============   ============
COMMERCIAL
  Under $5,000,000.......................................  $    262,384   $  4,716,983
  $5,000,000 to $10,000,000..............................   102,997,145             --
  Greater than $10,000,000...............................    20,000,000             --
                                                           ------------   ------------
                                                           $123,259,529   $  4,716,983
                                                           ============   ============

                     WESTERN UNITED LIFE ASSURANCE COMPANY

3.  REAL ESTATE CONTRACTS AND MORTGAGE NOTES RECEIVABLE: (CONTINUED)

     Beginning October 1, 1993 and ending March 31, 1998, Western entered into an agreement with Metropolitan to purchase real estate contracts and mortgage notes receivables at guaranteed yields that ranged from 8.0% to 9.7%. As part of the agreement, Western agreed to pay Metropolitan the difference between the guaranteed yield and the yield at which Metropolitan acquired the loan. In exchange, Metropolitan agreed to reimburse Western for any losses incurred on the loans. Additionally, in the event of foreclosure, Metropolitan agreed to pay Western the guaranteed yield while the property is held for sale. The guarantee is supported by an intercompany reserve balance of approximately $2.7 million and $1.4 million at September 30, 2001 and 2000, respectively. During the three years ended September 30, 2001, 2000 and 1999, Metropolitan reimbursed Western $2.9 million, $3.9 million and $5.2 million for losses incurred. Additionally, during the three years ended September 30, 2001, 2000 and 1999, Metropolitan paid Western approximately $0.4 million, $0.8 million and $1.1 million for guaranteed interest on foreclosed properties held for sale.

     Non-guaranteed contractual interest rates on the face value of the Company's real estate contracts and mortgage notes receivable as of September 30, 2001 and 2000 are as follows:

                                              2001                            2000
                                 ------------------------------   ----------------------------
                                 RESIDENTIAL AND    ORIGINATED    RESIDENTIAL AND   ORIGINATED
                                      OTHER         COMMERCIAL         OTHER        COMMERCIAL
                                 ---------------   ------------   ---------------   ----------
Less than 8.00%................   $ 36,355,949     $         --    $ 44,550,346     $       --
8.00% to 9.99%.................    102,264,110               --     107,200,817             --
10.00% to 11.99%...............     74,164,650               --      91,814,551             --
12.00% to 13.99%...............     29,336,815       79,053,934      31,577,084      4,716,983
14% or higher..................      3,477,313       44,205,595       2,362,132             --
                                  ------------     ------------    ------------     ----------
                                  $245,598,837     $123,259,529    $277,504,930     $4,716,983
                                  ============     ============    ============     ==========
Weighted average interest
  rate.........................            9.4%            13.3%           10.3%          13.0%
Weighted average yield.........           11.9%            14.3%           11.8%          19.9%
Delinquent contracts...........   $ 24,658,860     $  5,742,560    $ 19,656,652     $        0

     The following is a summary of the changes in the allowance for losses on real estate contracts and mortgage notes receivable for the years ended September 30, 2001, 2000 and 1999:

                                                             SEPTEMBER 30,
                                                ---------------------------------------
                                                   2001          2000          1999
                                                -----------   -----------   -----------
                                                 RESTATED
Beginning balance.............................  $ 5,380,212   $ 3,037,582   $ 2,347,734
Provisions....................................    3,959,658     3,897,929     2,373,106
Charge-offs...................................   (1,261,454)   (1,555,299)   (1,683,258)
                                                -----------   -----------   -----------
Ending Balance................................  $ 8,078,416   $ 5,380,212   $ 3,037,582
                                                ===========   ===========   ===========

     The Company establishes allowances for losses on real estate contracts and mortgage notes receivable, including accrued interest, inherent in the portfolio at the balance sheet date based on historical foreclosure and loss experience. The non-commercial originated loan portfolio is made up of a large group of smaller-balance homogeneous loans that are collectively evaluated for impairment, while originated commercial loans are individually monitored for impairment.

     The increase in the allowance for losses from 1999 to 2001 was primarily due to the Company's adjustment of loss reserve assumptions in 2000 based on historical experience, and the changing mix between guaranteed and non-guaranteed receivables as the result of real estate contracts and mortgage notes receivable acquired after the guarantee period.

                     WESTERN UNITED LIFE ASSURANCE COMPANY

3.  REAL ESTATE CONTRACTS AND MORTGAGE NOTES RECEIVABLE: (CONTINUED)

     Guaranteed contractual interest rates on the face value of the Company's real estate contracts and mortgage notes receivable as of September 30, 2001 and 2000 are as follows:

                                                                2001          2000
                                                             -----------   -----------
7.90% to 8.00%.............................................  $        --   $    95,972
8.00% to 8.99%.............................................   30,026,951    42,622,831
9.00% to 9.75%.............................................    7,588,949    10,040,495
                                                             -----------   -----------
                                                             $37,615,900   $52,759,298
                                                             ===========   ===========

     Less than 3% of all real estate contracts and mortgage notes receivables are subject to variable interest rates. Maturity dates range from 2001 to 2031.

     The principal amount of non-guaranteed receivables with required principal or interest payments being in arrears for more than three months was approximately $28.0 million and $14.6 million at September 30, 2001 and 2000, respectively.

     The principal amount of non-guaranteed receivables with required principal or interest payments being in arrears for more than twelve months was approximately $4.7 million and $3.6 million at September 30, 2001 and 2000, respectively.

     Sales of receivables with proceeds of approximately $0.8 million, $27.1 million and $19.1 million were sold without recourse to various financial institutions resulting in gains/(losses) of approximately $(30,000), $(0.7) million and $50,000 in fiscal year 2001, 2000 and 1999, respectively.

     Additionally, the Company entered into securitization transactions during the fiscal years ended September 30, 2000 and 1999 and completed a securitization prefunding during the fiscal year ended September 30, 2001. The Company participated in these securitization transactions with Metropolitan and certain affiliates. These receivables were structured in classes by credit rating and transferred to a trust, which sold mortgage-backed securities to third parties. These securitizations were recorded as sales of receivables and gains, net of transaction expenses, were recognized in the statements of income as each class is sold.

     During the fiscal years ended September 30, 2001, 2000 and 1999, proceeds from securitization transactions were approximately $45.7 million, $143.1 million and $140.0 million, respectively, and resulted in gains of approximately $0.4 million, $3.9 million and $6.6 million, respectively. Of the receivables securitized, the Company has retained an investment in certain subordinate classes of the securities having an estimated fair value of approximately $65.9 million and $80.4 million at September 30, 2001 and 2000, respectively.

     Aggregate amounts of contractual maturities of receivables at their face value are as follows:

FISCAL
YEAR ENDING                                  RESIDENTIAL AND    ORIGINATED
SEPTEMBER 30,                                     OTHER         COMMERCIAL       TOTAL
-------------                                ---------------   ------------   ------------
2002.......................................   $ 12,695,470     $ 35,336,935   $ 48,032,405
2003.......................................     16,039,760       51,923,290     67,963,050
2004.......................................     18,661,512        9,227,000     27,888,512
2005.......................................     14,675,104               --     14,675,104
2006.......................................     11,940,967       20,000,000     31,940,967
Thereafter.................................    209,201,924        6,772,304    215,974,228
                                              ------------     ------------   ------------
                                              $283,214,737     $123,259,529   $406,474,266
                                              ============     ============   ============

                     WESTERN UNITED LIFE ASSURANCE COMPANY

3.  REAL ESTATE CONTRACTS AND MORTGAGE NOTES RECEIVABLE: (CONTINUED)

     Actual maturities of receivables will likely differ from contractual maturities due to prepayments and defaults.

4.  REAL ESTATE HELD FOR SALE AND DEVELOPMENT:

     A detail of the Company's real estate held for sale and development by region as of September 30, 2001 is as follows:

                                             SINGLE-      MULTI-
                                              FAMILY      FAMILY
REGION                           LAND        DWELLING    DWELLING   COMMERCIAL    CONDOMINIUM      TOTAL
------                        -----------   ----------   --------   -----------   -----------   -----------
Pacific Northwest...........  $21,085,782   $2,723,088   $     --   $ 9,546,751    $ 80,790     $33,436,411
Pacific Southwest...........      769,184      274,160    311,340            --          --       1,354,684
Southeast...................      202,891      308,587         --     1,310,830          --       1,822,308
Southwest...................       47,585      946,490         --       278,133          --       1,272,208
North Atlantic..............      159,501      914,934         --       606,376     492,277       2,173,088
Other.......................      709,495      621,832    140,000        40,221          --       1,511,548
                              -----------   ----------   --------   -----------    --------     -----------
Balances before allowances
  at September 30, 2001.....  $22,974,438   $5,789,091   $451,340   $11,782,311    $573,067     $41,570,247
                              ===========   ==========   ========   ===========    ========     ===========
Balances before allowances
  at September 30, 2000.....  $12,035,250   $8,440,520   $285,840   $11,836,280    $717,196     $33,315,086
                              ===========   ==========   ========   ===========    ========     ===========

     At September 30, 2001, the Company had approximately $27.7 million invested in real estate development projects and no commitments for construction associated with these projects.

     The following is a summary of the changes in the allowance for losses on real estate held for sale and development for the years ended September 30, 2001, 2000 and 1999:

                                                     2001         2000         1999
                                                  ----------   ----------   -----------
                                                  (RESTATED)
Beginning balance...............................  $1,442,424   $1,383,575   $   358,810
Provisions......................................   1,676,031      408,568     2,926,948
Charge-offs.....................................    (669,785)    (349,719)   (1,902,183)
                                                  ----------   ----------   -----------
Ending balance..................................  $2,448,670   $1,442,424   $ 1,383,575
                                                  ==========   ==========   ===========

     Loss provisions for real estate held for sale are calculated as the difference between the estimated fair value at the measurement date and the carrying value. At foreclosure, the carrying value of the real estate held for sale is adjusted to the lower of cost or fair value less estimated selling costs. Any subsequent reduction in the carrying value is charged to operations through provision for losses. The increase in the allowance for losses from 1999 to 2001 was primarily due to an increase in the number of non-guaranteed real estate held for sale assets that were acquired through foreclosure on loans acquired after the guarantee period.

5.  OTHER RECEIVABLE INVESTMENTS:

     Other receivable investments include various cash flow investments, primarily annuities and lottery prizes. Annuities are general obligations of the payor, which is generally an insurance company. Lottery prizes are general obligations of the insurance company or other entity making the lottery prize payments. Additionally, when the lottery prizes are from a state-run lottery, the lottery prizes are often backed by the general credit of the respective state.

     These investments normally are non-interest bearing and are purchased at a discount sufficient to meet the Company's investment yield requirements. The weighted average constant yield on these

                     WESTERN UNITED LIFE ASSURANCE COMPANY

5.  OTHER RECEIVABLE INVESTMENTS: (CONTINUED)

receivables at September 30, 2001 and 2000 was approximately 9.20% and 9.44%, respectively. Maturity dates range from 2001 to 2029.

     The following is a reconciliation of the face value of the other receivable investments to the Company's carrying value at September 30, 2001 and 2000:

                                                               2001           2000
                                                           ------------   ------------
Face value of receivables................................  $221,543,693   $231,827,824
Unrealized discounts, net of unamortized acquisition
  costs..................................................   (71,691,611)   (77,768,801)
Allowance for losses.....................................    (1,088,347)      (894,889)
                                                           ------------   ------------
Carrying value...........................................  $148,763,735   $153,164,134
                                                           ============   ============

     The carrying value of other receivable investments that were more than 90 days delinquent as of September 30, 2001 and September 30, 2000 were approximately $2.5 million and $2.0 million, respectively.

     During the years ended September 30, 2001, 2000 and 1999, the Company sold or securitized approximately $3.6 million, $23.9 million and $24.9 million, respectively, of other receivable investments without recourse and recognized gains and (losses) of approximately $0.3 million, ($0.1 million) and $0.6 million, respectively.

     The carrying value of the following other receivable investments, by issuer, were in excess of ten percent of stockholders' equity at September 30, 2001 and 2000:

ISSUER                                                          2001          2000
------                                                       -----------   -----------
WULA Trust Lotteries.......................................  $26,838,747   $38,790,290
California State Agency....................................           --    14,811,771
Arizona State Agency.......................................           --    12,905,621
Colorado State Agency......................................           --    11,157,136

     Aggregate amounts of contractual maturities of other receivable investments to be received at their face values as of September 30, 2001 are as follows:

FISCAL
YEAR ENDING
SEPTEMBER 30,
-------------
2002........................................................   $ 34,487,014
2003........................................................     26,278,364
2004........................................................     25,023,017
2005........................................................     22,990,523
2006........................................................     19,892,712
Thereafter..................................................     92,872,063
                                                               ------------
                                                               $221,543,693
                                                               ============

                     WESTERN UNITED LIFE ASSURANCE COMPANY

5.  OTHER RECEIVABLE INVESTMENTS: (CONTINUED)

     The following is an analysis of the allowance for losses on other receivable investments for the years ended September 30, 2001 and 2000:

                                                                 2001        2000
                                                              ----------   --------
Beginning balance...........................................  $  894,889   $     --
Provisions..................................................     215,686    894,889
Charge-offs.................................................     (22,228)        --
                                                              ----------   --------
Ending balance..............................................  $1,088,347   $894,889
                                                              ==========   ========

     During the year ended September 30, 2000, the Company established an allowance for losses on its investments in annuity and structured settlement cash flows, as the industry has recently focused on state and Federal collection laws and their applicability to delinquent annuity and structured settlement payments.

6.  NET INVESTMENT INCOME AND NET GAINS (LOSSES) ON INVESTMENTS:

     The components of net investment income for the years ended September 30 2001, 2000 and 1999 are as follows:

                                                   2001          2000          1999
                                                -----------   -----------   -----------
Trading securities............................  $ 5,726,076   $ 5,449,701   $ 3,181,194
Available-for-sale securities.................   16,706,592    12,753,095     6,510,264
Held-to-maturity securities...................           --     3,870,043     4,441,837
Real estate contracts and mortgages...........   41,407,090    34,371,438    39,821,835
Real estate held-for-sale and development.....    1,262,139     1,352,282       586,507
Other receivable investments..................   13,959,212    14,089,143    14,069,479
Policy loans..................................    1,148,774     1,094,598     1,038,605
Cash and cash equivalents.....................    2,562,795       824,068     1,501,185
Indebtedness of related parties...............    2,070,086     2,145,418     2,115,266
                                                -----------   -----------   -----------
  Gross investment income.....................   84,842,764    75,949,786    73,266,172
Less investment expenses:
  Salaries, commissions and employee
     benefits.................................    1,556,661     1,226,844     1,049,572
  Other operating and underwriting expenses...    9,754,582     7,147,505     9,978,742
  Interest expense............................    1,169,323     1,616,807     2,691,750
                                                -----------   -----------   -----------
Net investment income.........................  $72,362,198   $65,958,630   $59,546,108
                                                ===========   ===========   ===========

     The components of net gains (losses) on investments for the years ended September 30, 2001, 2000 and 1999 are as follows:

                                                   2001          2000          1999
                                                -----------   -----------   -----------
                                                (RESTATED)
Net gains on sales of real estate.............  $   237,312   $ 2,733,749   $ 1,963,583
Net investment securities losses..............   (1,419,012)     (619,677)   (6,890,995)
Realized gains on sales of receivables........    1,203,092     3,141,145     7,260,174
Provision for losses on real estate loans and
  assets......................................   (5,851,375)   (5,201,386)   (5,300,054)
                                                -----------   -----------   -----------
Net gains (losses) on investments.............  $(5,829,983)  $    53,831   $(2,967,292)
                                                ===========   ===========   ===========

                     WESTERN UNITED LIFE ASSURANCE COMPANY

7.  LAND, BUILDINGS AND EQUIPMENT:

     Land, buildings and equipment and related accumulated depreciation at September 30, 2001 and 2000 consisted of the following:

                                                                2001          2000
                                                             -----------   -----------
Land.......................................................  $ 1,101,366   $   636,794
Buildings and improvements.................................    3,914,079     3,226,628
Furniture and equipment....................................    1,903,573     1,816,424
                                                             -----------   -----------
                                                               6,919,018     5,679,846
Less accumulated depreciation..............................   (2,309,723)   (2,038,682)
                                                             -----------   -----------
                                                             $ 4,609,295   $ 3,641,164
                                                             ===========   ===========

8.  LIFE INSURANCE AND ANNUITY RESERVES:

     Life insurance and annuity reserves are based upon contractual amounts due to the policyholder, including credited interest. Annuity contract interest rates ranged from 3.75% to 9.95%, 4.65% to 10.25% and 4.45% to 9.85% during the fiscal years ended September 30, 2001, 2000 and 1999, respectively. Interest rate assumptions used to compute life insurance reserves ranged from 4.5% to 6.5% during each of the fiscal years ended September 30, 2001, 2000 and 1999.

     The Company has ceded a portion of certain life insurance risks, annuity reserves, and the related premiums to other companies, including Old Standard Life Insurance Company ("OSL"), an affiliate. Such reinsurance permits recovery of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risk reinsured.

     The following is a summary of reinsurance transactions ceded to OSL and other reinsurers for the fiscal years ended September 30, 2001, 2000 and 1999:

                                                                         CEDED TO
                                          DIRECT AMOUNT   CEDED TO OSL    OTHERS     NET AMOUNT
                                          -------------   ------------   --------   ------------
AS OF AND FOR THE YEAR ENDED SEPTEMBER
  30, 2001:
  Life insurance and annuity premiums...  $241,592,209    $    694,544   $361,995   $240,535,670
                                          ============    ============   ========   ============
  Life insurance and annuity benefits...  $211,642,826    $  9,115,927   $635,660   $201,891,239
                                          ============    ============   ========   ============
  Life insurance and annuity reserves...  $971,216,177    $109,459,087   $148,938   $861,608,152
                                          ============    ============   ========   ============
AS OF AND FOR THE YEAR ENDED SEPTEMBER
  30, 2000:
  Life insurance and annuity premiums...  $202,911,484    $ 27,434,956   $316,978   $175,159,550
                                          ============    ============   ========   ============
  Life insurance and annuity benefits...  $258,067,904    $ 18,743,525   $ 37,706   $239,286,673
                                          ============    ============   ========   ============
  Life insurance and annuity reserves...  $886,510,121    $111,217,445   $160,886   $775,131,790
                                          ============    ============   ========   ============
AS OF AND FOR THE YEAR ENDED SEPTEMBER
  30, 1999:
  Life insurance and annuity premiums...  $140,403,612    $ 44,746,374   $329,399   $ 95,327,839
                                          ============    ============   ========   ============
  Life insurance and annuity benefits...  $148,655,621    $  5,299,091   $152,233   $143,204,297
                                          ============    ============   ========   ============
  Life insurance and annuity reserves...  $893,144,042    $ 97,232,653   $167,334   $795,744,055
                                          ============    ============   ========   ============

                     WESTERN UNITED LIFE ASSURANCE COMPANY

8.  LIFE INSURANCE AND ANNUITY RESERVES: (CONTINUED)

     The Company is contingently liable for claims on ceded insurance business in the event the reinsuring companies do not meet their obligations under those reinsurance agreements. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvencies.

9.  DEBT PAYABLE:

     At September 30, 2001 and 2000, debt payable consisted of the following:

                                                                2001          2000
                                                             -----------   -----------
Note payable to Federal Home Loan Bank of Seattle, interest
  rates ranging from 6.95% to 7.48% per annum; various
  maturity dates to March 2015; collateralized by $83.6
  million of mortgage-backed securities at September 30,
  2001.....................................................  $22,000,000   $23,500,000
Real estate contracts and mortgage notes payable, interest
  rates ranging from 3.0% to 11.6%; due in installments
  through 2026; collateralized by senior liens on certain
  of the Company's real estate contracts and mortgage notes
  receivable...............................................    1,109,973     1,323,407
Accrued interest payable...................................      144,936       159,435
                                                             -----------   -----------
                                                             $23,254,909   $24,982,842
                                                             ===========   ===========

     Aggregate amounts of principal and accrued interest payments due on debt payable as of September 30, 2001 are as follows:

FISCAL YEAR ENDING
SEPTEMBER 30,
------------------
2002........................................................   $   375,967
2003........................................................        42,560
2004........................................................       144,140
2005........................................................     8,085,981
2006........................................................       184,582
Thereafter..................................................    14,421,679
                                                               -----------
                                                               $23,254,909
                                                               ===========

                     WESTERN UNITED LIFE ASSURANCE COMPANY

10.  INCOME TAXES:

     The income tax effects of the temporary differences giving rise to the Company's deferred tax assets and liabilities as of September 30, 2001 and 2000 are as follows:

                                                               2001           2000
                                                           ------------   ------------
                                                            (RESTATED)
DEFERRED TAX ASSETS:
  Unrealized depreciation of investment securities.......  $  1,274,075   $  4,770,194
  Life insurance and annuity reserves....................     2,467,544      2,939,160
  Guaranty fund reserves.................................       726,157        703,283
  Fixed assets...........................................       260,239             --
  Tax credit carryforwards...............................            --      1,452,031
  Net operating loss carryforwards.......................            --      2,068,441
  Other, net.............................................     1,338,715      1,422,040
                                                           ------------   ------------
TOTAL DEFERRED TAX ASSETS................................     6,066,730     13,355,149
  Valuation allowance....................................             0    (11,200,000)
                                                           ------------   ------------
NET DEFERRED TAX ASSETS..................................     6,066,730      2,155,149
DEFERRED TAX LIABILITIES:
  Deferred acquisition costs.............................   (18,891,814)   (18,341,848)
  Contract acquisition costs and discount yield
     adjustments.........................................    (3,202,329)    (8,641,931)
  Fixed assets...........................................            --       (353,464)
  Securitization ancillary income........................            --     (1,668,735)
  Other, net.............................................      (819,797)    (1,072,046)
                                                           ------------   ------------
TOTAL DEFERRED TAX LIABILITIES...........................   (22,913,940)   (30,078,024)
                                                           ------------   ------------
NET DEFERRED TAX LIABILITY...............................  $(16,847,210)  $(27,922,875)
                                                           ============   ============

     During the year ended September 30, 1999, the Company provided a valuation allowance for certain of its deferred tax assets due to uncertainty of recoverability. During 2001, circumstances surrounding the deferred tax assets changed such that the allowance was no longer deemed necessary; consequently, the allowance was eliminated.

     Following is a reconciliation of the provision for income taxes to an amount as computed by applying the statutory federal income tax rate to income before income taxes for the years ended September 30, 2001, 2000 and 1999:

                                                   YEAR ENDED SEPTEMBER 30,
                               ----------------------------------------------------------------
                                      2001                   2000                  1999
                               -------------------     ----------------     -------------------
                                   (RESTATED)
Federal income taxes at
  statutory rate.............  $  2,782,325     35%    $2,360,566   35%     $    515,180     35%
Loss carryforwards generated
  from investments...........   (11,200,000)  (141)            --    0       (11,200,626)  (761)
State taxes and other........         5,461      0         (3,551)   0             1,499      0
                               ------------   ----     ----------   --      ------------   ----
Income tax provision
  (benefit)..................  $ (8,412,214)  (106)%   $2,357,015   35%     $(10,683,947)  (726)%
                               ============   ====     ==========   ==      ============   ====

                     WESTERN UNITED LIFE ASSURANCE COMPANY

10.  INCOME TAXES: (CONTINUED)

     The components of the income tax provision (benefit) for the for the years ended September 30, 2001, 2000 and 1999 are as follows:

                                                       YEAR ENDED SEPTEMBER 30,
                                               ----------------------------------------
                                                   2001          2000          1999
                                               ------------   ----------   ------------
                                                (RESTATED)
Current......................................  $  6,159,570   $   92,184   $         --
Deferred.....................................   (14,571,784)   2,264,831    (10,683,947)
                                               ------------   ----------   ------------
Total income tax provision (benefit).........  $ (8,412,214)  $2,357,015   $(10,683,947)
                                               ============   ==========   ============

     At September 30, 2001, the Company had no unused net operating loss carryforwards. At September 30, 2001, the Company had no alternative minimum tax credit carryforwards.

11.  STOCKHOLDERS' EQUITY:

     PREFERRED STOCK

     Holders of the preferred shares are entitled to receive dividends when and as declared by the Board of Directors of the Company, out of the net earnings available for dividends. The dividend rate (prime plus 1%) is determined annually by the Board of Directors of the Company and dividends payable on the preferred stock have priority to the payment of any dividends on common stock. Dividends are not cumulative and have no right to accrue if not declared. The preferred stock may be redeemed in whole or in part at the option of the Company at a redemption price of not less than par value.

     COMMON STOCK

     The Company has Class A common stock with a par value of $1 per share. Common stock is subordinate in liquidation to preferred stock.

     DIVIDEND RESTRICTIONS

     The payment of dividends by the Company is subject to certain restrictions imposed by statute. Dividends can only be paid out of earned surplus. Earned surplus includes accumulated statutory basis earnings of the Company, but excludes surplus arising from unrealized capital gains or a revaluation of assets (see note 12).

                     WESTERN UNITED LIFE ASSURANCE COMPANY

12.  STATUTORY ACCOUNTING:

     The Company is required to file statutory basis financial statements with state insurance regulatory authorities. Accounting principles used to prepare these statutory basis financial statements differ from GAAP. Selected statutory basis and GAAP basis financial statement balances as of and for the years ended September 30, 2001, 2000 and 1999 are as follows:

                                                             STATUTORY        GAAP
                                                            -----------   ------------
Capital and surplus/stockholders' equity:
  2001 (restated).........................................  $73,520,668   $136,039,538
  2000....................................................   61,444,898     99,528,648
  1999....................................................   58,438,906     93,370,941
Net income (loss):
  2001 (restated).........................................  $  (120,616)  $ 16,361,727
  2000....................................................    5,385,593      4,387,459
  1999....................................................    6,034,832     12,155,891
Unassigned statutory surplus/retained earnings:
  2001 (restated).........................................  $ 9,006,103   $ 73,869,766
  2000....................................................   14,489,898     61,448,289
  1999....................................................   11,483,906     60,076,236

     The National Association of Insurance Commissioners (the "NAIC") adopted the Codification of Statutory Accounting Principles guidance, which replaced the Accounting Practices and Procedures manual as the NAIC's primary guidance on statutory accounting. The adoption of the Codification guidance on January 1, 2001 resulted in a $1.8 million charge to the Company's statutory basis capital and surplus. State regulatory authorities also impose minimum risk-based capital requirements on insurance enterprises that were developed by the NAIC. The formulas for determining the amount of risk-based capital ("RBC") specify various weighting factors that are applied to financial balances or various levels of activity based on perceived degree of risk. Regulatory compliance is determined by a ratio of the enterprise's regulatory total adjusted capital, as defined by the NAIC, to its authorized control level RBC, as defined by the NAIC. Enterprises below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. At December 31, 2000, the Company's statutory-basis surplus exceeded the RBC requirements.

     Statement of Statutory Accounting Principles No. 37, Mortgage Loans, requires that all costs incurred in connection with originating a loan, acquiring purchased loans or committing to purchase loans be charged to expense as incurred. The Washington State Insurance Department has granted the Company a permitted accounting practice that differs from NAIC statutory accounting practices. The permitted practice allows the Company to capitalize and amortize certain costs, including underwriting fee charges paid to its parent, incurred in connection with acquiring purchased loans through March 31, 1998, except that all such costs are to be amortized into investment income no later than December 31, 2004. At September 30, 2001, the permitted practice has resulted in an increase in statutory surplus of approximately $5.7 million.

13.  SUPPLEMENTAL DISCLOSURES FOR STATEMENTS OF CASH FLOWS:

     The following table summarizes interest costs, net of amounts capitalized and income taxes paid (refunded):

                                                         YEAR ENDED SEPTEMBER 30,
                                                   ------------------------------------
                                                      2001         2000         1999
                                                   ----------   ----------   ----------
Interest, net of amounts capitalized.............  $1,183,823   $1,491,425   $2,680,616
Income taxes.....................................     (69,635)  (1,371,567)    (295,353)

                     WESTERN UNITED LIFE ASSURANCE COMPANY

13.  SUPPLEMENTAL DISCLOSURES FOR STATEMENTS OF CASH FLOWS: (CONTINUED)

     Non-cash investing and financing activities of the Company are as follows:

                                                       YEAR ENDED SEPTEMBER 30,
                                                ---------------------------------------
                                                   2001          2000          1999
                                                -----------   -----------   -----------
Loans to facilitate the sale of real estate
  held........................................  $   575,590   $ 5,814,668   $        --
Transfers between annuity products............   92,705,437    85,116,027    34,371,559
Real estate held for sale and development
  acquired through foreclosure................   13,461,983    17,854,587    21,457,269
Assumption of other debt payable in connection
  with the acquisition of real estate
  contracts and mortgage notes................      377,895       206,264       388,849
Unrealized gains (losses) arising during
  period, net.................................    7,653,010    (4,080,507)   (3,486,463)
Transfer of investments from trading portfolio
  to available-for-sale portfolio.............   15,193,478            --    13,333,248
Transfer of investments from held-to-maturity
  portfolio to available-for-sale portfolio...   58,522,805            --            --
Securities retained from securitizations......           --    41,773,518    39,024,334
Timing difference on settlements of securities
  sales.......................................    7,810,524            --            --
Timing difference on settlements of securities
  purchases...................................   19,675,519            --            --

     During the fiscal year ended September 30, 2001, a change in the Company's investment strategy affected the classification of certain trading securities as they no longer qualified as investments held principally for the purpose of selling them in the near term. Therefore, the Company reclassified the affected trading securities with a carrying value of approximately $15.2 million from trading to available-for-sale


     In October 1998, the FASB issued SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage-Banking Enterprise" which requires which requires that after the securitization of mortgage loans held for sale, an entity engaged in mortgage banking activities classify the resulting mortgage-backed securities or other retained interests based on its ability and intent to sell or hold those investments. This Statement conforms the subsequent accounting for securities retained after the securitization of mortgage loans by a mortgage banking enterprise with the subsequent accounting for securities retained after the securitization of other types of assets by a nonmortgage banking enterprise. On January 1, 1999, the Company adopted this new standard and reclassified trading securities with a carrying value of approximately $13.3 million to the available-for-sale classification.



     At the date of initial application of SFAS No. 133, the Statement provides that an entity may transfer any held-to-maturity security into the available-for-sale category or the trading category. Accordingly, as part of its implementation of SFAS No. 133 on October 1, 2000, the Company reclassified approximately $58.5 million of investments from held-to-maturity to available-for-sale.

                     WESTERN UNITED LIFE ASSURANCE COMPANY

14.  RELATED-PARTY TRANSACTIONS:

     During the years ended September 30, 2001, 2000 and 1999, the Company had the following related-party transactions with Metropolitan and its other affiliates due to common control of C. Paul Sandifur, Jr.:

                                                         2001           2000           1999
                                                     ------------   ------------   ------------
Real estate contracts and mortgage notes receivable
  and other receivable investments purchased from
  affiliates.......................................  $127,925,213   $494,754,295   $527,210,140
Real estate contracts and mortgage notes receivable
  and other receivables sold to affiliates.........    13,307,619    251,125,506    292,617,517
Net ceding of annuity products to affiliates.......     8,421,383     (8,691,431)   (39,447,283)
Net change in indebtedness of affiliates...........      (653,802)    (4,483,632)     1,754,025
Net interest and dividends paid on preferred stock
  and surplus notes................................     3,940,250      3,283,343      3,562,884
Repayment of surplus notes.........................            --      9,450,000     21,350,000
Issuance of preferred stock........................     5,000,000      9,450,000     25,150,000
Issuance of common stock...........................    12,559,565             --             --
Interest received on indebtedness of affiliates....     2,070,086      2,145,418      2,115,266
Real estate contract acquisitions, investment
  servicing and other administrative overhead......     7,833,917     10,725,674     18,900,237
Real estate development services...................       441,385      1,051,325      1,147,514

     At September 30, 2001, the Company had non-secured payables due to affiliates of approximately $2.1 million. At September 30, 2000, the Company had non-secured receivables due from affiliates of approximately $8.6 million, respectively.

     Real estate contract acquisitions, investment servicing and other administrative services are governed by two separate inter-company agreements executed between Western and Metropolitan (including an affiliate of Metropolitan). Management believes that the charges incurred are reasonable and result in the payment to Metropolitan of all significant direct expenses incurred on its behalf.

     Summit Property Development, Inc., a wholly-owned subsidiary of Summit Securities, Inc., an affiliate of the Company, provides real estate development services to the Company for a fee. Such services may include, but are not limited to the following: sales, marketing, market analysis, architectural services, design services, subdividing properties and coordination with regulatory groups to obtain the approvals that are necessary to develop a particular property.

     The Company has entered into a reinsurance agreement with OSL, which became effective July 1, 1998 and remained in effect at September 30, 2001. Although the Company can use this agreement to reinsure risk, the agreement has been inactive since October 31, 2000 because the Company determined not to reinsure the risk on policies written after that date. Under this agreement, the Company may reinsure with OSL 75% of the risk on certain annuity products. The reinsurance agreement is an ongoing arrangement with no stated expiration or termination date, although either party may stop and restart at their discretion upon providing a 30-day advance written notice. The Company receives an annual fee of 40 basis points on the cash value of the reinsured policies from OSL for servicing the reinsured policies.

                     WESTERN UNITED LIFE ASSURANCE COMPANY

14.  RELATED-PARTY TRANSACTIONS: (CONTINUED)

     Indebtedness of related parties consisted of the following:

                                                                   SEPTEMBER 30,
                                                             -------------------------
                                                                2001          2000
                                                             -----------   -----------
Note receivable from Metropolitan Mortgage, interest at
  prime plus 1% (7.75% at September 30, 2001), due December
  27, 2015; collateralized by commercial property located
  in Pasco, Washington.....................................  $ 8,507,426   $ 8,784,393
Note receivable from Metropolitan Mortgage, interest at
  10.5% per annum, due January 1, 2010; collateralized by
  commercial property located in Spokane, Washington.......   11,372,201    11,749,036
                                                             -----------   -----------
                                                             $19,879,627   $20,533,429
                                                             ===========   ===========

15.  FAIR VALUE OF FINANCIAL INSTRUMENTS:

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value. Potential income tax ramifications related to the realization of unrealized gains and losses that would be incurred in an actual sale and/or settlement have not been taken into consideration.

     PUBLICLY TRADED INVESTMENT SECURITIES -- Fair value is determined by quoted market prices.

     NON-PUBLICLY TRADED INVESTMENT SECURITIES -- Fair value is derived from quoted market prices for securities with similar characteristics and risks, or is estimated based upon expected discounted future cash flows. When determining expected future cash flows, the Company considers interest rates, estimated prepayment rates, collateral value and historical default rates experienced by the securities.

     REAL ESTATE CONTRACTS AND MORTGAGE NOTES RECEIVABLE -- For receivables (excluding accrued interest receivable), fair value is estimated by discounting contractual cash flows adjusted for prepayment estimates. The prepayment estimates are based upon internal historical data. The discount rate is estimated using rates currently offered for receivables of similar characteristics that reflect the credit and interest rate risk inherent in the loan.

     OTHER RECEIVABLE INVESTMENTS -- The fair value of other receivable investments is based on the discounted value of future contractual cash flows. The discount rate is estimated using the rates currently offered for investments with similar credit ratings and similar remaining maturities.

     POLICY LOANS -- Policy loans are charged interest at a variable rate subject to current market conditions. Thus, carrying value approximates fair value.

     INDEBTEDNESS OF RELATED PARTY -- For indebtedness of related party, the discount rate is estimated using rates currently offered for receivables of similar characteristics that reflect the credit and interest rate risk inherent in the loan.

     LIFE INSURANCE AND ANNUITY RESERVES -- The fair value of annuity reserves approximates the carrying value because the majority of the life insurance and annuity policies provide for variable rates of interest.

     DEBT PAYABLE -- The fair value of debt payable is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for debt with similar remaining maturities.

                     WESTERN UNITED LIFE ASSURANCE COMPANY

15.  FAIR VALUE OF FINANCIAL INSTRUMENTS: (CONTINUED)

     The estimated fair values of the following financial instruments as of September 30, 2001 and 2000 are as follows:

                                                  2001                          2000
                                       ---------------------------   ---------------------------
                                         CARRYING                      CARRYING
                                         AMOUNTS       FAIR VALUE      AMOUNTS       FAIR VALUE
                                       ------------   ------------   ------------   ------------
Financial assets:
  Cash and cash equivalents..........  $ 53,286,888   $ 53,286,888   $    390,242   $    390,242
  Investments:
     Trading securities..............    48,818,530     48,818,530     60,428,720     60,428,720
     Available-for-sale securities...   267,833,620    267,833,620    165,593,464    165,593,464
     Held-to-maturity securities.....            --             --     58,522,805     58,921,409
  Real estate contracts and mortgage
     notes receivable................   390,257,862    423,411,805    330,778,195    333,840,938
  Other receivable investments.......   149,852,082    171,760,876    153,357,060    153,311,150
  Policy loans.......................    19,381,119     19,381,119     19,155,825     19,155,825
  Indebtedness of related parties....    19,879,627     21,957,987     20,533,429     20,889,338
  Reinsurance receivable.............   109,608,025    109,608,025    111,378,331    111,378,331
Financial liabilities:
  Life insurance and annuity
     reserves........................   971,216,177    971,216,177    886,510,121    886,510,121
  Debt payable -- principal..........    23,109,973     24,914,716     24,823,407     25,372,659

     The fair value estimates are made at a discrete point in time based on relevant market information and information about the financial instruments. Because no market exists for a significant portion of these financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Accordingly, the estimates presented herein are not necessarily indicative of what the Company could realize in a current market exchange.

16.  EMPLOYEE BENEFIT PLANS:

     Metropolitan sponsors a Retirement Savings Plan (the "Plan"), authorized under Section 401(k) of the Tax Reform Act of 1986, as amended. This Plan is available to all of the Company's employees over the age of 18 upon completion of six months of service in which he or she has completed 500 hours of service. Company employees may defer from 1% to 15% of their compensation in multiples of whole percentages.

     Prior to January 1, 1999, if Metropolitan had a net profit for the fiscal year ending within a calendar year, a match equal to 50% of pre-tax contributions up to 6% of the participant's compensation was credited to the account of each active participant on December 31. Effective January 1, 1999, the Plan was amended to modify the employer match to a discretionary matching contribution equal to a uniform percentage of the amount of the participant contribution, up to 6% of the participant's annual compensation. The uniform percentage is to be determined annually by Metropolitan. Metropolitan may also make an additional discretionary contribution during any plan year. The Company's contributions to the Plan were approximately $0, $61,000 and $35,000 during the years ended September 30, 2001, 2000 and 1999, respectively.

17.  SUBSEQUENT EVENTS:

     Western issued 309,501 shares and 222,102 shares of common stock to Metropolitan in November 2001 and December 2001, respectively.

                     WESTERN UNITED LIFE ASSURANCE COMPANY

                                 BALANCE SHEETS

                                                                MARCH 31,      SEPTEMBER 30,
                                                                   2002             2001
                                                              --------------   --------------
                                                               (UNAUDITED)
ASSETS:
  Investments:
    Trading securities, at fair value.......................  $           --   $   48,818,530
    Available-for-sale securities, at fair value............     378,233,463      267,833,620
    Real estate contracts and mortgage notes receivable, net
      of discounts and origination fees and net of
      allowances of $6,882,457 and $8,078,416...............     427,941,255      382,179,446
    Real estate held for sale and development at the lower
      of cost or market, net of allowances of $2,087,183 and
      $2,448,670............................................      51,827,026       39,121,577
    Other receivable investments, net of discounts and
      origination fees and net of allowances of $1,088,347
      and $1,088,347........................................     141,060,472      148,763,735
    Policy loans............................................      19,499,833       19,381,119
                                                              --------------   --------------
         Total investments..................................   1,018,562,049      906,098,027
                                                              --------------   --------------
  Cash and cash equivalents.................................      22,553,729       53,286,888
  Accrued interest on investments...........................      12,537,382        9,254,198
  Reinsurance receivable....................................     109,156,655      109,608,025
  Deferred acquisition costs................................      54,204,093       56,356,646
  Indebtedness of related parties...........................      19,428,656       19,879,627
  Land, buildings and equipment, net........................       4,505,676        4,609,295
  Current income taxes receivable...........................         429,271        3,540,607
  Other assets..............................................       6,522,979       14,024,375
                                                              --------------   --------------
         Total other assets.................................     229,338,441      270,559,661
                                                              --------------   --------------
         Total assets.......................................  $1,247,900,490   $1,176,657,688
                                                              ==============   ==============
LIABILITIES:
  Reserves, payables, and accrued liabilities:
    Life insurance and annuity reserves.....................  $1,017,369,939   $  970,094,228
    Policyholder funds on deposit...........................       1,131,838        1,121,949
    Accounts payable and accrued expenses...................       7,521,449       27,207,203
    Due to affiliate........................................       5,377,802        2,092,651
                                                              --------------   --------------
         Total reserves, payables, and accrued
           liabilities......................................   1,031,401,028    1,000,516,031
                                                              --------------   --------------
    Debt payable, including accrued interest................      43,116,588       23,254,909
    Deferred income taxes, net..............................      17,810,180       16,847,210
                                                              --------------   --------------
         Total liabilities..................................   1,092,327,796    1,040,618,150
                                                              --------------   --------------
STOCKHOLDERS' EQUITY:
  Preferred stock, $10 par value, 5,000,000 shares
    authorized, 3,960,000 shares issued and outstanding
    (liquidation preference $39,600,000)....................      39,600,000       39,600,000
  Common stock, Class A, $1 par value, 5,000,000 shares
    authorized , 3,513,348 shares and 2,981,745 shares
    issued and outstanding..................................       3,513,348        2,981,745
  Paid-in and contributed capital...........................      38,601,255       21,932,820
  Accumulated other comprehensive loss......................      (2,817,907)      (2,344,793)
  Retained earnings.........................................      76,675,998       73,869,766
                                                              --------------   --------------
         Total stockholders' equity.........................     155,572,694      136,039,538
                                                              --------------   --------------
         Total liabilities and stockholders' equity.........  $1,247,900,490   $1,176,657,688
                                                              ==============   ==============

 The accompanying notes are an integral part of the unaudited interim financial statements.

                     WESTERN UNITED LIFE ASSURANCE COMPANY

                              STATEMENTS OF INCOME

                                                              SIX MONTHS ENDED MARCH 31,
                                                              ---------------------------
                                                                  2002           2001
                                                              ------------   ------------
                                                                      (UNAUDITED)
REVENUES:
  Premiums and annuity considerations.......................  $   263,714    $   372,800
  Net investment income.....................................   45,454,384     33,117,851
  Net losses on investments.................................   (6,815,438)    (8,388,794)
                                                              -----------    -----------
          Total revenues....................................   38,902,660     25,101,857
                                                              -----------    -----------
EXPENSES:
  Life insurance and annuity benefits.......................   24,956,807     23,239,477
  Commissions to agents.....................................    2,761,282      5,278,944
  Administrative and other expenses.........................    2,239,739      2,817,092
  Capitalization of deferred acquisition costs..............   (3,297,447)    (6,615,291)
  Amortization of deferred acquisition costs................    5,450,000      6,450,000
                                                              -----------    -----------
          Total expenses....................................   32,110,381     31,170,222
                                                              -----------    -----------
Income (loss) before income taxes...........................    6,792,279     (6,068,365)
Income tax (provision) benefit..............................   (2,377,297)     2,120,289
                                                              -----------    -----------
Net income (loss)...........................................    4,414,982     (3,948,076)
Preferred stock dividends...................................   (1,608,750)    (1,861,250)
                                                              -----------    -----------
Income (loss) applicable to common stockholders.............  $ 2,806,232    $(5,809,326)
                                                              ===========    ===========

 The accompanying notes are an integral part of the unaudited interim financial statements.

                     WESTERN UNITED LIFE ASSURANCE COMPANY

                   STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

                                                              SIX MONTHS ENDED MARCH 31,
                                                              ---------------------------
                                                                  2002           2001
                                                              ------------   ------------
                                                                      (UNAUDITED)
Net income (loss)...........................................  $ 4,414,982    $(3,948,076)
                                                              -----------    -----------
OTHER COMPREHENSIVE INCOME (LOSS), NET OF INCOME TAX:
  Unrealized gains (losses) on investments:
     Unrealized holding gains (losses) arising during
      period*...............................................   (4,132,742)     6,106,815
     Less reclassification adjustment for losses included in
      net income**..........................................    3,659,628      1,316,781
                                                              -----------    -----------
  Net other comprehensive income (loss).....................     (473,114)     7,423,596
                                                              -----------    -----------
Comprehensive income........................................  $ 3,941,868    $ 3,475,520
                                                              ===========    ===========

------------------------------

* Net of related tax of $(2,227,479) and $3,518,427 for the six months ended March 31, 2002 and 2001, respectively.

** Net of related tax of $1,970,569 and $709,036 for the six months ended March
   31, 2002 and 2001, respectively.

 The accompanying notes are an integral part of the unaudited interim financial statements.

                     WESTERN UNITED LIFE ASSURANCE COMPANY

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                     ACCUMULATED
                                                      ADDITIONAL        OTHER
                            PREFERRED      COMMON       PAID-IN     COMPREHENSIVE    RETAINED
                              STOCK        STOCK        CAPITAL         LOSS         EARNINGS        TOTAL
                           -----------   ----------   -----------   -------------   -----------   ------------
                                                               (UNAUDITED)
BALANCE, OCTOBER 1,
  2001...................  $39,600,000   $2,981,745   $21,932,820    $(2,344,793)   $73,869,766   $136,039,538
Net income...............           --           --            --             --      4,414,982      4,414,982
Net unrealized losses on
  available-for-sale
  securities, net of
  income tax benefit of
  $256,910...............           --           --            --       (473,114)            --       (473,114)
Cash dividends, preferred
  (variable rate)........           --           --            --             --     (1,608,750)    (1,608,750)
Issuance of common stock
  (531,603 shares).......           --      531,603    16,668,435             --             --     17,200,038
                           -----------   ----------   -----------    -----------    -----------   ------------
BALANCE, MARCH 31,
  2002...................  $39,600,000   $3,513,348   $38,601,255    $(2,817,907)   $76,675,998   $155,572,694
                           ===========   ==========   ===========    ===========    ===========   ============

 The accompanying notes are an integral part of the unaudited interim financial statements.

                     WESTERN UNITED LIFE ASSURANCE COMPANY

                            STATEMENTS OF CASH FLOWS

                                                               SIX MONTHS ENDED MARCH 31,
                                                              -----------------------------
                                                                  2002            2001
                                                              -------------   -------------
                                                                       (UNAUDITED)
CASH FLOW FROM OPERATING ACTIVITIES:
  Net income (loss).........................................  $   4,414,982   $  (3,948,076)
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Proceeds from sales of trading securities...............     13,590,118       6,441,536
    Proceeds from maturities of trading securities..........      1,020,171       3,089,858
    Acquisition of trading securities.......................     (4,669,460)     (7,005,852)
    Earned discount on receivables and investments..........    (15,104,716)     (8,508,522)
    Losses on investments and receivables, net..............      5,131,877       3,390,466
    Gains on sales of real estate...........................         (8,411)       (218,268)
    Provision for losses on real estate assets..............      1,691,972       2,206,798
    Provision for losses on other assets....................             --         172,786
    Depreciation and amortization...........................        386,269         392,235
    Deferred income tax (benefit) provision.................       (256,910)      4,227,463
    Changes in assets and liabilities:
      Deferred acquisition costs, net.......................      2,152,553        (165,291)
      Life insurance and annuity reserves...................     25,249,791      22,648,377
      Compound and accrued interest on debt payable.........         89,060          46,419
      Accrued interest on investments.......................     (4,327,348)     (1,041,160)
      Other assets..........................................      4,938,543       2,649,947
      Accounts payable and accrued expenses.................       (165,085)      1,304,438
      Amounts due to/from affiliates........................      3,285,151       7,778,448
      Other, net............................................        532,860         341,579
                                                              -------------   -------------
        Net cash provided by operating activities...........     37,951,417      33,803,181
                                                              -------------   -------------
CASH FLOW FROM INVESTING ACTIVITIES:
  Principal payments received on real estate contracts and
    mortgage notes receivable and other receivable
    investments.............................................     67,664,018      56,953,188
  Proceeds from sales of real estate contracts and mortgage
    notes receivable and other receivable investments.......     13,201,273      78,520,737
  Proceeds from sales of real estate........................      4,278,899       7,866,331
  Proceeds from maturities of available-for-sale
    investments.............................................     31,887,892      49,428,018
  Proceeds from sales of available-for-sale investments.....     57,523,292       2,586,225
  Acquisition of real estate contracts and mortgage notes
    receivable..............................................   (119,665,897)   (138,958,034)
  Purchases of available-for-sale investments...............   (180,323,272)    (53,920,387)
  Purchases of and costs associated with real estate held
    for sale and development................................       (758,287)     (3,929,974)
  Capital expenditures......................................        (18,824)        (33,519)
                                                              -------------   -------------
        Net cash used in investing activities...............   (126,210,906)     (1,487,415)
                                                              -------------   -------------
CASH FLOW FROM FINANCING ACTIVITIES:
  Increase (decrease) in notes payable......................     19,772,619      (1,887,721)
  Decrease in indebtedness of related party.................        450,971         303,599
  Receipts from life and annuity products...................     75,461,674      76,490,809
  Withdrawals of life and annuity products..................    (56,503,287)    (61,922,558)
  Ceding of life and annuity products to reinsurers.........      3,528,792       4,034,520
  Preferred stock offering costs............................       (775,727)             --
  Issuance of preferred stock...............................             --       5,000,000
  Issuance of common stock..................................     17,200,038              --
  Cash dividends............................................     (1,608,750)     (1,861,250)
                                                              -------------   -------------
        Net cash provided by financing activities...........     57,526,330      20,157,399
                                                              -------------   -------------
Net change in cash and cash equivalents.....................    (30,733,159)     52,473,165
Cash and cash equivalents:
  Beginning of period.......................................     53,286,888         390,242
                                                              -------------   -------------
  End of period.............................................  $  22,553,729   $  52,863,407
                                                              =============   =============
Non cash investing and financing activities of Company:
  Real estate acquired through foreclosure..................  $  19,772,241   $   5,205,490
  Receivables originated to facilitate the sale of real
    estate..................................................             --         575,590
  Transfer of investments from held-to-maturity to
    available-for-sale......................................             --      58,522,805
  Transfer of investments from trading to
    available-for-sale......................................     38,593,522              --
  Assumption of other debt payable in connection with the
    acquisition of real estate contracts and mortgage
    notes...................................................             --         176,941
  Transfer between annuity products.........................     18,397,682      67,734,738

 The accompanying notes are an integral part of the unaudited interim financial statements.

                     WESTERN UNITED LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 2002
                                  (UNAUDITED)

1.  BUSINESS AND ORGANIZATION:

     Western United Life Assurance Company ("Western" or the "Company"), a subsidiary substantially owned by Metropolitan Mortgage & Securities Co., Inc. ("Metropolitan"), is engaged in the offering, issuance and sale of annuity and life insurance policies. Western is licensed to sell insurance in sixteen states, but its business is primarily concentrated in the states of Idaho, Montana, Oregon, Texas, Utah and Washington.

     The Company is a 53.7% owned subsidiary of Consumers Insurance Company, which is owned by Consumers Group Holding Company ("CGHC"). Metropolitan is the ultimate parent company and owns 100.0% of CGHC. Metropolitan also has a 46.3% direct ownership in the common stock and 88.6% of the outstanding preferred stock of the Company. The remaining 11.4% of the outstanding preferred stock is owned by Consumers Insurance Company. Metropolitan is effectively controlled by
C. Paul Sandifur, Jr. through common stock ownership and voting control.

     In November 2001 and December 2001, respectively, the Company issued 309,501 and 222,102 shares of its common stock to Metropolitan for $17.2 million.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION:

     The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States
(GAAP) for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to present fairly the financial position of the Company as of March 31, 2002, and its results of operations and the cash flows for the six months ended March 31, 2002 and 2001. The results of operations for the six months ended March 31, 2002 and 2001 are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the financial statements for fiscal 2001, including notes thereto, included elsewhere in this prospectus.

ESTIMATES

     The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

RECENT ACCOUNTING PRONOUNCEMENTS

     In July 2001, the Financial Accounting Standards Board ( "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets. The Statement will require discontinuing the amortization of goodwill and other intangible assets with indefinite useful lives. Instead, these assets will be tested periodically for impairment and written down to their fair market values as necessary. This Statement is effective for fiscal years beginning after December 15, 2001. The Company has completed an evaluation of the effects of this Statement and does not believe it will have a material impact on the Company's financial statements.

     In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which is effective for fiscal years beginning after December 15, 2001. This statement addresses accounting and reporting of long-lived assets, except goodwill, that are either held and used or disposed of through sale or other means. The Company is currently evaluating the impact of this Statement on the Company's financial statements.

                     WESTERN UNITED LIFE ASSURANCE COMPANY

3.  SIGNIFICANT EVENTS:



     The Company issued 309,501 shares and 222,102 shares of common stock to Metropolitan in November 2001 and December 2001, respectively, for proceeds of approximately $17.2 million. Additionally, the Company increased its debt payable to the FHLB from $22.0 million at September 30, 2001 to $42.0 million at March 31, 2002.



4. SUBSEQUENT EVENTS:



     In May 2002, Metropolitan formed Western United Holding Company ("WUHC") as a 100% owned subsidiary and subsequently transferred its 46.3% ownership of the Company to WUHC. In connection with the formation of WUHC, CGHC also transferred its 53.7% ownership of the Company to WUHC, thereby making the Company a 100% owned subsidiary of WUHC. WUHC has no significant assets, liabilities or operations other than its investment in the Company.

             ------------------------------------------------------
             ------------------------------------------------------

     YOU SHOULD ONLY RELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANY PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. WE ARE NOT MAKING AN OFFER TO DISTRIBUTE OR SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE DISTRIBUTION OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS IS ACCURATE AS OF THE DATE ON THE FRONT COVER OF THIS PROSPECTUS ONLY. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THAT DATE.

                             ---------------------

                               TABLE OF CONTENTS


Prospectus Summary....................    3
Risk Factors..........................   10
Forward-Looking Statements............   14
Use of Proceeds.......................   14
Capitalization........................   15
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   16
Business..............................   35
Management............................   60
Principal Stockholders................   64
Certain Relationships and Related
  Transactions........................   65
Description of Preferred Stock........   67
Plan of Distribution..................   70
Legal Matters.........................   71
Experts...............................   71
Where You Can Find Additional
  Information.........................   71
Index to Financial Statements.........  F-1


     UNTIL           , 2002 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE PREFERRED STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------

                             UP TO 2,000,000 SHARES

                                 WESTERN UNITED
                                HOLDING COMPANY
                            VARIABLE RATE CUMULATIVE
                           PREFERRED STOCK, SERIES A
                           -------------------------

                                   PROSPECTUS
                           -------------------------

                    METROPOLITAN INVESTMENT SECURITIES, INC.
                                          , 2002

             ------------------------------------------------------
             ------------------------------------------------------

               PART II -- INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table indicates the expenses to be incurred in connection with the offering described in this Registration Statement, other than the underwriting discounts and commissions, all of which will be paid by the Company. All amounts are estimates, other than the SEC registration fee and the NASD filing fee.

SEC registration fee........................................   $ 12,500
NASD filing fee.............................................      5,500
Stock exchange application and original listing fees(1).....     16,000
Accounting fees and expenses(1).............................    820,000
Printing expenses(1)........................................     40,000
Transfer agent's fees and expenses(1).......................     20,000
Legal fees and expenses(1)..................................     60,000
Miscellaneous expenses(1)...................................      1,000
                                                               --------
Total.......................................................   $975,000
                                                               ========

------------------------------

(1) Estimated.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Western United has no contractual or other arrangement with its controlling persons, directors or officers regarding indemnification, other than as set forth in its Bylaws. Western United's Bylaws permit indemnification of a director, officer or employee up to the indemnification limits permitted by Washington state law which permits indemnification for judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with an action, suit or proceeding if the indemnified person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interests of the corporation.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     During the past three years, Western Life made the following sales of unregistered securities to its affiliates:

     (i) 380,000 shares of preferred stock in December 1998 for $3,800,000, (ii) 2,135,000 shares of preferred stock in May 1999 for $21,350,000, (iii) 945,000 shares of preferred stock in December 1999 for $9,450,000, (iv) 500,000 shares of preferred stock in December 2000 for $5,000,000, (v) 398,500 shares of common stock in June 2001 for $10,232,187, (vi) 83,245 shares of common stock in August 2001 for $2,500,014, (vii) 309,501 shares of common stock in November 2001 for $10,000,022, and (viii) 222,102 shares of common stock in December 2001 for $7,200,016.

     On May 7, 2002, in connection with its formation, Western United Holding Company sold 100 shares of unregistered common stock to its parent, Metropolitan Mortgage & Securities Co., Inc. for $10,000.

     These sales and issuances of securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act of 1933 as transactions by an issuer not involving any public offering. Exemption from the registration provisions of the Securities Act of 1933 is claimed on the basis that the purchaser represented its intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, such transactions did not involve any public offering or underwriters and the purchasers were sophisticated and had adequate access to information about us through their relationship with us.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)  Exhibits


 1.1       Form of Selling Agreement between Western United Holding
           Company and Metropolitan Investment Securities, Inc.*
 1.2       Form of Agreement to Act as Qualified Independent
           Underwriter among Western United Holding Company,
           Metropolitan Investment Securities, Inc. and Roth Capital
           Partners, LLC.*
 1.3       Form of Escrow Agreement among Western United Holding
           Company, Metropolitan Investment Securities, Inc. and
           Computershare Trust Company.
 3.1       Articles of Incorporation of Western United Holding
           Company.*
 3.2       Bylaws of Western United Holding Company.*
 4.1       Statement of Rights, Designations and Preferences of
           Variable Rate Cumulative Preferred Stock, Series A.*
 5.1 Opinion of Kutak Rock LLP regarding the legality of the preferred stock.*
10.1       Receivable Acquisition and Underwriting Agreement between
           Western United Life Assurance Company and Metropolitan
           Mortgage & Securities Co., Inc.*
10.2 Form of General Support Services and Rental Agreement between Western United Life Assurance Company and
           Metropolitan Mortgage & Securities Co., Inc., as amended.*
10.3       First Amendment to General Support Services and Rental
           Agreement between Western United Life Assurance Company and
           Metropolitan Mortgage & Securities Co., Inc.*
12.1       Statement regarding computation of ratios.*
23.1       Consent of Ernst & Young LLP.
23.2       Consent of Kutak Rock LLP (included in exhibit 5.1).
24.1 The power of attorney included on Page II-5 of the Registration Statement filed on June 21, 2002, is incorporated herein by reference.
99.1       Form of Subscription Agreement.*


------------------------------

 *   Previously filed.

(b)  Financial Statement Schedules

     See Index to Financial Statement Schedules on page S-1. All other schedules are omitted since they are not required, are inapplicable, or the required information is included in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by section 10(a)(3) of the
                 Securities Act of 1933, as amended (the "Act");

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling persons of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes that:

          (1) For the purpose of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Pre-Effective Amendment No. 3 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Spokane, State of Washington, on July 30, 2002.


                                          WESTERN UNITED HOLDING COMPANY,
                                            a Washington corporation

                                          By    /s/ C. PAUL SANDIFUR, JR.
                                            ------------------------------------
                                                   C. Paul Sandifur, Jr.,
                                                   President and Director


     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.



                    SIGNATURE                                    TITLE                    DATE
                    ---------                                    -----                    ----

            /s/ C. PAUL SANDIFUR, JR.                   President and Director       July 30, 2002
 ------------------------------------------------    (Principal Executive Officer)
              C. Paul Sandifur, Jr.

                       ***                                     Treasurer             July 30, 2002
 ------------------------------------------------    (Principal Financial Officer)
                Joseph Christensen

                /s/ ROBERT A. NESS                   Principal Accounting Officer    July 30, 2002
 ------------------------------------------------
                  Robert A. Ness

                       ***                             Senior Vice President and     July 30, 2002
 ------------------------------------------------              Director
                 John Van Engelen

                       ***                              Secretary and Director       July 30, 2002
 ------------------------------------------------
                  Reuel Swanson

                                                               Director              July 30, 2002
 ------------------------------------------------
                 Gary D. Brajcich

                                                               Director              July 30, 2002
 ------------------------------------------------
              Robert Stephen Corker

                       ***                                     Director              July 30, 2002
 ------------------------------------------------
                    Irv Marcus

                       ***                                     Director              July 30, 2002
 ------------------------------------------------
                Bradley M. Marten

                       ***                                     Director              July 30, 2002
 ------------------------------------------------
                 Samuel H. Smith

                       ***                                     Director              July 30, 2002
 ------------------------------------------------
                William D. Snider

                                                               Director              July 30, 2002
 ------------------------------------------------
                   John Trimble


 ***By:       /s/ C. PAUL SANDIFUR, JR.
       ------------------------------------------
                 C. Paul Sandifur, Jr.,
                  as attorney-in-fact

                     WESTERN UNITED LIFE ASSURANCE COMPANY

                     INDEX TO FINANCIAL STATEMENT SCHEDULES

Schedule I           Summary of Investments -- Other Than Investments in Related
                     Parties as of September 30, 2001
Schedule III         Supplementary Insurance Information as of September 30,
                     2001, 2000 and 1999 and for each of the years then ended
Schedule IV Reinsurance as of September 30, 2001, 2000 and 1999 and for each of the years then ended
Schedule V           Valuation and Qualifying Accounts as of September 30, 2001

     All schedules, other than those listed above, are omitted because the information is not required or because the information is included in our Financial Statements or Notes thereto.

                                                                      SCHEDULE I
                                                                     PAGE 1 OF 4

                     WESTERN UNITED LIFE ASSURANCE COMPANY

                             SUMMARY OF INVESTMENTS

                   OTHER THAN INVESTMENTS IN RELATED PARTIES

                               SEPTEMBER 30, 2001

                                                                                       COLUMN D
                                                                                     ------------
                                                                                      AMOUNT AT
COLUMN A                                                COLUMN B        COLUMN C     WHICH SHOWN
--------                                             --------------   ------------    ON BALANCE
TYPES OF INVESTMENTS                                 AMORTIZED COST   MARKET VALUE      SHEET
--------------------                                 --------------   ------------   ------------
FIXED MATURITIES
Investments:
  U.S. Government and Government Agencies and
     Authorities...................................   $ 14,862,862    $ 15,112,715   $ 15,112,715
  Corporate Bonds..................................     32,266,114      32,360,055     32,360,055
  Mortgage and Asset Backed Bonds..................    244,063,440     244,396,190    244,396,190
                                                      ------------    ------------   ------------
TOTAL FIXED MATURITIES.............................   $291,192,416    $291,868,960   $291,868,960
                                                      ============    ============   ============
Equity Securities..................................   $ 23,218,026    $ 20,893,119   $ 20,893,119
                                                      ============    ============   ============
Venture Capital/Limited Partnership................   $  4,499,999    $  3,890,071   $  3,890,071
                                                      ============    ============   ============
Real Estate Contracts and Mortgage Notes
  Receivables......................................   $390,257,862                   $390,257,862
Real Estate Held for Sale and Development..........     41,570,247                     41,570,247
                                                      ------------                   ------------
Total Real Estate Assets...........................    431,828,109                    431,828,109
Less Allowance for Losses on Real Estate Assets....    (10,527,086)                   (10,527,086)
                                                      ------------                   ------------
NET REAL ESTATE ASSETS.............................   $421,301,023                   $421,301,023
                                                      ============                   ============
Other Receivable Investments.......................   $149,852,082                   $149,852,082
Less Allowance for Losses on Other Receivable
  Investments......................................     (1,088,347)                    (1,088,347)
                                                      ------------                   ------------
NET OTHER RECEIVABLE INVESTMENTS...................   $148,763,735                   $148,763,735
                                                      ============                   ============
OTHER ASSETS -- POLICY LOANS.......................   $ 19,381,119                   $ 19,381,119
                                                      ============                   ============
TOTAL INVESTMENTS..................................   $908,356,318                   $906,098,027
                                                      ============                   ============

                                                                      SCHEDULE I
                                                                     PAGE 2 OF 4

                     WESTERN UNITED LIFE ASSURANCE COMPANY

                              LOANS ON REAL ESTATE

                               SEPTEMBER 30, 2001

     At September 30, 2001, the Company held first priority liens associated with contracts and mortgage note Receivables with a face value of approximately $404.2 million (99%) and second or lower priority liens of approximately $2.2 million (1%). Approximately 24% of the face value of the Company's real estate Receivables are collateralized by properties located in the Pacific Northwest (Washington, Alaska, Idaho, Montana and Oregon), approximately 32% by properties located in the Pacific Southwest (California, Arizona and Nevada), approximately 13% in the Southeast (Florida, Georgia, North Carolina and South Carolina), approximately 4% in the North Atlantic (New York, Pennsylvania, New Jersey, Connecticut and Maryland) and approximately 13% by properties located in the Southwest (Texas and New Mexico). The face value of the real estate Receivables ranges principally from $15,000 to $300,000 with 84 real estate Receivables, aggregating approximately $163.1 million, in excess of this range. No individual contract or note is in excess of 5% of the total carrying value of real estate Receivables and less than 2% of the contracts and notes are subject to variable interest rates. Contractual interest rates principally range from 6% to 13% per annum with approximately 84% of the face value of these Receivables within this range. The weighted average contractual interest rate on these real estate Receivables at September 30, 2001 was approximately 10.6%. Maturity dates range from 2001 to 2031.

                                                             INTEREST       CARRYING     DELINQUENT
                                               NUMBER OF       RATES       AMOUNT OF      PRINCIPAL
DESCRIPTION                                   RECEIVABLES   PRINCIPALLY   RECEIVABLES      AMOUNT
-----------                                   -----------   -----------   ------------   -----------
RESIDENTIAL
First Mortgage greater than $100,000........       282         8-12%      $ 47,139,263   $ 5,311,682
First Mortgage $50,000 to $100,000..........       750         8-12%        50,017,728     3,709,187
First Mortgage less than $50,000............     2,749         8-13%        68,532,930     3,399,712
Second or Lower greater than $100,000.......         1          8-9%           103,175            --
Second or Lower $50,000 to $100,000.........         5         8-10%           408,574        99,868
Second or Lower less than $50,000...........        20         8-11%           544,727        25,000
COMMERCIAL
First Mortgage greater than $10,000,000.....         1         8-12%        20,000,000            --
First Mortgage $5,000,000 to $10,000,000....        15         8-11%       109,322,474    11,184,423
First Mortgage less than $5,000,000.........       603         8-11%        63,467,438     3,774,484
Second or Lower greater than $10,000,000....        --           --                 --            --
Second or Lower $5,000,000 to $10,000,000...        --           --                 --            --
Second or Lower less than $5,000,000........        11         8-10%         1,029,695            --
FARM, LAND AND OTHER
First Mortgage greater than $100,000........        97         8-14%        20,018,120     2,252,270
First Mortgage $50,000 to $100,000..........       150         8-13%        10,276,974       196,489
First Mortgage less than $50,000............       756         8-12%        15,610,901       446,074
Second or Lower greater than $100,000.......        --           --                 --            --
Second or Lower $50,000 to $100,000.........        --           --                 --            --
Second or Lower less than $50,000...........         1         8-10%             2,267         2,231
Unrealized discounts, new of unamortized
  acquisition cost, on receivables purchased
  at a discount.............................                               (16,216,404)           --
Allowance for losses........................                                (8,078,416)           --
                                                                          ------------   -----------
CARRYING VALUE..............................                              $382,179,446   $30,401,420
                                                                          ============   ===========

                                                                      SCHEDULE I
                                                                     PAGE 3 OF 4

                     WESTERN UNITED LIFE ASSURANCE COMPANY

                              LOANS ON REAL ESTATE

                               SEPTEMBER 30, 2001

     The principal amounts of Receivables subject to delinquent principal or interest is defined as being in arrears for more than three months.

     The future contractual maturities of the aggregate amounts of Receivables (face amount) are as follows:

                                       RESIDENTIAL     COMMERCIAL      FARM, LAND,
                                        PRINCIPAL      PRINCIPAL     OTHER PRINCIPAL   TOTAL PRINCIPAL
                                       ------------   ------------   ---------------   ---------------
October 2001 to September 2004.......  $ 20,730,370   $114,020,736     $ 9,692,695      $144,443,801
October 2004 to September 2006.......    11,976,268     29,913,893       4,650,602        46,540,763
October 2006 to September 2008.......    11,102,573      6,362,438       5,160,631        22,625,642
October 2008 to September 2011.......    21,278,520      8,176,145       5,310,412        34,765,077
October 2011 to September 2016.......    28,159,494      9,499,629       5,109,106        42,768,229
October 2016 to September 2021.......    15,106,349     11,937,503      13,914,658        40,958,510
October 2021 and Thereafter..........    58,392,823     13,909,263       2,070,158        74,372,244
                                       ------------   ------------     -----------      ------------
                                       $166,746,397   $193,819,607     $45,908,262      $406,474,266
                                       ============   ============     ===========      ============

                                                                      SCHEDULE I
                                                                     PAGE 4 OF 4

                     WESTERN UNITED LIFE ASSURANCE COMPANY

                              LOANS ON REAL ESTATE

                               SEPTEMBER 30, 2001

                                                              YEAR ENDED SEPTEMBER 30,
                                                     ------------------------------------------
                                                         2001           2000           1999
                                                     ------------   ------------   ------------
Balance at beginning of period.....................  $330,076,232   $414,044,130   $444,321,112
Additions during period:
  New receivables-cash.............................   242,062,586    465,274,629    504,018,077
  Loans to facilitate the sale of real estate
     held-non cash.................................       575,590      5,814,668             --
  Assumption of other debt payable in conjunction
     with acquisition of new receivables-non
     cash..........................................       377,895        206,264        388,849
  Earned discount amortization.....................     5,654,226      3,276,304      5,001,197
                                                     ------------   ------------   ------------
Total additions....................................   248,670,297    474,571,865    509,408,123
                                                     ------------   ------------   ------------
Deductions during period:
  Collections of principal-cash....................    86,898,639    125,150,888     74,798,143
  Cost of receivables sold.........................    88,361,472    414,347,647    441,209,451
  Foreclosures-non cash............................    13,228,556     19,041,228     23,677,511
                                                     ------------   ------------   ------------
Total deductions...................................   188,488,667    558,539,763    539,685,105
                                                     ------------   ------------   ------------
Balance at end of period...........................  $390,257,862   $330,076,232   $414,044,130
                                                     ============   ============   ============

                                                                    SCHEDULE III
                                                                     PAGE 1 OF 2

                     WESTERN UNITED LIFE ASSURANCE COMPANY

                      SUPPLEMENTARY INSURANCE INFORMATION

                                                            FUTURE POLICY
                                               DEFERRED       BENEFITS,                 OTHER POLICY
                                                POLICY      LOSSES, CLAIMS               CLAIMS AND
                                              ACQUISITION      AND LOSS      UNEARNED     BENEFITS
                                                 COSTS         EXPENSES      PREMIUMS     PAYABLE
                                              -----------   --------------   --------   ------------
September 30, 2001
  Life Insurance and Annuities..............  $56,356,646    $971,216,177     $  --        $  --
                                              ===========    ============     =====        =====
September 30, 2000
  Life Insurance and Annuities..............  $55,059,377    $886,510,121     $  --        $  --
                                              ===========    ============     =====        =====
September 30, 1999
  Life Insurance and Annuities..............  $58,295,946    $893,144,041     $  --        $  --
                                              ===========    ============     =====        =====

                                                                    SCHEDULE III
                                                                     PAGE 2 OF 2

                     WESTERN UNITED LIFE ASSURANCE COMPANY

                      SUPPLEMENTARY INSURANCE INFORMATION

                                                            BENEFIT     AMORTIZATION
                                                            CLAIMS,     OF DEFERRED
                                                NET       LOSSES AND       POLICY        OTHER
                                 PREMIUM    INVESTMENT    SETTLEMENT    ACQUISITION    OPERATING
                                 REVENUE      INCOME       EXPENSES        COSTS        EXPENSES
                                 --------   -----------   -----------   ------------   ----------
September 30, 2001
  Life Insurance and
     Annuities.................  $604,750   $72,362,198   $46,106,966   $ 8,650,000    $4,430,486
                                 ========   ===========   ===========   ===========    ==========
September 30, 2000
  Life Insurance and
     Annuities.................  $948,508   $65,958,630   $44,644,839   $12,300,000    $3,251,656
                                 ========   ===========   ===========   ===========    ==========
September 30, 1999
  Life Insurance and
     Annuities.................  $699,681   $59,546,108   $43,495,100   $10,700,000    $1,611,453
                                 ========   ===========   ===========   ===========    ==========

                                                                     SCHEDULE IV

                     WESTERN UNITED LIFE ASSURANCE COMPANY

                     SUPPLEMENTARY REINSURANCE INFORMATION

                                                               ASSUMED                   PERCENTAGE
                                                 CEDED TO       FROM                     OF AMOUNT
                                                   OTHER        OTHER                     ASSUMED
                                 GROSS AMOUNT    COMPANIES    COMPANIES    NET AMOUNT      TO NET
                                 ------------   -----------   ---------   ------------   ----------
SEPTEMBER 30, 2001
  Life Insurance in Force......  $244,702,038   $33,711,514     $  --     $210,990,524     $  --
  Premiums:
     Life Insurance............  $  1,698,983   $   332,611     $  --     $  1,366,372     $  --
SEPTEMBER 30, 2000
  Life Insurance in Force......  $259,975,571   $37,594,536     $  --     $222,381,035     $  --
  Premiums:
     Life Insurance............  $  1,766,947   $   308,923     $  --     $  1,458,024     $  --
SEPTEMBER 30, 1999
  Life Insurance in Force......  $282,481,000   $41,372,000     $  --     $241,109,000     $  --
  Premiums:
     Life Insurance............  $  1,994,405   $   326,131     $  --     $  1,668,274     $  --

                                                                      SCHEDULE V

                     WESTERN UNITED LIFE ASSURANCE COMPANY

                 VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

                 YEARS ENDED SEPTEMBER 30, 2001, 2000 AND 1999

                                                               ADDITIONS
                                                              (REDUCTIONS)   DEDUCTIONS
                                                BALANCE AT     CHARGES TO        AND
                                               BEGINNING OF    COSTS AND      ACCOUNTS     BALANCE AT
DESCRIPTION                                        YEAR         EXPENSES     WRITTEN OFF   END OF YEAR
-----------                                    ------------   ------------   -----------   -----------
Allowance for probable losses on real estate
  contracts and mortgage notes deducted from
  real estate assets in balance sheet
  2001.......................................   $5,380,212     $3,959,658    $1,261,454    $8,078,416
  2000.......................................    3,037,582      3,897,929     1,555,299     5,380,212
  1999.......................................    2,347,734      2,373,106     1,683,258     3,037,582
Allowance for probable losses on real estate
  held for sale from real estate assets in
  balance sheet
  2001.......................................   $1,442,424     $1,676,031    $  669,785    $2,448,670
  2000.......................................    1,383,575        408,568       349,719     1,442,424
  1999.......................................      358,810      2,926,948     1,902,183     1,383,575
Allowance for probable losses on other
  receivable investments deducted from other
  receivable investments in balance sheet
  2001.......................................   $  894,889     $  215,686    $   22,228    $1,088,347
  2000.......................................           --        894,889            --       894,889
  1999.......................................           --             --            --            --

                                    EXHIBITS


 1.1   Form of Selling Agreement between Western United Holding
       Company and Metropolitan Investment Securities, Inc.*
 1.2   Form of Agreement to Act as Qualified Independent
       Underwriter among Western United Holding Company,
       Metropolitan Investment Securities, Inc. and Roth Capital
       Partners, LLC.*
 1.3   Form of Escrow Agreement among Western United Holding
       Company, Metropolitan Investment Securities, Inc. and
       Computershare Trust Company.
 3.1   Articles of Incorporation of Western United Holding
       Company.*
 3.2   Bylaws of Western United Holding Company.*
 4.1   Statement of Rights, Designations and Preferences of
       Variable Rate Cumulative Preferred Stock, Series A.*
 5.1 Opinion of Kutak Rock LLP regarding the legality of the preferred stock.*
10.1   Receivable Acquisition and Underwriting Agreement between
       Western United Life Assurance Company and Metropolitan
       Mortgage & Securities Co., Inc.*
10.2 Form of General Support Services and Rental Agreement between Western United Life Assurance Company and
       Metropolitan Mortgage & Securities Co., Inc., as amended.*
10.3   First Amendment to General Support Services and Rental
       Agreement between Western United Life Assurance Company and
       Metropolitan Mortgage & Securities Co., Inc.*
12.1   Statement regarding computation of ratios.*
23.1   Consent of Ernst & Young LLP.
23.2   Consent of Kutak Rock LLP (included in exhibit 5.1).
24.1 The power of attorney included on Page II-5 of the Registration Statement filed on June 21, 2002, is incorporated herein by reference.
99.1   Form of Subscription Agreement.*


------------------------------

* Previously filed.